File # 82-4708

To the Annual General Meeting
of the Company Shareholders

Provisionally approved by:
OJSC Samaraenergo Board of Directors
30.04.2010 (Minutes № 6/252 of 04.05.2010)

12-31-09
AR/S

AO Samaraenergo

ANNUAL REPORT
of the Open Joint-Stock Energy and Electrification Company Samaraenergo
on the basis of the results of the year 2009

City of Samara

CONTENTS:

Section 1. Address to the Shareholders from the Chairman of the Board of Directors and the CEO of the Company.

Dear Shareholders,

2009 was a challenging year for OJSC Samaraenergo and for the country on the whole. The world financial crisis and, arising from this, a drop in production volumes, and a worsening of economic indicators for many of the industrial enterprises of Samara Oblast led to a fall in volume of electrical energy consumption. This factor influenced the volume of effective output by OJSC Samaraenergo. Compared to the previous year, the consumption of electrical energy by end-customers of OJSC Samaraenergo decreased by 14.44%. This decrease is connected, among other factors, with the arrival of OJSC Togliattienergosbyt on the new wholesale electrical energy market (3%).

The decrease of effective output and the increased liberalization of the electrical energy market heightened retail market competition. In this growing market OJSC Samaraenergo met with acute competition from energy organizations, which has meant an objective effort to concentrate production and to increase production efficiency; the fall in the market also led to increasing competition for income streams between technologically similar organizations, especially between network organizations.

Despite the financial and economic difficulties which arose, however, the Company has achieved high production results and has thus confirmed its standing as the largest sustainable and successful energy-selling company in Russia, and as a reliable, guaranteed supplier of electrical energy in Samara Oblast, always aiming at the highest quality of service for electrical energy consumers.

In order to maximize the Company's profit and obtain a competitive edge in both the retail and the wholesale markets within the reporting period OJSC Samaraenergo has continued its work on increasing the precision of its energy consumption and power forecasts, and on optimizing the structure of electrical energy purchasing in the new wholesale energy market. In 2009 OJSC Samaraenergo became a participant in trading sessions on the "Arena" stock exchange, thanks to which a reduction in energy cost price became possible.

In order to maintain the sustainable financial state of the Company, during the previous year measures were taken to improve the collection of moneys and to improve consumer paying culture. We should note that in 2009 the consumer base of OJSC Samaraenergo grew by 9667 subscribers (3500 legal entities and 6667 household consumers). By the end of 2009 the number of subscribers had reached 12 689 legal entities and 484 377 persons. This increase is due to the acceptance of new consumers into its service.

We must acknowledge that high staff professionalism and the effective Company management strategy helped overcome the influence of negative factors and to achieve success.

The analysis of OJSC Samaraenergo results for the year 2009 shows that the Company fulfilled the following goals:

- the annual KPI set by the OJSC Samaraenergo Board of Directors was achieved;
- the sustainable financial position was maintained;
- the sustainable performance of the Company on the retail market and its effective performance on the wholesale market was maintained;
- a sustainable electrical energy supply in the territory of Samara Oblast was ensured

In analyzing KPIs for the year 2009 the following must be taken into account:

- Network production was 17,032.9 million kW/h, which is 1.1% less than planned; Effective production was 15,334.2 million kW/h, which is 1.6% less than planned;
- Accounting loss totaled to 1,069,078 thousand Rubles, which is 65,485.1 thousand rubles less than planned.

The loss is due to a decline in the value of energy company shares held by the Company, in the context of the overall economic instability which has arisen from the negative effects of the world financial crisis.

In summarizing the results of the Company's activities in 2009, we must in particular draw attention to the fact that the investment program which was aimed at improving the servicing of OJSC Samaraenergo has been implemented successfully. The investment program was based on the implementation of a range of socially oriented projects, such as the "Creation of Customer Service Centers in 12 population districts of Samara Oblast " and the "Creation of an Automated System of Energy Carrier Control and Measurement in the Urban District of Zhigulevsk".

The opening of Customer Service Centers (CSC) enabled the following:

- an increase in the service territory for OJSC Samaraenergo customers;
- an expansion of the range of services provided by OJSC Samaraenergo to customers;
- an improvement in the service quality for OJSC Samaraenergo customers;
- an improvement of the status of OJSC Samaraenergo as the guaranteeing supplier in the electrical energy retail market.

In the 2009 OJSC Samaraenergo annual investment program investments totaled 49,993 thousand rubles.

The implementation of a pilot project "Creation of an Automated System of Energy Carrier Control and Measurement for Household Consumers" in two houses in Zhigulevsk enabled the finalization of a system of settlements with customers by automated generation of statements for energy consumed, based on a two-tariff plan (day/night), which made the payment procedure simpler for the residents and eliminated unauthorized energy consumption. In the OJSC Samaraenergo annual investment program for the year 2009 the investments for this line totaled 2,701 thousand rubles. The total amount of investment by OJSC Samaraenergo within the reporting period was 101,604 thousand rubles. The implementation of the investment program enabled the range of services in the sales sector to be broadened, improving efficiency and the quality of service for customers.

Special attention in 2009 was given to improving the efficiency of the OJSC Samaraenergo corporate management system, which was based on principles of accountability, transparency, and responsibility to shareholders and investors.

A substantial contribution to OJSC Samaraenergo performance is made by the work of the Board of Directors. Within this reporting period the Board had 10 meetings concerning the whole range of issues on the Company's performance. In order to improve business planning, to ensure the Company's financial and economic sustainability and to reduce operational expenditure, in 2009 the Board approved a new business planning schedule, and schedules for the formulation of budgets for cash flow, revenue, and expenditure. In order to implement the Company's social policy and regulate social and labor relations, the Board approved the Collective Agreement for the years 2009–2010.

On the recommendation of the Board, the Annual General Meeting of Shareholders on 22 June 2009 made a decision to pay dividends according to the 2008 preferred shares results. The funds allocated to pay the distributed profit amounted to 3,654,000 rubles.

In discussing the OJSC Samaraenergo development strategy for the year 2010 we must note that under the complex conditions for the development of energy-sales business in Russia and with further market liberalization the principal tasks will be to improve competitive capacity in the regional electrical energy market while maintaining a sustainable financial position. The goals of the strategic development of OJSC Samaraenergo for the year 2010 are as follows:

- To maximize revenue (as the goal of any commercial enterprise) while maintaining a sustainable financial position and the status of a guaranteeing energy supplier.
- To retain and expand its current subscriber base by forming a more flexible policy of interaction with electricity consumers.

- To increase those Company assets which are aimed at improving the efficiency of its general business.
- To increase the productivity of business processes and the efficiency of the Company management system.

In order to achieve the said goals it will be necessary to continue to pursue the following lines of activity:

- The optimization of the structures of the main articles of expenditure.
- The optimization of algorithms for the management of the company's financial resources.
- The diversification of business based on developing and offering of relevant services.

In considering the importance as a whole of the tasks at hand, the management team of OJSC Samaraenergo will in 2010 make every effort to execute the Company's strategy. We are sure that the consolidation of effort on the part of the Company management and its shareholders will allow the Company to achieve a high performance and financial results in a competitive environment, and to maintain the Company's successful progress in a competitive field.

Chairman,
Board of Directors of OJSC Samaraenergo — V.E. Avetisyan

General Director
OJSC Samaraenergo — M.V. Soyfer

Section 2. General Information, the Company's Position in the Industry

2.1. Geographical situation.

Samara Oblast is located in the South-East of the Eastern European (Russian) Plain in the mid-course of the Volga, the largest river in Europe. The Oblast occupies an area of 53.6 thousand square km (0.31% of the territory of Russia), is a part of the Volga Federal District, and is located in its Southern part.

Administratively, Samara Oblast comprises 11 cities, including 10 cities of regional importance and 1 city which comes under regional administration; 22 urban communities, 27 rural areas, 324 rural administrations, and 1,333 rural districts. The regional center is Samara, with 36% of the region's population. Samara Oblast has 3171.5 thousand permanent citizens. Over 67% of the population live in the four largest towns: Samara, Togliatti, Syzran and Novokuybyshevsk, among which Samara is the most populated (1135.5 thousand people).

Industrially, Samara is one of the most developed administrative units in the Volga economic region and in Russia as a whole. In terms of absolute volume of industrial production the Oblast occupies the third or fourth place among the subjects of the Federation. In 1998 its absolute share in the industrial production of Russia was approximately 3.5%.

Its most developed industries are the mechanical-engineering, metalworking, electrical energy, chemical, petro-chemical and fuel industries. Mechanical engineering is represented in almost all key industries, among which the automobile industry plays a leading role. 80% of Russian automobiles are manufactured in Samara Oblast. The power industry occupies second place in the total amount of industrial production. 9.2% of regional output is provided by the chemical industry, which is represented by the largest producers of ammonium (26.4% of the total production of Russia), mineral fertilizers (4.9%), and crop protection chemicals. The Oblast is the sole manufacturer of yellow phosphorus. Petrochemical enterprises supply synthetic rubber (14.5%) and plastic products. The fuel industry ranks fourth in the total volume of industrial production in the region. It is represented by oil production and processing industries. These enterprises extract 2.8% of Russian oil, and produce 12.3% of petroleum, 13.1% of diesel fuel, and 12.1% of industrial fuel oil.

The developed industrial complex of Samara Oblast comprises approximately 400 large and medium-sized enterprises (with more than 390,000 employees in total), and over 4,000 small enterprises.

OJSC Samaraenergo is the largest energy seller in the Middle Volga area, which provides approx. 87.2% of the total regional electricity supply.

The largest customers of OJSC Samaraenergo are chemical, petrochemical, oil-processing, metallurgical and machine-building industrial enterprises, railway, pipeline transport, and oil-extraction enterprises, and manufacturers of construction materials.

2.2. Brief History of the Company.

The Open Joint-Stock Energy and Electrification Company Samaraenergo was created in 1993 as assignee of the Industrial Association of Energy and Electrification Samaraenergo and without limitation on its term of activity, in compliance with the privatization plan of IAEE Samaraenergo. The aim of the creation of the joint-stock company, as was the case with many privatized enterprises, was to improve the efficiency of the state economic system, which was in transition from a planned economy to market relations. OJSC Samaraenergo provided a stable power supply to 99% of power consumers in Samara Oblast and provided heating and hot-water supplies to industrial and public utility companies in the largest cities of Samara Oblast. The company included 8 power stations, 4 electric grid enterprises, and 2 heat pipeline network enterprises.

Pursuant to the decision taken by the Board of Directors of JSC RAO UES of Russia dated 03/09/2004, measures were carried out to reform the Open Joint-stock Energy and Electrification Company Samaraenergo. In 2005 OJSC Samaraenergo jointly with OJSC Saratovenergo and OJSC Ulyanovskenergo became founders of inter-regional production companies, namely:

Volga Territorial Generation Company: a public equity capital company with an authorized capital stock comprising the electrical generating and thermal network assets of OJSC Samaraenergo;

Volga Interregional Distribution Company: a public equity capital company with an authorized capital stock comprising the electricity distribution assets of OJSC Samaraenergo which do not belong to the United National (all-Russia) Electric Grid (UNEG).

An Extraordinary General Meeting of Shareholders of OJSC Samaraenergo was held on 30 September 2005. This General Meeting took the decision to reorganize the Company through a spin-off of the following companies:

- OJSC Samara Territorial Generation Company, with the shares of OJSC Volga Territorial Generation Company transferred to its balance-sheet;
- OJSC Samara Distribution Company, with the shares of OJSC Volga Inter-regional Distribution Company transferred to its balance-sheet;
- OJSC Samara Main Line Company, with the property of the main network system of OJSC Samaraenergo transferred to its balance-sheet.

On 1 January 2006 OJSC Samaraenergo ceased its activity in the generation, transmission and distribution of heating and electrical energy. On 1 April 2006 the spun-off companies were registered in compliance with the state registration procedure. After the spin-off energy sales assets remained on the balance-sheet of OJSC Samaraenergo. From 1 April 2006, electrical energy sales to consumers in the regional retail electricity market became the Company's principal activity.

In April 2008 OJSC Samaraenergo ceased to be an affiliate of OJSC RAO UES of Russia, and on 1 July 2008 OJSC RAO UES of Russia completed corporate reorganization procedures and ceased to exist as a legal entity.

At the present time OJSC Samaraenergo is the largest energy-trading company in Samara Oblast, with the status of a guaranteed supplier.

The mission of OJSC Samaraenergo is to ensure a reliable power supply in the territory of Samara Oblast for the social and economic development of the region.

2.3. The Company's Organizational Structure.

Management of the current activity of OJSC Samaraenergo is undertaken by a sole executive body, the General Director. The CEO is accountable to the General Meeting of Shareholders and the Board of Directors of the Company. Maksim Viktorovich Soyfer was appointed as the General Director on 1 September 2008.


General meeting of shareholders
Board of Directors
General Director

The organizational chart of OJSC Samaraenergo shows the centralized management apparatus, comprising the structural subdivisions which were created in accordance with their functional objectives.

OJSC Samaraenergo includes 18 branches located in different cities and districts of Samara Oblast. Samaraenergo branches have no status as legal entities; they act on the basis of approved Regulations. In order to improve consumer service conditions in distant districts, production sites were organized as divisions of four branches, namely, the Sergievsk site in Otradny branch, the Bolshechernigovsk site in Bolsheglushitsk branch, the Shentalinsk site in Chelno-Vershinsk branch, and the Koshkinsk site in Krasnoyarsk branch.

In 2009 Customer Service Centers were opened in 12 districts of Samara Oblast: urban type settlement Bezenchuk (Bezenchuk Branch); Bolshaya Chernigovka village (Bolsheglushitsk branch); city of Kinel (Kinel branch); Koshki village (Krasnoyarsk branch); Bogatoye village (Borskoy branch); Khvorostyanka village (Privolzhsk branch); Kinel-Cherkassy village (Otradnensk branch); Togliatti (Zhigulevsk branch); Pestravka village (Krasnoarmeisk branch); Podbelsk village (Pokhvistnevsk branch); town of Oktyabrsk (Syzran branch).

All towns and administrative districts of Samara Oblast fall within the area covered by OJSC Samaraenergo as a guaranteed supplier.

Power supply agreements have been concluded with electricity consumers, in which the parties' fundamental rights and obligations in compliance with the current legislation regarding electricity have been defined. Corporate payments for electricity and power consumed are undertaken at intervals determined by the conditions of the agreements, and by means of the presentation of payment documents to banks. In order to improve convenience for citizens, payments are accepted not only at Sberbank branches and communications centers, but also through cash offices in OJSC Samaraenergo branches.

2.4. The Company's competitive environment, and risk factors connected with Company activity.

OJSC Samaraenergo is the major energy sales company in Samara Oblast with the status of guaranteeing supplier, which is positively reflected in the Company's competitive ability. In the context of the continued deregulation of the energy/power supply market, however, OJSC Samaraenergo operates in a competitive environment.

There are two conventional types of competitors on the territory of Samara Oblast, where OJSC Samaraenergo operates:

1. Energy supply organizations, such as the Togliatti Municipal Unitary Enterprise "Production Association of Communal Service, OJSC Togliatti Energy Sales Company, CJSC Kinelenergo. These organizations are large-scale consumer re-sellers, who procure all electrical energy input from OJSC Samaraenergo at a reduced tariff. It should be noted that these organizations also have the status of guaranteeing supplier.

2. Energy sales and energy supply organizations, such as CJSC Samaraenergosbit, CJSC Baltika-Samara, LLC Dizagz M and LLC TogliattiEnergoSbit, who procure energy independently on the New Wholesale Electricity and Capacity Market (NOREM).

The following should be noted as the main risks which may lead to underperformance in the planned effectiveness of energy sales organization:

- alteration of the net supply scheme and productive supply of voltage levels arising from changes in the composition of network organizations;
- reduction in net generation of electrical energy and thereafter of the company's profit because of consumers' independent departure exit to New Wholesale Electricity and Capacity Market;
- violation of payment discipline on the part of the Company's consumers, and emergence of insolvent consumers;
- emergence of competitive energy sales companies and outflow of some consumers to them;
- deviation from trade schedule.

To reduce the possibility of risks arising, and to minimize their probable consequences, the Management of OJSC Samaraenergo acts as follows:

- reducing the activity of consumers who attempt to enter the New Wholesale Electricity and Capacity Market, by giving them an objective estimation of the possible economic effects and losses which they may experience by working independently on the energy market, while at the same time emphasizing the risks and technical-organizational problems which may arise because of such a step;
- reducing the Company's losses from non-payments for electricity supplied, mainly by means of activating claim procedures, right up to the initialization of bankruptcy proceedings for consumers-debtors, debt restructuring, and also cutting off persistent non-payers;
- increasing the Company's competitive ability on the regional energy market by means of proposing to consumers energy sales contracts on more preferential terms than those of competitive energy sales companies; rendering optional services to consumers, including consultation on appropriate tariff selection from an approved tariff menu, proposing more convenient methods of payment for energy used, and minimizing departures from the trade plan to the New Wholesale Electricity and Capacity Market;
- maintaining and increasing human resources with the help of individual payments and bonuses for conscientious and high-quality execution of work responsibilities and for personal contribution to the Company's development and increase in operational efficiency.

2.5. The Company's priority business lines. Key indicators, including staff turnover figures over a 3-year period

The main objective of OJSC Samaraenergo business is revenue generation. In line with this goal the Company executes its activities in the following priority business lines:

- purchase of electrical energy on the wholesale and retail electrical energy (power) market;
- the sale of electrical energy on wholesale and retail electrical energy (power) markets to consumers (including network organizations and citizens);
- the performance of the functions of the guaranteeing supplier of electrical energy;
- the provision of services to legal entities and persons for the preparation of documents necessary for concluding contracts on electricity supply and on the purchase and sale of electrical energy.

Revenue from production sale (thousand Rubles excl. VAT).

Indicator	2009
Profit (net) from sale of goods, products, works and services (excl. VAT, excise and other similar compulsory payments), including:	27 859 677
Revenue from electrical energy sales	27 846 551
Revenue from sale of other goods, products, works and services of an industrial nature	13 126
Revenue from sale of other goods, products, works and services of a non-industrial nature	-

The volumes of consumption of the main product of the Company (electrical energy) depend on the season of the year. Therefore, the indicators for the "winter" quarters are traditionally higher than the similar indicators for the "summer" quarters by 15–17%.

Average number of staff on the payroll of OJSC Samaraenergo by categories in 2007–2009

Category	Name of indicator	Unit	Years		
			2007	2008	2009
Managers	Staff on payroll	people	131	132	136

Specialists and technical staff	Staff on payroll	people	414	408	418
Workers	Staff on payroll	people	407	404	407

Trends of staff on payroll by categories, 2007–2009.



450
400
350
300
250
200
150
100
50
0
2007
2008
2009
Managers
Specialists and technical staff
Workers

2.6. Report of the Board of Directors on the results of the Company's development of the principal lines of business.

In our planning for 2009 we took the world crisis into account and projected a loss of 1,134,563.1 thousand Rubles. OJSC Samaraenergo, however, to finish the year 2009 with an improved indicator of 65,485.1 thousand Rubles , and to fulfill our main goals in accordance with the Company's priority business lines:

- the network supply was 17,032.09 million kW/h, the effective supply 15,334.2 million kW/h;
- despite the crisis, the Company worked effectively in both the retail and the wholesale electrical energy markets;
- the sustainability of electrical energy supplies in Samara Oblast was ensured.

In 2009 there were 10 meetings of the Board of Directors of OJSC Samaraenergo, at which a wide range of questions was discussed. Within the reporting period the Board approved 9 transactions deemed to be transactions of interest, for an amount totaling 274,456 thousand Rubles. In its regular activities in 2009 the Board also approved a range of internal documents which regulate basic Company principles in the economic and social spheres.

Section 3. Corporate management.

3.1. Principles. Documents.

OJSC Samaraenergo pays significant attention to the formation of an effective system of corporate management aimed at protecting the rights and legal interests of shareholders, improving the economic efficiency of its activities, and improving the Company's competitive capacity. In executing its activities the Company complies with the requirements of Russian legislation and other norms, including the documents of the Federal Commission for Financial Markets. OJSC Samaraenergo is dynamically developing and strives to be a socially responsible company which is open to the community and transparent for business. The company observes the principle of information disclosure by covering the main events and problems of the energy system regularly in the mass media and in specialist publications, by releasing significant facts in information agency news, as well as by publishing its main documents and materials on its own web site.

OJSC Samaraenergo has no internal documents establishing the rules of corporate conduct by the issuer. Nevertheless the Company complies with the general principles of corporate conduct established in the Code for Corporate Conduct recommended by the Federal Commission for the Equity Market of Russia. Information on the Company's compliance with the Corporate Code of Conduct is detailed in Appendix I.

In 2009 changes were introduced into the Company Charter, concerning the possibility of paying dividends for Class A preferred shares not only from the net profit of the Company but also from the Consumer Fund, which was created earlier.

In addition to the Company Charter, OJSC Samaraenergo abides by the following internal documents approved by the General Meeting of Shareholders and by the Board of Directors:

- Provision for the preparation and holding of the General Meeting of OJSC Samaraenergo shareholders;
- Provision for the announcement and conduct of the meetings of OJSC Samaraenergo Board of Directors;
- Provision for the remuneration of and compensations payable to members of OJSC Samaraenergo Board of Directors;
- Provision for the OJSC Samaraenergo Audit Commission;
- Provision for the remuneration of and compensations payable to members of OJSC Samaraenergo Audit Commission;
- Provision for OJSC Samaraenergo information policy;
- Provision for the dividend policy of OJSC Samaraenergo

In 2009 the annual General Meeting of Shareholders approved the new revision of the Provision on the Procedure for the Announcement and Conduct of Meetings of OJSC Samaraenergo Board of Directors. Approval of this Provision in its new redaction is aimed at improving the efficiency of the work of the Board of Directors as the body which implements the general management of Company activities and which supervises its priority lines of business.

The main principle of corporate management of OJSC Samaraenergo is the aspiration to maintain a balance of interests between the Company and its shareholders, to be attractive to investors, and to be a highly professional and modern company.

3.2. Administrative bodies of the Company

3.2.1. General Meeting of Shareholders

The highest authority of the Company is the General Meeting of Shareholders. Regardless of their share, all shareholders of OJSC Samaraenergo are provided with opportunities for managing the company by participating in general meetings of shareholders.

Within the reporting period of 2009 two General Meetings of Shareholders took place:

- Annual General Meeting of Shareholders, 22 June 2009.
- Extraordinary General Meeting of Shareholders, 26 October 2009.

In addition to taking mandatory decisions to approve the annual report, the annual accounting statement, distribution of revenue, payment of dividends, and the election of members of the Board and of the Internal Audit Commission, the annual General Meeting of Shareholders approved the Provision on the Procedure for the Announcement and Conduct of Meetings of OJSC Samaraenergo Board of Directors.

At the Extraordinary General Meeting of Shareholders the office of current members of the Board was terminated early and new members of the Board were elected; a decision was also taken concerning the introduction of alterations and amendments to the Company Charter.

3.2.2. Board of Directors

The Board of Directors is elected by shareholders on an alternate basis by cumulative vote. It implements the strategic management of the Company.

In accordance with the Charter, the OJSC Samaraenergo Board of Directors consists of 10 people.

As of the beginning of the reporting year and until the election of the new members of the Board by the General Meeting of Shareholders, the following persons sat on the Board: Vladimir Evgenievich Avetisyan; Natalia Grigorievna Boyko; Maxim Evgenievich Gromov; Yuri Alexandrovich Kirillov; Dmitry Germanovich Kulikov; Oleg Nikolaevich Leonov; Tatiana Anatolievna Muromtseva; Vassily Vladislavovich Nikonov; Andrey Adolfovich Pestov; Alezander Shoilovich Rosenzweig.

Within the reporting year 2009 the members of the Board were elected twice. The Annual General Meeting of Shareholders of 22 June 2009 (Minutes No. 2009-1g elected the following persons: Vladimir Evgenievich Avetisyan; Pavel Andreevich Brosaylo; Maxim Evgenievich Gromov; Grigory Vladislavovich Zhirnov; Olga Khaimovna Zueva; Yuri Alexandrovich Kirillov; Oleg Nikolaevich Leonov; Vassily Vladislavovich Nikonov; Alezander Shoilovich Rosenzweig; Sergey Anatolievich Shashkov.

The Extraordinary General Meeting of Shareholders of 26 October 2009 (Minutes No. 2009-2v) elected the following persons: Vladimir Evgenievich Avetisyan; Pavel Andreevich Brosaylo; Grigory Vladislavovich Zhirnov; Alexey Veniaminovich Kozlov; Yuri Alexandrovich Kirillov; Oleg Nikolaevich Leonov; Vassily Vladislavovich Nikonov; Alezander Shoilovich Rosenzweig; Mikhail Vladimirovich Rudnev; Sergey Anatolievich Shashkov.

Thus, as of the end of the reporting year 2009 the following persons were on the Board of Directors of OJSC Samaraenergo:

Vladimir Evgenievich Avetisyan: Chairman of the Board. Member of the Board of Directors of OJSC Samaraenergo from 1999 to 2004, Chairman of the Board since May 2008.

Born in 1958; Russian citizen; Higher education (economics); Candidate (Ph.D) in Economic Sciences. From 2001–2004 was CEO of OJSC Middle Volga Interregional Energy Management Company (OJSC SMUEK). From 2004 to June 2008 was member of the Board of OJSC Russian JSC Unified Energy Systems of Russia, and Managing Director of Business Unit No. 2 of OJSC RJSC UES of Russia.

Member of executive bodies and Boards of Directors in the following companies: Chairman of the Board of OJSC Unified Automotive Technologies, Member of the Board of CJSC Joint-Stock Commercial Bank Gazbank.

Holds a share in the Company stock capital of - 0.00076%. Stake of ordinary shares of the Company: 0.00065%.

Pavel Andreevich Brosaylo: member of the Board since 2009.

Born in 1977; Russian citizen; Higher education (economics). From October 2006 to December 2008 was Deputy Sales Director at CJSC Middle Volga Energy Selling Enterprise. From January 2009 to present is CEO of PromEnergo LLC.

Member of executive bodies and Boards of Directors in the following companies: member of the Board of OJSC Mordovia Energy Selling Company.

Does not hold a share in the Company stock capital. Holds no ordinary shares of the Company.

Grigory Vladislavovich Zhirnov: member of the Board since 2009.

Born in 1973; Russian citizen; Higher education (economics).From 2006–2008 was Deputy Director of the Center for Financial and Economic Supervision of OJSC Middle Volga Interregional Energy Management Company (OJSC SMUEK). In January–September 2009 was the Head of the Finance and Economy Department for the Development Energy, Audit LLC. From September 2009 to February 2010 was the Deputy CEO for Finance and Economy of the Development Energy, Audit LLC. From February 2010 to the present is Deputy CEO for Economy of Development Energy, Audit LLC.

Does not hold a share in the Company stock capital. Holds no ordinary shares of the Company.

Yuri Alexandrovich Kirillov: member of the Board since 2008.

Born in 1978; Russian citizen; Higher education (economics). From 2007 to June 2008 was the Head of the Non-Manufacturing Assets Department at the Design Center of OJSC Russian JSC Unified Energy Systems of Russia. From July 2008 to the present is the Director for Finance and Economy of CJSC Middle Volga Network Company.

Member of executive bodies and Boards of Directors in the following companies: member of the Board of OJSC Saratovenergo, OJSC Mordovia Energy Selling Company.

Does not hold a share in the Company stock capital. Holds no ordinary shares of the Company.

Alexey Venoaminovich Kozlov: member of the Board since 2009.

Born in 1953; Higher education; Russian citizen. Currently the Director of LLC Resort Complex of Gelendzhik “Meridian”.

Does not hold a share in the Company stock capital. Holds no ordinary shares of the Company.

Oleg Nikolaevich Leonov: member of the Board since 2008.

Born in 1972; Russian citizen; Higher education (economics). From 2006 to June 2009 was Director of CJSC Middle Volga Energy Selling Company.

Does not hold a share in the Company stock capital. Holds no ordinary shares of the Company.

Vassily Vladislavovich Nikonov. Member of the Board since 2004.

Born in 1972; Russian citizen; Higher education (economics and technology). From 2006–2008 was CEO of OJSC Middle Volga Interregional Energy Managing Company” (OJSC SMUEK). From 2005–2008 was CEO and the Chairman of the Board of OJSC Volga Territorial Generation Company. In 2008 to January 2010 was the First Deputy Chairman of the Board, Director for Operational management of OJSC Unified Automotive Technologies.

Member of the executive bodies and Boards of Directors in the following companies: member of the Board of OJSC TEVIS, OJSC Elektroset.

Holds a share in the Company stock capital of - 0.00002%. Holds no ordinary shares of the Company.

Alexander Shoilovich Rosenzweig: member of the Board since 2008.

Born in 1962; Russian citizen; Higher education. From 2006 to June 2008 was the Deputy Head of the Design Center for Presale Service and Sale of Assets of OJSC Russian JSC Unified Energy Systems of Russia. From July 2008 to present is Deputy Chairman of the Board, Head of Marketing and Sales Division of OJSC Unified Automotive Technologies.

Member of executive bodies and Boards of Directors in the following companies: member of the Board of OJSC Ulyanovskenergo.

Does not hold a share in the Company stock capital. Holds no ordinary shares of the Company.

Mikhail Vladimirovich Rudnev member of the Board since 2009.

Born in 1962; Russian citizen; Higher education. From September 2004 to present is CEO of LLC VNUKOVO Managing Company.

Does not hold a share in the Company stock capital. Holds no ordinary shares of the Company.

Sergey Anatolievich Shashkov: member of the Board since 2009.

Born in 1975; Russian citizen; Higher education (law). From 2005 to January 2009 was the Deputy Director for Corporate Policy of CJSC Middle Volga Energy Selling Company. From January 2009 to present is Deputy CEO for Corporate and Legal Matters, Development Energy, Audit LLC.

Member of executive authorities and Boards of Directors in the following companies: member of the Board of OJSC Ulyanovskenergo, OJSC Vladimirenergosbyt, OJSC Mordovia Energy Selling Company, CJSC Sibenergotrade.

Does not hold a share in the Company stock capital. Holds no ordinary shares of the Company.

In compliance with the Provisions currently in effect concerning the remuneration of and compensations payable to members of OJSC Samaraenergo Board of Directors, remuneration is based on a monthly salary tariff for top-class employees based on the industry tariff agreement in the Russian Federation electrical energy complex. The amount of remuneration depends on the participation of the board member in extra- and intramural meetings. Besides this, additional premiums are provided for indicators of Company net profit value based on annual accounting statements and in the event of increase of the Company's market capitalization.

In 2009 the members of the Board of Directors received premiums totaling 2,965,374.68 Rubles.

No deals were made between the Board and the Company in 2009; no suits were filed against the Board members.

3.2.3. Audit Commission

In compliance with the Company Charter, the Internal Audit Commission consists of 5 people elected by the General Meeting of Shareholders from a number of candidates suggested by the Company shareholders; in addition the Company auditor is appointed. The Internal Audit Commission and the external auditor ensure the supervision of the financial and economic activities of OJSC Samaraenergo.

The members of OJSC Samaraenergo Internal Audit Commission operational as of the end of the reporting year 2009 were elected in accordance with the results of the year 2008 by the Annual General Meeting of Shareholders on 22 June 2009.

Igor Alexandrovich Vladimirov: Class 1 legal advisor of Development Energy, Audit LLC. Born in 1986; higher education (law).

Does not hold a share in the Company stock capital. Holds no ordinary shares of the Company.

Vladimir Alexandrovich Kirillov: Economist of the Department of Finance and Economy, Development Energy, Audit LLC. Born in 1988; Higher education (economics) (unfinished).

Does not hold a share in the Company stock capital. Holds no ordinary shares of the Company.

Natalia Evgenievna Nazarova: Deputy Head Accountant, Development Energy, Audit LLC. Born in 1975, higher education (economics).

Does not hold a share in the Company stock capital. Holds no ordinary shares of the Company.

Sergey Albertovich Sidorov: Head accountant of CJSC Middle Volga Energy Selling Company. Born in 1961, age 48; Higher education (economics).

Does not hold a share in the Company stock capital. Holds no ordinary shares of the Company.

Elena Gennadievna Rudzinskaya: Lead Economist of Department of Finance and Economy, "Development Energy, Audit" LLC. Born in 1980; higher education (economics).

Does not hold a share in the Company stock capital. Holds no ordinary shares of the Company.

In compliance with the Provisions currently in effect concerning the remuneration of and compensations payable to the members of OJSC Samaraenergo Audit Commission, remuneration is based on the monthly salary tariff of top-class employees based on the industry tariff agreement in the Russian Federation electrical energy complex. In 2009 the members of the Internal Audit Commission received premiums amounting to 327,775 Rubles for completing their revision of results of the year 2008.

No transactions were made between the Audit Commission and the Company in 2009; no suits were filed against Audit Commission members.

3.2.4. General Director

The management of current activities of the Company is performed by the individual executive body: the Chief Executive Officer. The CEO reports to the General meeting of shareholders and to the Company Board of Directors.

Since 1 September 2008 the CEO of the Company has been Maxim Viktorovich Soyfer.

Maxim Viktorovich Soyfer, born in 1969, higher education (technology), MBA (Bradley University, USA). From September 2005 to 31 August 2008 was the Manager of OJSC Samaraenergo. Appointed Company CEO as of 01 September 2008.

Does not hold a share in the Company stock capital. Holds no ordinary shares of the Company.

According to the Company Charter OJSC Samaraenergo has no corporate executive body (the Board).

3.3. Affiliated and dependent companies.

OJSC Samaraenergo has no affiliated companies.

OJSC Samaraenergo has two dependant companies.

Name of dependent company	Major activities	Investment amounts, Rubles.	% of stock capital as of December 31, 2007.
Limited Liability Company, Private Security Company Energozaschita	Security services	50 000	50
Open Joint-Stock Company Turboenergoservis	Development and sales of gas-turbine heat power plants	40 000	40

The Company holds the common shares of OJSC Turboenergoservis and a share of the stock capital of the Limited Liability Company, Private Security Company Energozaschita. Shares in the authorized capital stock of dependant companies did not change within the reporting period.

3.4. Other (stock capital, shares issue and circulation on market)

The Company has placed the following categories of registered uncertified securities:

- 521,993,080 (Five hundred twenty-one million nine hundred ninety-three eighty) of type A privileged shares of nominal value 0.01 (zero point one hundredth) Rubles each with a total value of 5,219,930.80 (Five million two hundred nineteen thousand nine hundred thirty Rubles 80 Kopecks) Rubles;
- 3,538,928,532 (Three billion five hundred thirty-eight million nine hundred twenty-eight thousand five hundred thirty-two) of common nominal value 532 (zero point twenty-five hundredth) Rubles each, with a total value by nominal value of 0.25 (Eight hundred eighty-four million seven hundred thirty-two thousand one hundred thirty-three) Rubles.

The authorized stock capital of OJSC Samaraenergo is 889,952,063.80 Rubles (Eight hundred eighty-nine million nine hundred fifty-two thousand and sixty-three Rubles 80 Kopecks).

State registration numbers, given by the Federal Commission for Finance Markets to the issue of ordinary shares of OJSC Samaraenergo: 1-02-00127-A of 02 November 2006, to the issue of Class A referred shares: 2-02-00127-A of 02 November 2006.

Since February 1998 OJSC Samaraenergo has been a participant in the program for the issue of American depositary receipts (ADR) first class, for ordinary and preferred shares of OJSC Samaraenergo. The issuer, whose securities confirm the title to OJSC Samaraenergo shares within the ADR program, is The Bank of New York Mellon. By the end of 2009 the ADR share in the Company stock capital from the total number of shares of this category was 0.275% common and 0.56% privileged shares.

OJSC Samaraenergo stock capital is distributed among groups of shareholders as follows (information is given without disclosing the clients of nominal holders):

Security holder	**Part of total number of shares as of:**	
	31.12.2008	**31.12.2009**
nominal holders	93.373%	93.395%
legal entities	0.199%	02%
natural persons	6.42%	6.396 %
beneficial owners	0.007%	0.007 %
federal property	-	-
Russian Federation administrative unit property	-	-
TOTAL	100%	100%

Structure of OJSC Samaraenergo stock capital as of December 31, 2009



6,6
93,395
legal entities, natural persons
nominal holders

Registered holders with share in the Company stock capital over 1%:

Name of registered entity	Share in the authorized stock capital as of:	
	31.12.2008	**31.12.2009**
CJSC Depositary Clearing Company (nominal holder)	93.024%	93.027%
CJSC National Depositary Center (nominal holder)	1.13%	1.14%
Natural persons	4.57%	4.55 %

Ordinary and preferred registered uncertified shares of OJSC Samaraenergo are allowed for trade on OJSC Stock Exchange "Russian Trading System" in the section "Securities allowed for circulation but not listed for quotes".

Share codes of OJSC Samaraenergo given by OJSC Stock Exchange "Russian Trading System":

Trading system	Common shares	Privileged shares
RTS Classica	SAGO	SAGOP
Market T+0	SAGOG	SAGOPG

Change in the rate of privileged shares*



0,30р.
0,25р.
0,20р.
0,15р.
0,10р.
0,05р.
0,00р.
11.01.2009
11.02.2009
11.03.2009
11.04.2009
11.05.2009
11.06.2009
11.07.2009
11.08.2009
11.09.2009
11.10.2009
11.11.2009
11.12.2009
Market price. Rubles.

* source: www.rts.ru

The analysis of the trend of market price for preferred shares of OJSC Samaraenergo shows the following: the lowest price of shares came at the beginning of the year, which is linked to the effects of the world financial crisis; the price was 0.10836 Rubles per share. During the year price fluctuations in preferred shares were not substantial. As of 21 December 2007 the market price per privileged share of OJSC Samaraenergo is 0.20 Rubles.

Trade volume, privileged shares*


9 000 000,00р.
8 000 000,00р.
7 000 000,00р.
6 000 000,00р.
5 000 000,00р.
4 000 000,00р.
3 000 000,00р.
2 000 000,00р.
1 000 000,00р.
0,00р.
January
February
March
April
May
June
July
August
September
October
November
December
volume roubles.

Change in the rate of common shares*


0,30р.
0,25р.
0,20р.
0,15р.
0,10р.
0,05р.
0,00р.
11.01.2009
11.02.2009
11.03.2009
11.04.2009
11.05.2009
11.06.2009
11.07.2009
11.08.2009
11.09.2009
11.10.2009
11.11.2009
11.12.2009
Market price. Rubles.

The graph details the trend of market price for ordinary shares of OJSC Samaraenergo. During the entirety of 2009 price fluctuations in ordinary shares were not substantial. The maximum market price of one ordinary share was 0.26297 Rubles, the minimum was 0.17191 Rubles.

As of 21 December 2007 the market share per common share of OJSC Samaraenergo is 0.516 Rubles.

Trade volume, common shares*


1 600 000,00р.
1 400 000,00р.
1 200 000,00р.
1 000 000,00р.
800 000,00р.
600 000,00р.
400 000,00р.
200 000,00р.
0,00р.
January
February
March
April
May
June
July
August
September
October
November
December
volume roubles.

* source: www.rts.ru

The capitalization of the company by market price of preferred shares, as of 31 December 2009, was 899 134 801,29 Rubles.

Company capitalization for the year 2007, in accordance with market price data of the OJSC Stock Exchange "Russian Trade System", is:

Period	Ordinary shares, Rubles.	Privileged shares, Rubles.	Total Capitalization, Rubles.
2009	763,771,555.78	135,363,245.51	899,134,801.29

Section 4. Energy Sales Activity

4.1 Power supply and sales survey over the last 3-year period, including data on customer arrears.

Effective supply of electrical energy to traditional customers in 2009 was 15, 334 million kW/h, which is less than the value for the year 2008 by 2587 kW/h (17%) due to the following reasons:

- decrease in consumption by several enterprises due to the financial and economic crisis: OJSC Industrial Energy (OJSC AVTOVAZ), CJSC Alcoa SMZ (OJSC Samara Metallurgical Plant), etc.
- the entry of TogluiattiEnergoSbyt LLC in the wholesale market.

Traditional customers

Indices	2007 actual	2008 actual	2009 actual
Effective supply of electrical energy (mln. kWhr)	19 262	17 921	15 334
Revenue from electrical energy sales (million Rubles excl. VAT)	21 558	24 551	25 258

Supply of electrical energy in 2007 – 2009 (mln. kWhr)



19500
19000
18500
18000
17500
17000
16500
16000
15500
15000
19262
17921
15334
2007
2008
2009

Trend of accounts due from subscribers in 2007-2009.

Accounts due from traditional customers.

thousand RUB.

01.01.2007	01.01.2008	01.01.2009	01.01.2010
361 063	454 974	995 969	1 386 834

Accounts receivable from organizations purchasing electrical energy to compensate network losses.

thousand RUB.

01.01.2007	01.01.2008	01.01.2009	01.01.2010
19 813	21 894	469 686	705 484

TOTAL: thousand Rubles.

01.01.2007	01.01.2008	01.01.2009	01.01.2010
388426	476 868	1 465 655	2 092 318


2 300 000
2 100 000
1 900 000
1 700 000
1 500 000
1 300 000
1 100 000
900 000
700 000
500 000
300 000
388426
476868
1465655
2092318
01.01.2007г.
01.01.2008г.
01.01.2009г.
01.01.2010г.

The main objectives of energy supply activity were the following:

1. Strengthening of the status of OJSC Samaraenergo status as guaranteeing supplier.
2. Maintaining leadership as a client of services for the transmission of electrical energy to OJSC Samaraenergo consumers on the electrical energy retail market .
3. Expanding the OJSC Samaraenergo customer base by denying the status of guaranteeing supplier to other energy supplying organizations.
4. Transferring consumers of electrical energy from other organizations, combining major activities with electrical energy transfer, to direct cash settlements.
5. Collection of accounts in arrears from problem consumers of electrical energy.
6. Collection of accounts receivable for electrical energy purchased to compensate for losses, by arbitration.
7. Provision of electrical energy to OJSC Samaraenergo customers on maximally beneficial conditions.

Energy sales were aimed at minimizing the following risks:

1. The exit of major OJSC Samaraenergo customers to the wholesale market.
2. An increase in customer arrears which might be considered dubious and not collected.
3. Cash gap between payments for electrical energy purchased on the wholesale market and the receipt of moneys from consumers of electrical energy on the retail market by permitting a short-term delay on payments for electrical energy supplied.

4.2. Survey of changes in energy sales structures (mutual settlements, letters of credit, cash) over the last 5-year period.

Volume of sales and supply of electrical energy in 2007–2009.

Traditional customers, thousand Rubles. (incl. VAT)

Indices	2007	2008	2009
Commodity	25 438 242	28 970 547	29 790 123*
Volume of supply, including:	25 327 013	28 411 278	29 385 133
by moneys	*25 226 295*	*28 339 256*	*29 298 816*
by promissory notes	*82 735*	*65 350*	*37 276*
by offsets	*17 983*	*6 672*	*49 041*
Level of Sales	99.6%	98.1%	98.6%

* without recalculation for the year 2007 to the value of 4474.5 thousand Rubles excl. VAT


99,6%
98,1%
98,6%
30 000 000
25 000 000
20 000 000
15 000 000
10 000 000
5 000 000
0
25 438 242
25 327 013
28 970 547
28 411 278
29 790 123
29 385 133
2007
2008
2009
Volume of sales
Volume of supply

4.3. Electrical energy price-changes survey by dates of price adjustment over the last 3-year period.

For the year 2009 the tariffs for electrical energy for customers of OJSC Samaraenergo were determined by the Orders of the Department for State Regulation and Supervision in Electrical Energy for Samara Oblast No. 49 of 19 November 20008, No. 44 of 11 November 2008, No. 45 of 11 November 2008.

Electricity prices were calculated in accordance with:

1. Pricing principles with regard to electric and heat energy in the Russian Federation, approved by the Order of the Russian Federation Government No. 109 dated 26 February 2004.

2. Instructions for the calculation of regulated prices for electric (thermal) energy in the retail (consumer) market, approved by order №20- e /2 of 06.08.2004 of the Federal Agency for Tariffs.

Consumer groups	Voltage level	2007	2008	2009	Price Increase 2009/2008	
		Directorate's Orders № 47.51 of 24.11.2007, № 42.43 of 10.11.2006	Orders of Department for State Regulation and Supervision in Electrical Energy from 30 October 2007 No. 48 of 30 October 2007 No. 49 (as amended of 16 June 2008 No. 22), of 30 October 2007 № 50	Orders of Department for State Regulation and Supervision in Electrical Energy of 19 November 2008 No. 49 of 11 November 2008 No. 44 of 11 November 2008 № 45.	RUR/MWhr	%
Basic consumers	High	1104	1236	1534	298	24
	Medium 1	1655	1854	2124	270	15
	Medium 2	1842	2063	2596	533	26
	Low	2014	2256	3004	748	33
Other consumers	High	1117	1251	1534	283	23
	Medium 1	1670	1870	2124	254	14
	Medium 2	1890	2117	2596	479	23
	Low	2176	2437	3004	567	23
Agricultural producers	High	1016	1138	1534	396	35
	Medium 1	1516	1698	2124	426	25
	Medium 2	1716	1922	2596	674	35
	Low	1974	2211	3004	793	36
Budget customers	High	1530	1230	1534	304	25
	Medium 1	1530	1840	2124	284	15
	Medium 2	1530	2080	2596	516	25
	Low	1530	2390	3004	614	26
Urban population*		1480	1690	2110	420	25
Rural population*		1040	1180	1480	300	25
Organizations, providing electrical energy transfer and purchasing services to compensate for network losses				1138		
Average tariff for OJSC Samaraenergo customers		1102	1236	1525	289	23

* price includes VAT

Pursuant to the orders of the Directorate for the State Regulation and Control of Power Industry in Samara Region, prices for the general population and an equivalent pool of customers rose by 25% in 2009, and for other groups of customers the price increased from 14 to 36 % as compared to 2008. As compared to previous periods, the 2009 price schedule for OJSC Samaraenergo customers has changed: customers referred to as "basic", "agricultural producers", and "government-funded" have been equated to the "other customers" group; organizations which provide services for the transfer of electrical energy, and purchase it to compensate its loss in the power grid, have been put into a separate group of customers. Therefore, in 2009, electrical energy prices for OJSC Samaraenergo customers are broken down into four groups: "urban population", "rural population", "other customers", and "organizations which provide services for the transfer of electrical energy, and purchase it to compensate its loss in the power grid".

As a result of price policy realignment, OJSC Samaraenergo set an average weighted rate of 1,525 RUR/MW-hr for its customers in 2009.

Evolution of tariffs for consumers of OJSC Samaraenergo, 2007–2009, RUR/MW-hr



Динамика тарифов для потребителей ОАО "Самараэнерго" в 2007-2009гг., руб. МВтч
3500
3000
2500
2000
1500
1000
500
0
2007
2008
2009
Basic consumers High
Basic consumers Medium 1
Basic consumers Medium 2
Basic consumers Low
Other consumers High
Other consumers Medium 1
Other consumers Medium 2
Other consumers Low
Agricultural producers High
Agricultural producers Medium 1
Agricultural producers Medium 2
Agricultural producers Low
Budget customers High
Budget customers Medium 1
Budget customers Medium 2
Budget customers Low
Urban population
Rural population
Average tariff for OJSC Samaraenergo customers

4.4. NOREM-regulated/non-regulated purchase / sales prices survey (Graph chart and text presentation).

The indicative price of electrical energy in 2009 was 574.79 RUR/MW-hr, at capacity - 313,766 RUR/MW per month. An average weighted NOREM purchase price with reference to the capacity set for OJSC Samaraenergo is 1, 055.01 RUR/MW-hr.

Changes in electrical energy (capacity) purchase price in NOREM unregulated sectors are shown in the figure.

Regulated and non-regulated prices for purchase of electrical energy power in NOREM in 2009


Регулируемые и нерегулируемые цены покупки э/э (мощности) на НОРЭМ в 2009г.
(RUR/MW-hr)
1400
1350
1300
1250
1200
1150
1100
1050
1000
1374,13
1208,78
1132,76
1129,31
1206,59
1239,14
1167,71
1217,65
1275,29
1193,85
1175,23
1227,96
January
February
March
April
May
June
July
August
September
October
November
December
средневзвешенная цена приобретения э/э и мощности на НОРЭМ (рег. Цена)
нерегулируемая цена покупки э/э (мощности) на НОРЭМ

(dark blue) weighted average price of acquisition of electrical energy and power on NOREM (regulated cost)
(pink) non-regulated price of purchase of electrical energy and power on NOREM

4.5. Survey of NOREM energy purchases volume by regulated and non-regulated bids featuring market liberalization.

In the 2009 reporting year , OJSC Samaraenergo purchased 16, 932.2 million kW-hr of electrical energy at a regulated price of 11, 628.3 million kW-hr, and 5, 264 million kW-hr at unregulated prices (in the day-ahead and balancing market).

In the first and second quarters of 2009, the regulated price purchase share amounted to 0.8 and 0.78, and in the third and fourth quarters the regulated price purchase share fell to 0.6 and 0.58 accordingly, due to a rise in the market share of liberalized prices pursuant to the Government Enactment No. 205 of 07.04.2007.

In all the share of regulated price purchases in 2009 was 0.69.

In the year under review, energy was also purchased in the retail electrical energy market from TES LLC, and SGES PLC. The volume of purchase amounted to 116.6 million kW-hr.

Volumes of electrical energy purchase at regulated and unregulated prices are shown in figure 1.

Figure 1

Volume of purchase of electrical energy in 2009 in regulated and non-regulated prices in NOREM and also on the retail electrical energy and power market


Объемы покупки э/э в 2009г по регулируемым и нерегулируемым ценам на НОРЭМ а также на розничном рынке э/э и мощности
(RUR/MW-hr)
5 000
4 500
4 000
3 500
1 500
1 000
500
0
30,9
882,5
3 589,5
26,5
826,3
3 049,2
25,4
1 553,7
2 287,2
33,8
2 001,3
2 742,4
quarter 1
quarter 2
quarter 3
quarter 4
объем покупки э/э на розничном рынке
объем покупки по нерегулируемым ценам (РСВ, БР)
объем покупки по регулируемой цене

(green) volume of purchase of electric energy on the retail market
(red) volume of purchase at non-regulated prices (day-ahead and balancing markets)
(blue) volume of purchase at regulated prices

Purchase of capacity in 2009 was also made both by regulated agreements (amounting to 37,023.53 MW), and at unregulated prices (14,266.8 MW). Purchase volume distribution is shown in figure 2.

Figure 2.

Volume of purchase of power in 2009 in regulated and non-regulated prices in NOREM


Объемы покупки мощности в 2009г по регулируемым и нерегулируемым ценам на НОРЭМ
МВт
16 000
14 000
12 000
10 000
8 000
6 000
4 000
2 000
0
2 346,5
8 224,8
2 580,2
11 650,7
4 709,4
8 729,2
4 630,6
8 418,9
quarter 1
quarter 2
quarter 3
quarter 4
объем покупки э/э на розничном рынке
объем покупки по нерегулируемым ценам (РСВ, БР)

(green) volume of purchase of electric energy on the retail market
(red) volume of purchase at non-regulated prices (day-ahead and balancing markets)

4.6. Survey of energy consumption, sales, and customer arrears distribution over the last 3-year period by regulated/ non-regulated volumes. (Pie-chart and text presentation).

Traditional customers

Indices		2007 actual	2008 actual	2009 actual
Effective supply of electrical energy (mln. kWhr)	total	19 262	17 921	15 334
	by regulated prices	*17 670*	*14 004*	*10 446*
	by unregulated prices (rates)	*1 592*	*3 917*	*4 888*
Proceeds from electrical energy sales (mln. RUR) less VAT	total	21 558	24 551	25 246
	by regulated prices	*19 524*	*18 321*	*16 700*
	by unregulated prices (rates))	*2 034*	*6 230*	*8 546*

By the end the 2009 reporting period, the structure of customers' debt had changed in terms of liquidity as compared to the beginning of the year, as follows:

- share of **current** debt decreased by 9.95%;
- **Operational** debt had increased by 10.64%;
- **deferrable** debt had increased by 0.6%;
- the proportion of bad ("**dead**") debt decreased by 0.10%;

As a result, as of 01.01.2010, the following structure of customer debt for electrical energy was in place:

- current - 59.84%
- operational - 37.90%
- deferrable - 0.85%
- non-recoverable ("dead") - 1.41%.

Structure of customer debt for electrical energy as of 01.01.2009:

- current - 69.78%
- operational - 27.26%
- deferrable - 1.45%
- non-recoverable ("dead") - 1.51%.

Structure of customer debt for electrical energy as of 01.01.2009:

- current - 71.08%
- operational - 19.69%
- deferrable - 5.76%
- non-recoverable ("dead") - 3.47%.

Distribution of Customers' Debt Liability by Liquidity Factor in 2007-2009:

as of 01.01.2010


1.41% non-recoverable ("dead")
0.85% deferrable
37.9% operational
59.84% current

as of 01.01.2009


1.51% non-recoverable ("dead")
1.45% deferrable
27.26% operational
69.78% current

as of 01.01.2008


3.47% non-recoverable ("dead")
5.76% deferrable
19.69% operational
71.08% current

Section 5. Key Performance Indicators for the Company's Accounting and Financial Reports

5.1. Principal provisions of the Company's accounting policy.

OJSC Samaraenergo accounting policy for 2009 was approved by Director's Orders No. 425 and No. 426 of 31.12.2008.

1. Guiding Principles.

OJSC Samaraenergo pursues an accounting policy and files accounting reporting according to Federal Law of 21.11.1996 No. 129-FZ "On Accounting", Provisions for Book-keeping and Accounting Reporting in the Russian Federation, approved by the order of the Ministry of Finance of the Russian Federation of 29.07.1998 No 34n (amended 26.03.2007), Provisions on accounting, and other regulations in the field of accounting.

2. Filing of the Financial (Accounting) Report.

The annual accounting report of OJSC Samaraenergo is approved by the General Meeting of Shareholders in accordance with the requirements of Article 48 of the Law "On Joint-stock Companies", No. 208-FZ of 26.12.1995 (amended 01.12.2007). The due date for filing the annual accounting reporting of OJSC Samaraenergo is 01.02.2010.

3. Assets and Liabilities Inventory Procedure.

The stocktaking of property and financial liabilities is carried out in accordance with item 1, article 12 of the Federal Law of 21.11.1996 (amended 23.11.2009), No. 129-FZ "On Accounting" and with the Methodological Instructions for the Stocktaking of Property and Financial Liabilities approved by the order of the Ministry of Finance of the Russian Federation of 13.06.1995. № 49.

Stocktaking is mandatory whenever stipulated by law.

4. Calculation of Capital Investment and Equipment under Installation.

Investment accounting is performed in accordance with the "Provisions for Long-term Investment Accounting" (approved letter from the Ministry of Finance No. 160, of 30.12.1993).

Capital investment includes expenditures for the creation, acquisition, reconstruction or modernization of fixed assets, new construction, as well as the creation and acquisition of intangible assets and R&D.

Capital investment is assessed in the sum of the Company's actual expenses.

5. Calculation of Fixed Assets.

Fixed assets are calculated in the accounting procedure in accordance with RAS 6/10 "Fixed Assets ccounting", approved by the order of the Ministry of Finance of the Russian Federation No 26n of 30.03.2001 (amended Orders of the Ministry of Finance of the Russian Federation of 18.05.2002 No 45n, of 12.12.2005 N. 147n, of 18.09.2006 No. 116n, of 27.11.2006 No. 156n).

Fixed assets include property matching the criteria of item 4 of RAS 6/01.

Fixed assets accounting is carried out in Account 01 "Fixed Assets".

The value of fixed assets is reduced by depreciation deductibles and by recording them as sales expenses throughout their lifetime of usability.

6. Calculation of Intangible Assets.

Accounting of intangible assets, except R&D results, is carried out in accordance with RAS 14/2007, approved by the order of the Ministry of Finance of the Russian Federation of 27.12.2007 No. 153n.

Intangible assets include assets matching all the features listed in item 3 of RAS 4/2007.

The inventory of intangible assets includes the trade mark of OJSC Samaraenergo.

7. Calculation of R&D Costs.

The accounting of R&D expenses is carried out in accordance with RAS 17/02, approved by Order of the Ministry of Finance of the Russian Federation of 19.11.2002 No 115n (as amended in the Order of the Ministry of Finance of the Russian Federation of 18.09.2006 No 116n).

Research and development, design, experimental and technological works performed by both our own resources and outsourcing organizations, which have produced results subject to legal protection though not filed according to applicable law, or results not subject to legal protection according to applicable law, are listed as R&D expenses. These expenses are recognized in accordance with item 7 RAS 17/02.

8. Calculation of Procurement Reserves.

The accounting of business inventories is undertaken in accordance with RAS 5/01, approved by Order of the Ministry of Finance of the Russian Federation of 09.06.01 No 44n (amended orders of the Ministry of Finance of the Russian Federation No 156n of 26.03.2007 No 26n), and with the Methodological Instructions for the Accounting of Business Inventories approved by the Order of the Ministry of Finance of the Russian Federation of 18.12.2001 No. 119n.

Assets are recognized as business inventories in accordance with item 2 of RAS 5/01. Business inventories include materials, produce, and merchandise intended for resale and or giving away as donation.

These are grouped in accordance with each item subject to accounting, and are presented in the Working scheme of accounts in the sub-accounts section.

In 2009 with the reduction of value of material-manufacturing costs a reserve of 113.4 thousand Rubles was created.

9. Calculation of Funds.

Accounting of the Company's funds covers cash flow, funds in bank accounts and financial derivatives. Cash transactions in the Company are performed in accordance with the "Regulations on Cash Transactions in the Russian Federation" approved by the Letter of the Central Bank of the Russian Federation of 04.0.1993 No. 18 (amended 26.02.1996).

In the financial (accounting) report (balance), the remaining balance in a cashier's counter and in bank accounts is recorded as "Funds" in an amount equal to an equivalent in Rubles. Information on cash flow is reported in form 4 "Statement on Cash Flow".

10. Calculation of Monetary Investments.

Accounting of financial investment is carried out in accordance with RAS 19/02, approved by the order of the Ministry of Finance of the Russian Federation No 126n of 10.12.2002 (amended Orders of the Ministry of Finance of the Russian Federation of 18.09.2006 No 116n, of 27.11.2006 No 156n).

Financial investment is featured in accounting by the actual expenses for its acquisition.

Financial investment of the Company includes assets which are recognized in accordance with the criteria established by item 3 of RAS 19/02.

Monetary investments are divided into two groups for evaluation in reporting:

- monetary investments with an assessable market value;
- financial investment not subject to their current market value quotation.

The value of financial investment, from which current market value can be determined via the regular procedure, is specified annually by the end of a reporting cycle by the adjustment of its value as per the previous date of reporting. The difference in the valuation of financial investment by current market value on the date of reporting and the preceding valuation of financial investment is reported as the financial results of OJSC Samaraenergo (account 91 "Other Revenues and Expenses").

Financial investment which is not assessed by current market value is reported in the accounting statement on the date of reporting by its original value. Financial investment is reported in the financial account under short-term and long-term investment.

By the end of the 2009 reporting year the Company had created a reserve amounting to 90.0 thousand Rubles to cover devaluation of securities.

11. Calculation of Future Expenditures.

The accounting of deferred revenue is performed in accordance with RAS "Organizational Organizational Expenses" approved by Order of the Ministry of Finance of the Russian Federation No 33n of 06.05.1999. (in the version of the Orders of the Ministry of Finance of the Russian Federation of 30.12.1999 No 107n, of 30.03.2001 No 116n, of 27.11.2006 No 156n).

In order to comply with the principle of balancing revenue and expenses, expenses incurred in the period under review but pertaining to future accounting periods are reported within deferred expenses, including:

- licenses, permits, certifications, with the exception of expenses for their acquisition (government fees);
- one-off licenses, permits, certifications, payments for Internet services;
- expenses related to the purchase of user licenses for software products and databases by an agreement with a copyright owner (non-exclusive rights), including expenses for the expansion and renewal of software and databases;
- expenses for the insurance of property and personnel;
- expenses for staff vacation allowances extending to the following month;
- other costs related to future periods.

Costs for license processing are given under current costs.

In financial (accounting) reporting, the remaining balance of deferred expenses is reported under actual expenses within current assets.

12. Calculation of settlements and liabilities.

Receivables are recognized as a property right, by means of receipt from a debtor of a certain amount of money, merchandise, service, etc. Receivables are recognized in accounting as a full amount to be received from the customers of produce, work done, services, under the terms of agreements.

The Company did not create a reserve in 2009 for doubtful debts from settlements for produce, merchandise, works and services.

13. Capital accounting.

The capital of the Company consists of:

- Corporate assets;
- Surplus assets;
- Reserve assets;
- Undistributed income.

Corporate assets consist of founders' shares and the equity of shares distributed among shareholders in accordance with the Company Statute.

Incremental capital is formed from the sum of past reassessments of fixed assets and share premiums, calculated as the difference between nominal and sales share prices, realized in the course of capital stock formation (increase) by means of selling the shares at a price exceeding their nominal value. The use of incremental capital is subject to a decision by the Company's shareholders' meeting.

Reserve capital is established according a procedure and in an amount stipulated by the Statute; i.e. no less than 5% of the authorized capital stock. The use of reserve funds is effected in accordance with a decision by the Company shareholders' decision. Synthetic accounting of reserve funds is recorded in account 82. In the financial (accounting) reporting (balance sheet), reserve funds are reported under the item "Reserve Funds" in the section on undrawn balance.

14. Calculation of Revenues and Expenditures.

The accounting of revenue from merchandise sale proceeds, works done, and services is performed in accordance with the RAS 9/99 "Organizational Revenues " (approved by the Order of the Ministry of Finance of the Russian Federation No 32n of 06.05.1999) (in the version of the Orders of the Ministry of Finance of the RF of 30.12.1999 No 107n, of 30.03.2001 No 27n, of 18.09.2006 No 116n, of 27.11.2006 No 156n).

The Company's revenue comprises proceeds from the resale of electrical energy, and capacity by approved rates and from other types of activity (earnings from regular types of activity). Revenue differentiated from earnings from regular activity is recognized as other proceeds (according to items 7 and 9 of RAS 9/99 "Organizational Revenue").

The accounting of proceeds from the sales of merchandise and services is carried out for all types of activity under account 90 "Sales" and sub-account 90/1 "Proceeds", analyzed according to the working chart of accounts. Collections are recorded in the accounts in accordance with item 12 of the Statute on Accounting PBU 9/99.

The accounting of expenses is carried out in accordance with RAS 10/99 "Organizational Organizational Expenses" (approved by the Order of the Ministry of Finance of the RF No 33 of 06.05.1999 (in the version of the Orders of the Ministry of Finance of the RF of 30.12.1999 No 107n, 30.03.2001 No 27n, of 18.09.2006). No 116n, of 27.11.2006 No 156n.

Expenses from regular types of activity include all expenses related to the sales of merchandise, services, works done in accordance with items 5-10 of RAS 10/99 "Organizational Expenses".

Expenses are recognized in accounting in accordance with item 16 and item 18 of RAS 10/99.

15. Calculation of Current Income Tax.

The accounting of profit tax payments is undertaken in accordance with the requirements of RAS 18/02 "Accounting of Organizational Profit Tax Payments", approved by the order of the Ministry of Finance of the RF of 19.11.2002 No 114 (amended 11.02.2008 by Order of the Ministry of Finance No 23n).

Permanent difference is understood to be revenue and expenses:

- which form accounting profit (loss) for the accounting period, but which are not included in the calculation of a tax base for a profit tax in both the current and subsequent accounting periods;
- which are taken into account when determining the tax base for a profit tax, though not recognized as revenue and expenses for the purpose of accounting in both the current and subsequent accounting periods.

Permanent tax liability (asset) is understood to be a tax amount, which leads to an increase (decrease) in profit tax payments.

The current profit tax is recognized as a profit tax for the purpose of taxation determined by the amount of qualified expenditure (income) adjusted by sums of the permanent tax liability (asset), the increase or decrease of deferred tax liability, and the deferred tax liability of an accounting period. The current profit tax is determined on a basis of data gathered by means of accounting, and amounts to the sum of assessed profit tax as recorded in the profit tax return statement.

Current tax arrears or overpayment in every accounting period are recorded in the balance sheet respectively as a short-term liability in the amount of tax arrears or receivable in the amount of excess payment and/or overpayment of tax.

16. Accounting of Out-Of-Balance Assets And Liabilities.

Information on the presence or circulation of valuables temporarily in the Company's use or disposal, contingent rights and liabilities is recorded as out of balance.

Accounting of the mentioned items is recorded by a simple system (without the double-entry method).

17. Subsequent Events, Contingent Facts concerning Commercial Activity, Information on Discontinuing Operation and about Related Parties.

The accounting of subsequent events is carried out in accordance with RAS 7/98 "Events Occurring after the Reporting Date", approved by Order of the Ministry of Finance of the RF of 25.11.1998 No 56n (amended 20.12.2007 by Order of the Ministry of Finance of the RF No 143n). Where new information on events recorded in the accounting report is received between the date of the signing of the accounting report presented to users and the date of its approval, which may substantially affect the financial condition, cash flow or organization's activity results, OJSC Samaraenergo conveys this information the persons to whom the accounting report has been presented.

Contingent liabilities are reflected in accordance with RAS 8/01 "Contingent Fact Of Commercial Activity", approved by Order of the Ministry of Finance of the RF of 28.11.2001 No 96n (amended orders of the Ministry of Finance of the RF of 18.09.2006 No 116n and of 20.12.2007 No 144n). Information on related parties is disclosed in the Company's accounting in accordance with RAS 11/2008 "Information on Related Parties", approved by Order of the Ministry of Finance of the RF of 29.04.2008. No 48n.

In the Company's accounting report for 2009, there is no information on discontinuing operations which are subject to disclosure according to the requirements of RAS 16/02 "Information on Discontinuing Operations", approved by Order of the Ministry of Finance of the RF of 02.07.2002 No 66n (amended order of the Ministry of Finance of the RF of 18.09.2006 No 116n).

18. Calculation of taxes

OJSC Samaraenergo calculates and pays taxes and levies according to the law of the Russian Federation on taxation and revenue, the laws of the subjects of the Russian Federation on taxation and revenue, and the bylaws of local governments on taxation and revenue.

Calculation of the tax base and filing tax accounting for profit tax is carried out by the Central Accounting Office of OJSC Samaraenergo on the basis of the data provided by the tax accounting unit and by the stand-alone divisions of OJSC ""Samaraenergo.

The paperwork schedule connected with tax accounting, with the due dates for the preparation of the documents (registries, notes) needed for the assessment of the tax base and calculation of tax and levies, as well as with responsibility for the accuracy of the calculation of tax and levies and the timely and correct composition of the above-mentioned documents, is regulated by separate internal executive documents of OJSC ""Samaraenergo.

The Director of the Company is responsible for the accuracy of the calculation of tax and levies paid by OJSC ""Samaraenergo.

5.2. Survey of the Company's operational outcome and financial condition (including private assets' composition and performance analysis) over the past 3 years.

		2007	**2008**	**2009**
Sale proceeds	thousand RUB	25 060 352	28 115 369	27 859 677
Net cost	thousand RUB	(24 814 573)	(27 155 389)	(26 874 329)
Gross profit	thousand RUB	245 779	959 980	985 348
Income before tax	thousand RUB	707 613	(76 076)	(893 375)
Net profit (loss)	thousand RUB.	1 123 949	71 065	(1 069 078)

Financial indices	Indices' value			
Liquidity indices	**2007**	**2008**	**2009**	**Recommended value**
Absolute liquidity ratio	0.93	1.14	0.26	0.2-0.5
Urgent liquidity ratio	1.91	2.75	1.25	0.8-1.0
Current liquidity ratio	2.29	3.02	1.42	>1.0
Financial viability ratio				
Financial self-sufficiency ratio	0.70	0.70	0.42	0.5-0.6
Profitability indices				
Sales profitability	-0.99%	3.41%	3.54%	-
Profitability of own capital	24.50%	17.25%	-9.91%	-
Profitability of assets	28.40%	0.46%	-21.96%	-
Business activity indices				
Receivables	71.2%	67.85%	28.22%	-
Payables	-9.82%	26.67%	-25.65%	-
Receivables / Payables Ratio	1.24	1.64	2.49	-

The values of relative financial indices are equal to or above the recommended figures. Analysis of liquidity and financial stability indices for the period since early 2007 leads to a conclusion about the Company's stable financial condition.

In the period under review, according to the results of an express-analysis, the Company has a stable financial position which has continued for the last few years.

	as of 01.01.2009	as of 31.12.2009	deviation	
			actual	%
Assets	**4 641 416**	**5 097 032**	**455 616**	**9.81**
Intangible assets	23	11	-12	-52.17
Fixed assets	66 904	121 814	54 910	82.07
Construction in progress	1 499	1 601	102	6.80
Long-term financial investment	338 579	813 650	475 071	140.31
Other non-operating assets (including tax credits deferred)	5 995	6 079	84	1.40
Inventories	32 646	42 758	10 112	30.97
VAT on acquired values	325 649	432 088	106 439	32.69
Receivables	2 272 293	2 913 607	641 314	28.22
Short-term financial investments	700 418	468 032	-232 386	-33.18
Cash	897 410	297 392	-600 018	-66.86

Other current assets	0	0	0	0.00
Liabilities	**1 406 633**	**2 935 158**	**1 528 525**	**108.6**
Long-term loan and credit liabilities	0	0	0	0.00
Other long-term liabilities (including reserve in dubious debts)	6 594	7 324	730	11.07
Short-term loan and credit liabilities	0	1 883 729	1 883 729	0
Accounts payable	1 387 029	1 031 276	-355 753	-25.65
Debt to members (establishers) on revenue payment	9 600	9 419	-181	-1.89
Reserves for deferred expenses and payments	3 410	3 410	0	0.00
Net Assets	**3 234 783**	**2 161 874**	**-1 072 909**	**-33.16**
Authorized capital	**889 952**	**889 952**	**0**	**0.00**
Net Assets less authorized capital stock	**2 344 831**	**1 271 922**	**-1 072 909**	**-45.75**

The value of net assets exceeds the authorized capital stock and serves as the principal index of the Company's financial stability.

5.3. Company balance sheet for the reporting period.

BALANCE SHEET

as of 31 December 2009

		CODES
	Form No. 1 as per Russian Classification of Management Documentation (OKUD)	O71OOO1
	Date [yyyy, mm, dd]	
Organization OJSC Samaraenergo	as per OKPO	102504
Taxpayer identification number	INN	6315222985
Area of operations	by General classification of foreign economic activity	51.56.4
Measurement Unit: Russian Rubles in thousands	as per OKEI	384

443099, Samara, 27 Leningradskaya str

ASSETS	Note	Code	At Beginning of Accounting Year	At End of Accounting Year
1	A	2	3	4
I. NONCURRENT ASSETS				
Intangible assets		110	23	11
including				
rights for patents, programs, trade marks (service signs), other rights and assets similar to the listed		111	23	11
organizational expenses		112	-	-
goodwill		113	-	-
other intangible assets		114	-	-

R&D results		115	-	-
Fixed assets		120	66 904	121 814
including:				
land and natural resources		121	50	1 110
buildings, machinery and equipment, structures		122	61 871	115 692
other fixed assets		123	4 983	5 012
Construction in progress		130	1 499	1 601
including:				
equipment accepted for installation		*13001*	-	-
investments in noncurrent assets		*13002*	1 499	1 601
Income-bearing investments in tangible assets		135	-	-
including:				
property for leasing		136	-	-
property leased out under rental agreement		137	-	-
Long-term financial investments including:		140	338 579	842 540
investments in subsidiaries		141	-	-
investments in affiliates		142	90	-
investments in other entities		143	6	6
loans given to organizations for a term exceeding 12 months		144	-	-
Other long-term financial investments		145	338 483	842 534
FOR CONSOLIDATED STATEMENTS *Goodwill of subsidiaries*		146	-	-
Parent company's participation in subsidiary		147	-	-
Deferred tax assets		148	5 995	6 079
Other noncurrent assets		150	-	-
Section I TOTAL		190	413 000	972 045
ASSETS	Note	Code	At Beginning of Accounting Year	At End of Accounting Year
1	A	2	3	4
II. CURRENT ASSETS				
Inventories		210	32 646	42 758
including:				
raw materials, consumables and other similar assets		211	10 859	13 404
including:				
fuel oil		*21101*	-	-
coal		*21102*	-	-
diesel oil		*21103*	-	-
other process oil		*21104*	-	-
spare parts		*21105*	5 869	7 776
other raw materials and consumables		*21107*	4 990	5 628
livestock		212	-	-
work-in-progress costs		213	-	-
finished products and goods for resale		214	141	514
goods dispatched		215	-	-
deferred expenses		216	21 646	28 840
other inventories and costs		217	-	-
Value added tax on assets purchased		220	325 649	432 088
Including				
VAT on energy purchases		*22001*	128 315	249 403
Accounts receivable (payments due in more than 12 months after the accounting date)		230	13 327	9 446

including:				
buyers and customers		231	-	-
including:				
funded by federal budget		*23101*	-	-
funded by RF constituent entity budgets		*23102*	-	-
funded by local budgets		*23103*	-	-
other buyers and customers		*23104*	-	-
notes receivable		232	-	-
receivables from subsidiaries and affiliates		233	-	-
Advance payments made		234	-	-
other debtors		235	13 327	9 446
including:				
receivables per partnership agreements		23501	-	-
Notes		23502	-	-
other debtors		23503	13 327	9 446
Accounts receivable (payments due within 12 months after the accounting date)		240	2 258 966	2 904 161
including:				
buyers and customers		241	1 490 261	2 143 163
including:				
electricity sales within Group		*24101*	-	-
intermediaries in electricity and heat sales		*24102*	-	-
entities funded by federal budget		*24103*	35 526	20 950
entities funded by RF constituent entity budgets		*24104*	-	-
entities funded by local budgets		*24105*	40 538	55 087
other consumers of electrical energy		*24106*	1 389 679	2 016 369
transmission fee		*24107*	-	-
other buyers and customers		*24108*	24 518	50 757

ASSETS	Note	Code	At Beginning of Accounting Year	At End of Accounting Year
1	A	2	3	4
notes receivable		242	-	-
receivables from subsidiaries and affiliates		243	-	-
receivables from participants (founders) for equity		244	-	-
Advance payments made		245	28 487	20 409
including:				
to suppliers of electrical energy		*24501*	5 336	10 082
fuel suppliers		*24502*	1 253	1 264
consumable suppliers		*24503*	393	68
to construction organizations		*24504*	2 169	109
to repair organizations		*24505*	-	108
service entities		*24506*	13 791	4 908
other advance payments made		*24507*	5 545	3 870
other debtors		246	740 218	740 589
including:				
fines, penalties and liquidated damages per agreements		*24601*	9 229	10 077
tax excess payments to federal budget		*24602*	90 662	163 518
tax excess payments to RF constituent entity budgets		*24603*	326 821	425 766

Tax excess payments to local budgets		*24604*	36 849	8 467
excess payments to state extra-budgetary funds		*24605*	332	706
Notes		*24613*	-	-
other debtors		*24611*	276 325	132 055
Short-term financial investments		250	700 418	439 142
including:				
loans extended to entities for less than 12 months		251	-	-
other short-term financial investments		253	700 418	439 142
Cash		260	897 410	297 392
including:				
cash in hand		261	3	2
settlement accounts		262	607 344	219 190
foreign currency accounts		263	218 511	5 491
other cash		264	71 552	72 709
including:				
special bank accounts		*26401*	71 549	72 707
money documents		*26402*	3	2
transfers in transit		*26403*	-	-
Other current assets		270	-	-
including:				
internal economic settlements for current operations		*27002*	-	-
internal economic settlements for construction		*27003*	-	-
internal economic settlements for design works		*27004*	-	-
internal economic settlements for facilities security estimate		*27006*	-	-
internal economic settlements for VAT		*27007*	-	-
other current assets		*27005*	-	-
Section II TOTAL		290	4 228 416	4 124 987
Balance		300	4 641 416	5 097 032
LIABILITIES	Note	Code	At Beginning of Accounting Year	At End of Accounting Year
1	A	2	3	4
III. CAPITAL AND RESERVES				
Authorized capital		410	889 952	889 952
including:				
preference shares		*41001*	5 220	5 220
ordinary shares		*41002*	884 732	884 732
Treasury stock		415	-	-
Incremental capital		420	1 161 236	448 105
Settlements with regard to segregated property		423	-	-
Reserve funds		430	204 437	204 437
including:				
statutory reserves		431	204 437	204 437
reserves created in accordance with constituent documents Documents		432	-	-
Funds (consumer fund, accumulation fund)		450	-	67 411
Undistributed profit (uncovered loss) of past years		460	977 962	1 620 028
		465	-	-
Undistributed profit (uncovered loss) in the year under review		470	-	(1 069 078)

		475	-	-
Section III TOTAL		490	3 233 587	2 160 855
FOR CONSOLIDATED STATEMENTS *Goodwill of subsidiaries*		495	-	-
Minority share		500	-	-
IV. LONG-TERM LIABILITIES **Loans and credits**		510	-	-
including:				
bank credits repayable after				
more than 12 months from balance sheet date		511	-	-
loans repayable after				
more than 12 months from balance sheet date		512	-	-
Deferred tax liabilities		515	6 594	7 324
Accounts payable		520	-	-
including:				
suppliers and contractors		52001	-	-
social funds		52002	-	-
including:				
Pension fund of RF		*52003*	-	-
Compulsory health insurance fund		*52004*	-	-
Employment fund		*52005*	-	-
Social security fund		*52006*	-	-
fines and penalties in non-budget state funds		*52007*	-	-
indebtedness to the government (restructured taxes)		52008	-	-
including :				
federal budget		*52009*	-	-
RF region budget		*52010*	-	-
local budgets		*52011*	-	-
arrears in profit tax on the basis of transition period out of it: :		52020	-	-
federal budget		*52021*	-	-
RF region budget		*52022*	-	-
local budgets		*52023*	-	-
other long-term liabilities		52012	-	-
Section IV TOTAL		590	6 594	7 324
V . SHORT-TERM LIABILITIES				
Loans and credits		610	-	1 883 729
including:				
bank credits repayable within				
12 months from balance sheet date		611	-	1 883 729
loans repayable within				
12 months from balance sheet date		612	-	-
LIABILITIES	Note	Code	As of statement year start	As of statement year end
1	A	2	3	4
Accounts payable		620	1 387 029	1 031 276
including:				

suppliers and contractors		621	738 956	640 540
including:				
to power suppliers		*62101*	176 401	262 821
to other suppliers of electrical energy		*62102*	-	-
to gas suppliers		*62103*	-	-
to fuel oil suppliers		*62104*	-	-
to coal suppliers		*62105*	-	-
to suppliers of other fuels		*62112*	50	88
to construction organizations		*62106*	1 169	8 471
to repair organizations		*62107*	307	15
other suppliers and contractors		*62109*	561 029	369 145
payable bills of exchange		622	-	-
debt to affiliated and dependent companies		623	-	-
debt in wages fund to personnel		624	25 024	29 353
including:				
Current		*62401*	25 024	29 353
overdue		*62402*	-	-
debt to state and non-budget funds		625	10 561	10 136
including:				
Pension fund of RF		*62501*	8 495	8 125
Compulsory health insurance fund		*62502*	1 053	988
Employment fund		*62503*	-	-
Social security fund		*62504*	87	95
fines and penalties in non-budget state funds		*62505*	926	928
debt on taxes and fees		626	31 300	8 337
debt to budget, current		62610	31 300	8 337
including:				
federal budget		*62601*	1 617	122
RF region budget		*62602*	24 263	4 729
local budgets		*62603*	5 420	3 486
arrears in profit tax by the base of a transition period out of it:		62620	-	-
including:				
federal budget		*62621*	-	-
RF region budget		*62622*	-	-
local budgets		*62623*	-	-
advances received		627	551 402	315 384
including:				
from power consumers		*62701*	549 586	314 546
from other power and heat consumers		*62702*	-	-
other advances received		*62703*	1 816	838
other creditors		628	29 786	27 526
including:				
VAT in non-paid products		*62801*	1 469	1 606
debt to non-budget R&D fund		*62802*	-	-
other creditors		*62808*	28 317	25 920

LIABILITIES	Note	Code	As of statement year start	As of statement year end
1	A	2	3	4
Debt to members (establishers) on revenue payment		630	9 600	9 419

Deferred revenue		640	1 196	1 019
Reserves for deferred expenses and payments		650	3 410	3 410
Other short-term liabilities		660	-	-
including:				
internal economic settlements for current operations		*66002*	-	-
internal economic settlements for construction		*66003*	-	-
internal economic settlements for design works		*66004*	-	-
internal economic settlements for facilities security estimate		*66006*	-	-
internal economic settlements for VAT		*66007*	-	-
other short-term liabilities		*66005*	-	-
TOTAL on section V		690	1 401 235	2 928 853
BALANCE		700	4 641 416	5 097 032

Statement of valuables in off-balance sheet accounts

ASSETS	Note	Code	As of statement start year	By the end of an accounting period
Rented fixed assets		910	147 257	148 510
including under lease		911	-	-
Commodities in safety deposit		920	-	-
Materials accepted for processing		925	-	-
Goods accepted for commission		930	-	-
Equipment accepted for installation		935	-	-
Written-off bad debts		940	648 187	131 804
Security of liabilities and payments obtained		950	-	-
Security of liabilities and payments issued		960	-	-
Fixed assets depreciation		970	-	-
Depreciation of outdoor development objects and other such objects		980	-	-
Registered high-security forms		990	3	2
Fixed assets leased out		992	-	-
Assets held in federal property		993	-	-
Intangible assets, accepted for use		995	-	-
Assets transferred to charter capital as payment for shares bought		997	-	-

5.4. Statement of the Company's profit and loss over statement period.

Statement of profit and loss
over 12 months of 2009

			CODES
		Form #2 as per OKUD	0710002
		Date [yyyy, mm, dd]	2010\01\31
Organization	OJSC Samaraenergo	as per OKPO	102504
Taxpayer identification number		INN	6315222985
Area of operations		by General classification of foreign economic activity	51.56.4

	by the General classification of	
Form of incorporation	industrial operators	47\34
Unit of measurement thou.rub	as per OKEI	384

443099 Samara, 27 Leningradskaya str.

Name of indicator	Notes	Code page	Over reporting period	Over similar period previous year
1	A	2	3	4
Income and expense in ordinary operations				
Sale proceeds (net) from merchandise, produce, jobs done, services (less VAT, excises and similar mandatory payments),		010	27 859 677	28 115 369
power and capacity to internal consumers		011	-	-
power and capacity exported		012	-	-
Heat		013	-	-
		014	-	-
sales revenue from transportation of power and heat		018	-	-
power for retail sales companies		019	27 846 551	28 108 655
other goods, products, works, services of industrial purpose		015	13 126	4 696
other goods, products, works, services of non-industrial purpose		016	-	2 018
merchandise, produce, jobs, services within the main activity (for institutions)		017	-	-
revenue from membership in other organizations		032	-	-
Net cost of sold goods, services including those sold:		020	(26 874 329)	(27 155 389)
power and capacity to internal consumers		021	-	-
power and capacity exported		022	-	-
Heat		023	-	-
subscription fee (for RAO EES of Russia)		024	-	(322 177)
transfer of electrical energy		028	(7 439 052)	(8 204 492)
power to retail sales companies		031	(19 426 481)	(18 622 935)
other goods, products, works, services of industrial purpose		025	(8 796)	(3 806)
other goods, products, works, services of non-industrial purpose		026	-	(1 979)
merchandise, produce, jobs, services within the main activity (for institutions)		027	-	-
expenses for membership of other organizations		033	-	-
Gross profit		029	985 348	959 980
Selling expenses		030	(581 714)	(550 438)
G&A expenses		040	-	-
Profit (loss) from sales		050	403 634	409 542
Other revenue and expenses				
Interest receivable		060	5 112	51 169
Interest payable		070	(69 292)	(5 291)
Revenue from membership in other organizations		080	-	-
Other revenue		090	2 072 179	1 920 339
Other expenses		100	(3 305 008)	(2 451 835)
Profit (loss) before tax		140	(893 375)	(76 076)
Deferred tax assets		143	85	(7 949)
Deferred tax liabilities		144	(763)	197
Current profit tax		145	(147 598)	(140 210)
Other similar mandatory payments		146	(27 427)	295 103
Profit tax and other similar mandatory payments		150	(175 703)	147 141
Profit (loss) from ordinary operations		160	(1 069 078)	71 065

FOR SUMMARY REPORTING *Capitalized income (loss)*		184	-	-
Minority share		185	-	-
Net profit (undistributed profit (loss) of statement period		19010	**(1 069 078)**	**71 065**
Name of indicator	**Note**	**Code p.**	**Over statement period**	**For corresponding Period of previous year**
1	**A**	**2**	**3**	**4**
V. Internal economic settlements				
p. 140 Profit (loss) before tax		19011	-	-
p. 150 Profit tax and other similar mandatory payments …		19012	-	-
Net profit undistributed profit (loss) of the accounting period		**19020**	**-**	**-**
p. 140 Profit (loss) before tax		19031	-	-
p. 150 Profit tax and other similar mandatory payments…		19032	-	-
Net profit undistributed profit (loss) of the accounting period		**19040**	**-**	**-**
Net profit (undistributed profit (loss)) of statement period (19010+19020-19040)		**190**	**(1 069 078)**	**71 065**

(rub.)

Name of indicator	Comm.	Code p.	Over statement period	Over similar period of previous year
1	**A**	**2**	**3**	**4**
REFERENCE ONLY				
Fixed tax liabilities (assets)		200	326 951	166 220
Base profit (loss) per share		201	0,3020	0,0200
Overcapitalized profit (loss) per share		202	0,3020	0,0200

5.5. Auditor's summary

ZAO GAZAUDIT

License #E001288
Ministry of Finance
ITN 6314010360

Russia, 443020 Samara
75 Leningradskaya St.
(846) 333-28-55, 340-16-18

AUDIT REPORT
1-016-02-08

Addressee: to the shareholders of the Open Joint-Stock Energy and Electrification Company Samaraenergo

Auditor
Name: ZAO Gazaudit
Location: 443020 Samara Leningradskaya St., 75
State registration: State registration number No 743 of 23.08.1995.
License for providing audit services: NoE001288, Order of the Ministry of Finance of the Russian Federation of 24.07.2002, valid through 24.07.2012.
Member of the non-profit partnership Institute for Professional Auditors.

Entity audited
Name: OJSC ""Samaraenergo

Location: 443099 Samara 27 Leningradskaya St.
State registration: official state registration number 1026300956131 of 15.08.2002.

We have conducted an audit of the attached financial (accounting) statement of the Open Joint-stock Energy and Electrification Company Samaraenergo (hereafter referred to as "the Company") over the period from 1 January 1 to 31 December 2009 inclusive. The financial (accounting) reporting of the Company consists of: balance sheet, statement of profit and loss, appendices to the balance sheet and profit and loss report, explanatory notes.

The Company's executive body is responsible for the preparation and rendering of this financial (accounting) reporting. It is our responsibility to express an opinion on the trustworthiness in all the substantial aspects of this accounting and the compliance of the accounting procedure with the Russian Federation law on the basis of a due diligence examination.

The audit was conducted in accordance with:

- The Federal Law "On Auditing"
- Federal regulations (standards) for auditing;
- internal corporate standards of audit activity of the Non-profit partnership Institute for Professional Auditors;
- internal corporate standards.

The audit was planned and undertaken in such a manner as to achieve a reasonable degree of certainty that the financial (accounting) statement does not contain significant distortions. The audit has been carried out on a sample basis and included the study of testing data which confirms the numerical indicators of the financial (accounting) reporting, the disclosure of information about business and financial performance, assessment of compliance with the principles and rules of accounting applied in the preparation of the financial (accounting) reporting, consideration of the essential estimates collected by the management of the entity under audit, as well as the assessment of financial (accounting) reporting.

We believe that the audit examination conducted provides sufficient grounds for expressing our opinion about the trustworthiness in all substantial aspects of the financial (accounting) reporting and the compliance of accounting procedures with the Russian Federation law.

In our opinion, the financial (accounting) statement of the Company credibly reflects, in all material regards, its financial status as of 31 December 2009 and the results of its economic operations over the period from 1 January to 31 December 2009 inclusive, in accordance with the requirements of the Russian Federation law governing the preparation of financial (accounting) statements.

While upholding our opinion regarding the trustworthiness of financial (accounting) reporting, we draw attention to the information set forth in the explanatory notes to the financial (accounting) reporting (item 3.8), and specifically to the fact that by the reporting date litigation has not been concluded in lawsuits where the Company is a defendant against claims amounting to 914, 813 thousand Rubles.

26 March 2010

General Director
T.V. Kolosova

Head of Audit Examination
E.F. Yudina
(qualification certificate of authorization for rendering audit services in the area of general audit No K004472 without expiration date)

Section 6. Distribution of Profit and Dividend Policy.

In accordance with the decisions of general shareholders' meetings, the Company's profit was distributed as follows:

Distribution of Company's profit (thou. RUR)	**Annual General Meeting of Shareholders by the outcome of 2006 2006 year**	**Annual General Meeting of Shareholders by the outcome 2007 year**	**Annual General Meeting of Shareholders by the outcome 2008 year**
Undistributed profit	(264 317)	1 123 895	71 065
Reserve fund	-	-	-
Savings fund	-	906 428	61 700
Consumer fund	-	-	5 711
Dividends	-	49 466	3 654
Other purposes	-	168 001 (payment of losses for previous years)	-

Resolutions on the payment of dividends, including resolutions on the amount of dividends and on the form of payment of shares in each category (type), are mainly made on an annual basis by the Annual General Meeting of Shareholders, based on the results of operations in the completed financial year. The procedure of decision-making on the payment of dividends and dividend payment procedure are regulated by the Federal Law "On Joint-stock Companies", the Charter of OJSC Samaraenergo, and the Provisions for the dividend policy of OJSC ""'Samaraenergo.

The Company's dividend policy is based on the stringent compliance of shareholders' rights stipulated by the appropriate law, and is aimed at increasing the Company's investment prospects, its capitalization and the maximum satisfaction of shareholders' rights and interests through the growth of the market value of stock and dividend payments.

The amount of dividends on shares in any category (type) may not exceed that recommended by the Company's Board of Directors. The Company's profit after tax is the source of dividend payments. The Company's net profit is determined on the basis of the accounting statements of OJSC Samaraenergo, and its amount is approved by a meeting of the Board of Directors. The Board of OJSC Samaraenergo within the terms of its competence considers the distribution of net profit gained over the first quarter, half-year, and nine months of a fiscal year, and/or by the results of a fiscal year, takes a decision about the practicality of dividend payment, and recommends that the general shareholders' meeting approve a proposed distribution of the net profit and take a decision on the measured payment of dividends.

The term of dividend payment is determined by the General Shareholders' Meeting of the Company, but cannot be later than 60 (Sixty) days after taking a decision on their payment.

OJSC Samaraenergo regularly pays dividends, the payment history of which is shown in the table.

Dividend history of the Company over the last 3 years.

	2007 (dividends for quarter 1 of 2007)	2008 (dividends the year of 2007)	2009 (dividends the year of 2008)
Amount of dividend per 1 ordinary share, Rubles.	0.026568	-	-
Amount of dividend per 1 preferred share, Rubles.	0.026568	0.094763	0.007
Total amount of dividends accrued, including tax, thousand Rubles.	107 890	49 466	3 654
Total amount of dividends paid as of 31.12.2009, thou. RUR.	94 363.5	40 269.2	2 998.5
Dividend yield of 1 ordinary share, %	3.9	-	-
Dividend yield of 1 preferred share, %	6.6	35.6	3.42

Dividend yield is a ratio of annual dividend per share to share market value. This value is mostly expressed in percentages.

Dividends were not paid in full for the following reasons:

– incorrect, incomplete or outdated information about shareholder bank account details as provided in the questionnaire registering an individual for the collection of dividends;

– Incorrect, incomplete or outdated information about shareholder address details as provided in the questionnaire registering an individual for the collection of dividends by postal money order.

Shareholders who had provided the Company's registry holder (OAO CMD) with payment particulars for the payment of dividends, received the dividends.

Section 7. Investment Operations

7.1. Company's investments, including those in reconstruction and technical upgrades.

Schedule of investment volumes in 2007-2009 OJSC "Samaraenergo»:


110000
100000
90000
80000
70000
60000
50000
40000
30000
20000
10000
0
2007
2008
2009
Investment operations
Company's investments, including those in reconstruction and technical upgrades.

The volume of investment per year amounts to: 2007 - 23,936 thousand Rubles (including for reconstruction and technical refit - 20,090 thousand Rubles); 2008 - 31,001 thousand Rubles (including for reconstruction and technical refit - 16,552 thousand Rubles); 2009 - 101,604 thousand Rubles (including 20,090,4 thousand Rubles toward reconstruction and technical upgrades).

For the purpose of increasing the efficiency of service provision to electrical energy consumers , in 2009 OJSC Samaraenergo developed a program of socially targeted projects, such as the "Creation of Customer Service Centers in 12 Districts of Samara Oblast" and "Establishing an Automated System of Energy Carrier Control and Measurement for Household Consumers in the Urban District of Zhigulevsk".

The opening of customer service centers made it possible to expand the area of service of customers of OJSC Samaraenergo, to create a greater variety of services provided, and to improve the quality of service for customers of OJSC Samaraenergo. In the Company's annual investment program for 2009 the amount of investments in this area came to 49, 993 thousand Rubles.

In 2009 OJSC Samaraenergo developed a pilot investment project named "Computer-assisted System for Revenue Metering of Electrical Power for Residential Consumers".

The computer-assisted system for revenue metering of electric power for residential consumers in 2 residential buildings in Zhigulevsk was put into commercial operation in the reporting year.

For residential consumers the economic efficiency of the implementation of the computer-assisted system for revenue metering of electric power is determined by:

- switching to a double-rate system of payment for energy consumed (day, night), which will considerably decrease the average tariff for energy consumption;

- decreasing payment loads for bona fide consumers for energy consumption in public places, due to the exclusion of theft and unaccounted for or irrational use of electric power (on stair landings, lighting of entrances, basements, etc.);

- organizing accurate metering and prompt control of consumption of electrical power for each flat and for each residential building in general;

- switching from settlements for consumed electric power based on reports to be filled in by inhabitants, to the issue of invoices by the power supply organization;

- automating the invoicing process for inhabitants for electrical power actually consumed, which will considerably reduce the number of errors.

The economic efficiency of the implementation of the computer-assisted system for the revenue metering of electric power for OJSC Samaraenergo is determined by:

- more precise metering (due to fewer discrepancies than with manual taking of readings, due to the revision of metering units and the replacement of old types of meters with more modern and accurate ones);

- the exclusion of the theft of electrical power due to prompt control of the balance of consumption in residential buildings;

- a decline in expenditure for the processing of information by the commercial unit due to the receipt of timely and accurate information about energy consumption in electronic form;

- a decrease of expenditure for personnel controlling apartment meter-readings.

The amount of investments under this title in the annual investment program of OJSC Samaraenergo for 2009 was 2,701 thousand Rubles.

OJSC Samaraenergo plans to continue work in 2010 on the implementation of the computer-assisted system for the revenue metering of electrical power for residential consumers of electrical power.

7.2. *Sources of finance for investment programs (profit, depreciation, miscellaneous).*

The main sources for the financing of the investment program of OJSC Samaraenergo are its own funds.

The assimilation of capital investments for 2007–2009 (with VAT) by source is as follows:

	2007			2008			2009		
	plan	fact	% of completion	plan	fact	% of completion	plan	fact	% of completion
TOTAL, thou. rub.	37 406	23 936	64	34 444	31 001	90	109 659	101 604	93
incl. - from own funds	37 406	23 936	64	34 444	31 001	90	109 659	101 604	93
Depreciation allowances	37 406	22 636	60	34 444	31 001	90	54 448	48 910	90
from profit									
from other sources		1 300					55 211	52 694	95
- from drawn sources									
from Russian Federation budget									
from profit from holding shares									
other									

7.3. Structure of investments by area: new construction, reconstruction of buildings and fittings, equipment not requiring installation, purchase of capital stock (buildings), R&D for future construction, other assets

Dynamics of investment structure in these areas in 2007-2009:

2007


5,4 %
8,5 %
2,2 %
1,7 %
82,2 %
new construction
reconstruction of the buildings and buildings
equipment, not requiring montage
design and survey work
other embedding
main funds

2008


46,6 %
48,3 %
5,1 %
new construction
reconstruction of the buildings and buildings
equipment, not requiring montage
design and survey work
other embedding
main funds

2009


11,0 %
8,7 %
24,6 %
55,7 %
new construction
reconstruction of the buildings and buildings
equipment, not requiring montage
design and survey work
other embedding
main funds

The most significant measures with regard to capital investment were:

In 2007:

– purchase of equipment which does not require installation (upgrade of computer hardware, communication equipment, vehicle parking, the resource for which has been earned);

– reconstruction of a garage building in the Borskoy division of OJSC Samaraenergo (completion of construction works and commissioning).

2008 in 2008:

– adjustment and start-up work for VPN equipment;

– laying of optical lines (final mile);

– purchase of equipment which does not require installation (upgrade of computer hardware, communication equipment, vehicle parking, the resource for which has been earned);

– modernization of the OJSC Samaraenergo LAN in the administrative building, Leningradskaya St., 27;

– energy supply system for server equipment.

2009 in 2009:

– purchase of equipment which does not require installation (upgrade of computer hardware, communication equipment, vehicle parking, the resource for which has been earned);

– modernization of Tolyatti Branch LAN;

– laying of optical lines;

– implementation of Computer-assisted system for the revenue metering of electrical power for residential consumers in Zhigulevsk;

– implementation of Computer-assisted system for the revenue metering of electrical power for industrial consumers;

- –assembly and start-up of VPN, equipment, local communication systems at Customer service centers (CSC);
- –assembly of security and fire alarms in the buildings of CSC;
- –purchase of capital stock (buildings) for the organization of customer service centers;
- –reconstruction of CSC buildings .

7.4. Attraction of credit resources toward investment projects..

No credit resources were drawn toward investment projects in 2007–2009.

Section 8. Development of Company Telecommunications and Internet Technology. Prospects for Technical Upgrade and Development of the Company.

Currently, information technology and telecommunications play an important role in development and maintenance of the business of any company. The operational efficiency of the Company in general to a large extent depends on the efficiency of its use of information technology.

The following projects were implemented in 2009:

1. The construction of customer service centers was completed, and modern computer equipment in twelve districts of the region was installed. The construction of new facilities will make it possible to expand the representation of OJSC Samaraenergo in the region, and to improve the quality of service for electrical power consumers.

2. Work was completed on the development of the OJSC Samaraenergo corporate network , and the integration of customer service centers into the unified corporate network, in order to ensure strictly regulated information cooperation between the central office and OJSC Samaraenergo branches, for the purpose of satisfying needs in information exchange services, in the rapid tracking of financial, social and economic processes, and in the accounting and management of resources.
   Technical solutions were implemented in the field of creating the OJSC Samaraenergo integrated telecommunication system using high-technology switching equipment.

3. Fiber-optical communication lines from three branches of the company to the communication centers of the federal provider OJSC VolgaTelecom were laid, IP-telephony services were launched, the private corporate network was connected to the public telephone network,a high-speed Internet connection was implemented, and conference communication services were launched.
   As a result of the realization of this project the quality of communication improved, the communication channel capacity increased, new communication services were implemented inside the company, and rapid and high-technology interaction between divisions of OJSC Samaraenergo within the territory of the Samara Oblast was enabled. High-speed communication channels will make it possible to implement modern information systems, to improve the quality of provision of services to subscribers, and to reduce the costs of the company for the transmission of data between branches and central office.

4. A structured category 5E cabling system was installed in the offices of company branches in Tolyatti and Novokuibyshevsk, with a 25-year guarantee provided by AMP NETCONNECT, one of the world's largest producer of equipment for LANs, structured cabling systems and their components.

5. The high-technology data-processing center was modernized, computer power was increased due to adding Fujitsu blade-servers, a data storage system was installed, and climate control equipment was installed.
   The implementation of a data storage system made it possible to optimize data storage infrastructure, to minimize possible data losses, to ensure rapid restoration of information system database integrity, to service infrastructure applications installed at Fujitsu blade-servers, and to operate modern information systems. Capacity on old systems has been freed-up, and can be used for storage of archive- and rarely requested data. The modernization of the data-processing center has made it possible to increase the efficiency of the Company's operations, to take into account the geographically-distributed structure of OJSC Samaraenergo, and to use in-built functions for the consolidation of the total amount of information.

6. The main stages of the electronic document management information system, which is a powerful instrument for corporate management, have been completed. The implementation of the system will make it possible clearly to organize corporate business processes, to increase the efficiency of the Company's operations, and to unite all the structures of the Company into an integrated management territory. The implemented solution enables integration with the existing information systems, and enables increased and developing functionality.

In the field of information technology the Company is planning to complete the construction of fiber-optical communication lines between the central office and company branches in 2010, which will ensure information cooperation between structural units of the Company.

The project of implementing a modular data storage system will comprise the final stage of the construction of a modern data-processing center, which will increase the security of data storage and will provide for quick restoration of database integrity.

Projects concerning the technical re-equipping of the Company are focused on increasing the efficiency of energy sale operations, increasing the quality of service for electrical power consumers, and reducing expenditure on current operations.

Section 9. Purchasing.

9.1. Principal provisions of the Company's purchasing policy according to the provisions of the Company's purchasing procedure for the planned purchase of goods, works and services to meet the Company's needs.

The structure of the OJSC Samaraenergo procurement system is in accordance with its corporate system of standards in the field of procurement activities, and is focused on target-oriented and efficient expenditure of the Company's funds, as well as on the receipt of economically justified expenses (market prices for products) and the prevention of possible misuses by purchasing staff.

The principal provisions of OJSC Samaraenergo concerning its purchasing activities are featured in OJSC Samaraenergo approved order No. 114 of 31.03.2008. This Provision regulates the procedure for the purchase of any goods, works, services (hereinafter – the "products") at the expense of the Company with a value exceeding 200, 000 Rubles without VAT.

The strategic planning of OJSC Samaraenergo operations in the field of procurement is the responsibility of its Central Procurement Department, the composition of which is approved by a decision of the Company Board of Directors of (Minutes of 14.10.2005). № 9/170). There were changes in the staff of the Central Purchasing Authority in October 2006 (Protocol of OJSC Samaraenergo Board of Directors No 9/170 of 11.10.2006).

Copies of all publications about procurement transactions effected and their results shall be placed at the unified Internet-resource http://www.samaraenergo.ru/ and http://www.b2b-energo.ru/.

Procurement regulation:

- purchasing is based on the reasonable application of special procedures for the targeted enhancement of market mechanisms in each purchasing action;
- purchasing is carried out by means of mandatory procedures which must be adhered to by staff making purchases at a price exceeding a certain amount. These procedures presuppose:
  - ✓ meticulous planning of the need for the product;
  - ✓ market analysis;
  - ✓ steps aimed at achieving a reasonable level of competition among potential suppliers wherever possible, and tightened internal control if competition is not feasible;
  - ✓ a fair and reasonable choice of the most preferential offers with a comprehensive cost-benefit analysis (primarily price and quality);
  - ✓ supervision of compliance with the agreement and the use of produce purchased;
- purchasing is based on a systemic approach, which signifies the presence of the following for the Company:
  - ✓ a regulated environment;
  - ✓ an established institutional framework for the management and control of purchasing;
  - ✓ qualified personnel for making purchases;
  - ✓ a regulated infrastructure for purchasing.
- purchasing is carried out in accordance with universal corporate rules for purchasing;
- purchasing is based on the rights and responsibility of the purchasing staff.

In 2009 the Company's purchasing was regulated by the following guiding documents:

- Standard 3D4_G_2 TP 2008 "System of Standards in the Field of Organization of Procurement Activities. Organization of Procurement";
- annual comprehensive purchasing program approved by the Company's Board of Directors by a decision of 13.10.2006, protocol No 9/195;
- OJSC Samaraenergo Order No 114 of 31.03.2008 on purchasing activities;
- OJSC Samaraenergo Order of No. 246 of 9 August 2007 "On the Establishment of a Continuously Operating Tender Committee" (with amendments and addenda).

Operating management of the procurement activities of OJSC Samaraenergo is the duty of a regular structural division – "Procurement Department", which initiates purchases during the organization of tendering procedures.

In addition, functional links in the course of procurement of goods, works and services are regulated by Regulations on Procurement Department, as well as by the job descriptions of employees of the Procurement Department.

Control over implementation of the Annual Integrated Procurement Program is organized in the form of quarterly reports of the General Director of OJSC Samaraenergo to be submitted to the Board of Directors.

9.2. Director General's annual report on purchasing activities broken down by areas of operation and modes of purchasing.

The report of the General Director of OJSC Samaraenergo about procurement operations in 2009 is given in Form 1 and Form 2 appended to the annual report.

Following the results of the implementation of the Annual Integrated Procurement Program of OJSC Samaraenergo for 2009, adjusted with regard to production programs for 2010, the amount of regulated procedures was:

Energy-related repair works – 75.3 % services of planned expenses;

Retooling and modernization – 90.7% of costs forecast, including: materials and equipment – 77.1%, services – 13.6%;

Capital construction – 95.5% of costs forecast, including: materials and equipment – 67%, services – 28.5;

Operational costs – 127.6% of planned expenses, including: equipment – 29.4%; services – 98.2%;

Other purchases – materials and services: 90.1% of planned expenses.

In accordance with the Annual Integrated Procurement Program for goods, works and services for 2009, 254 trade sessions were organized for a total of 370,573 thousand Rubles (110.4%) with a plan of 335,800 thousand Rubles, including:

- Open competition procedures – 108 in the amount of 176,527 thousand Rubles, which equals 52.6% of the total procurement plan. Out of which by means of "open competition" there were 60 for the amount of 119,163 thousand Rubles; "open request for quote", - 36, for a total amount of 29,058 thousand Rubles; "open request for offers" – 12, for total amount of 28,306 thousand Rubles.
- 54 "Single source" purchases were made for total amount of 177,263 thousand Rubles, which comprises 52.8% of total procurement plan, out of which, based on the results of competitive procedures, 12 purchases for the amount of 10,604.0 thousand Rubles were made.

The main purchases via the "Single supplier" mode included:

- Lease of administrative buildings from OJSC Volga Territorial Generation Company, other administrative buildings for total amount of 40,294 thousand Rubles. The decision is made by the Board of Directors of OJSC Samaraenergo (Minutes of the meeting of the Board of Directors held by absentee ballot on December 15, 2006);

- Services to modernize the automated information system for the management of energy supply operations amounting to 5,000 thousand Rubles. (Minutes of the Central Procurement Department 01/02 of 09.02.2009);

- Purchase of automobiles for the needs of OJSC Samaraenergo for an amount totaling 7,716.7 thousand Rubles (Minutes of the Central Procurement Department 02/07 of 22.07.2009).

- Non-regulated purchases of products were made totaling16,783 thousand Rubles, or 5.0% of the procurement plan.

9.3 Information on the basic indices of the 2010 Annual Comprehensive Purchasing Program

The 2010 annual comprehensive purchasing program comprises:

Energy-related repairs works: 11 purchases for the sum of 4 thousand Rubles, including:

0 lots chosen by suppliers of materials and equipment;

11 lots for the sum of 4 thousand Rubles as chosen by the agent executing the work.

Technical outfitting and upgrading: 13 purchases for the sum of 14,770 thousand Rubles, including:

9 lots for the sum of 5,862 thousand Rubles as chosen by suppliers of materials and equipment;

8 lots for the sum of 4 thousand Rubles as chosen by the agent executing the work.

Capital construction: 7 transactions totaling 27,665 thousand Rubles, including:

1 lot totaling 15,410 thousand Rubles as chosen by materials and equipment suppliers;

6 lots for the sum of 12 thousand Rubles as chosen by a work performer.

Operational costs: 77 purchases for the sum of 211 thousand Rubles, including:

8 lots for the sum of 5,862 thousand Rubles as chosen by suppliers of materials and equipment;

69 lots for the sum of 210 thousand Rubles as chosen by the agent executing the work.

Other purchases: 69 purchases for the sum of 112,390 thousand Rubles, including:

16 lots for the sum of 5,862 thousand Rubles as chosen by materials and equipment suppliers;

53 lots for the sum of 101 thousand Rubles as chosen by the agent executing the work.

In total 181 purchase sessions are planned for total amount of 370,949 thousand Rubles, including in percentage ratio:

- Open tenders – 31.4 %
- Open biddings – 3.8 %
- Purchases from a single supplier – 53.3 %
- Open request for offers – 55%
- Non-regulated purchases: – 6.0 %

A high percentage of purchases from a single source is determined by the fact that a large volume of open tenders was deferred to the fourth quarter of 2007 for the 2008 industrial program.

The main purchases via the "Single supplier" mode included:

- Renting a building from the OJSC Volga Territorial Generation Company: 28,472 thousand Rubles;
- Renting other administrative buildings: 13, 188 thousand Rubles;
- Cash collection services: 28,261 thousand Rubles;
- Modernization of software complex for settlements with consumers – 5,000 thousand Rubles;
- Installation and maintenance of the Garant-Servis-Samara reference and information system for the sum of 4,394 thousand Rubles;
- Legal defence services – 49,925 thousand Rubles.
- Lease of transport vehicles – 16,099 thousand Rubles.

Section 10. Conservation of the Environment

OJSC Samaraenergo operations generate 13 types of production and consumption waste of 1 – 4 classes of hazard at 23 sites (administration building, 18 branches and 4 production sites).

The Scientific and Analytical Industrial Ecology Center at the State Technical University of Samara has developed for OJSC Samaraenergo a project of waste generation standards and waste disposal limits, which covers a waste transportation scheme, characteristics of places for the temporary storage (accumulation) of waste on the territory of the company, the periodicity of its removal, and an action plan to decrease the impact of production and consumption waste upon the environment.

In 2009 the Directorate for Technological and Ecological Supervision at the Federal Service of Environmental, Technological and Nuclear Supervision for the Samara Oblast approved waste generation standards and waste disposal limits for 2010.

In accordance with the approved limits, OJSC Samaraenergo concluded agreements for the removal and disposal (deactivation, processing, use, underground disposal) of accumulated waste for each site, and makes quarterly payments for the negative impact upon the environment.

Two engineering-technicians in the OJSC Samaraenergo Production and Technical Service of have certificates of advanced training in the professional development of persons in the field of "Hazardous Waste Management" from the Non-state Educational Establishment Samara Training Center".

Coordination and control over operations of the Company in the field of production and consumption waste management is a duty of the Deputy CEO for technical issues and information technology.

Persons responsible for production and consumption waste management in each department of the Company are appointed by an Order applicable to all divisions of OJSC Samaraenergo.

The main tasks of OJSC Samaraenergo for 2010 are: the development of the new waste generation standards and waste disposal limits project, in view of the establishment of customer service centers in 12 districts of the Samara Oblast, as well as control over the timely removal and disposal of production and consumption waste in accordance with the agreement concluded.

Section 11. Staff and Social Policy. Social Partnership

11.1. Disaggregation of employees by categories.

As of 31 December 2009 there are 1028 persons employed by OJSC Samaraenergo, namely:

managers of all categories	-	135 persons
specialists	-	436 persons
employees	-	30 persons
workers	-	427 persons

The analysis of staff for 2009 in comparison with 2008 shows that the number of personnel has increased moderately (by 31 persons) due to the establishment of 12 customer service centers.

Quantitative analysis of staff for the last 3 years:

Category of Employee	as of 31.12.2007	as of 31.12.2008	as of 31.12.2009
- total employees (persons)	979	997	1028
including:			
- managers (persons)	134	133	135
- specialists (persons)	399	412	436
- employees (persons)	28	28	30
- workers (persons)	418	424	427


2007
134
418
399
28
2008
133
424
412
28
2009
135
427
436
30
- workers
- officers
- managers
- specialists

11.2. Age-disaggregated staff profile.

In 2009 15.5% of employees of OJSC Samaraenergo were aged under 30, 57.5% - in the age range between 30 to 50 and 27.0% - aged older than 50.

Age structure of managers


2007
5
57
72
2008
4
55
74
2009
6
56
73

Age structure of specialists


68
90
241
77
89
246
85
95
256

Age structure of worker


52
111
255
57
123
244
48
132
247

Age structure of all employees


152
243
584
157
261
579
159
278
591

under 30

30 – 50

- older than 50

11.3. Staff turnover.

2007	2008	2009
7.9 %	6.0 %	5.5 %


8.00%
7.00%
6.00%
5.00%
4.00%
3.00%
2.00%
1.00%
0.00%
2007
2008
2009

The number of persons discharged in 2009 due to personnel fluctuations was 28. The overall staff turnover for the whole of OJSC Samaraenergo in 2009 was 2.7%; in 2008 it was 6.0%.

11.4. Qualitative disaggregation of employees (education level). Staff development system.

The qualitative composition of employees remains at a rather high level: 96.5% of technical staff has higher or vocational secondary education. In general 783 employees of OJSC Samaraenergo have higher or vocational secondary education; 5 persons are Ph.Ds.

Quality-disaggregated staff analysis:

Category of Employee	Number of employees (persons)	With higher education (persons)	Vocational specialized education (persons)	Candidates of science (Ph.D) (persons)
All employees, incl.	1028	546	232	5
Managers	135	107	22	4
Specialists	436	351	66	1
Officers	30	11	12	-
Workers	427	77	132	-


600
500
400
300
200
100
0
498
230
5
521
232
5
546
232
5
2007
2008
2009
Candidates of science
have higher education
have vocational education

In accordance with the Rules for the Organization of Work with Personnel at OJSC Samaraenergo, continuous training of personnel is organized. For this purpose, based on requests, agreements for off-job training for managers and specialist of energy system are concluded with Institution of Advanced Training on an annual basis (Russian Fund of Educational Programs, CJSC Energoservice – Training, LLC Fund for Energy Development, Corporate Energy University).

Indicator	Trained in 2009	Forecast for 2010
Training of workers	-	1 person
Re-training	40 person	42 person
Training for 2nd profession	-	-
Further training of workers	-	-
Further training of engineers and specialists	-	10 person
Training expenses (Rubles)	704 944 Rubles.	1 291 700 Rubles.

In 2009 40 persons from the category of managers and specialists took part in the workshops.

Salary changes

Salary of employees by categories from 2007 to 2009 (rub.).

Category of employees	Years		
	2007	2008	2009
Managers	54 997	58 696	66 676
Specialists and technical staff	21 553	23 355	25 974
Workers	13 010	13 752	15 560

Dynamics of salary of employees by categories since 2007 till 2009.


80000
70000
60000
50000
40000
30000
20000
10000
0
2007
2008
2009
Managers
Specialists and technical staff
Workers

The increase in average salary of OJSC Samaraenergo employees can be explained by an increase of the tariff part of the salary according to the the consumer price index of the Russian Federation over 9 months of 2009, which is guaranteed by the Collective Agreement of OJSC Samaraenergo.

OJSC Samaraenergo Retirement Provisions.

By the decision of the Board of Directors (Minutes No. 16/227 dated 15 April 2008), the non-government retirement plan for OJSC Samaraenergo was approved. The Corporate Pension Plan is based on the principles set forth in the Strategy of Non-state Pension Provision for Employees of RAO UES Holding Company approved in May 2004.

In accordance with the Strategy, pension provision for employees is organized through the Non-state Pension Fund for Employees of the Electrical Power Industry.

OJSC Samaraenergo and the non-government retirement fund of the electrical energy industry have concluded relevant agreements for non-government retirement provisions in order to implement the corporate retirement plan and the parity retirement plan. Conditions for the implementation of the corporate and parity retirement plans are determined by the Provisions for the non-government retirement plan.

In accordance with Agreement No. 01/95/u 598 accounts were opened for Company employees in the non-government retirement fund by the Support program. 44 of them are currently receiving extra pensions, with the average being 1 Rubles. In 2009 in the equity pension plan of OJSC Samaraenergo 179 accounts were opened for employees; 1 pensioner draws a pension.

11.5. Occupational safety

Occupational safety is under the continuous control of the management of OJSC Samaraenergo. Work with personnel is organized in accordance with “Regulations On Organization of Work with Personnel”. Employees of the company are provided with certified protection equipment in accordance with these standards.

This complex of measures adopted as the plan for occupational safety and for the prevention of road accidents and transport-related injuries, was implemented fully in 2009.

Employees were trained and tested with regard to the norms and regulations of occupational safety.

In 2009 a periodical obligatory medical inspection was carried out in accordance with the Labor Code of the Russian Federation and by order of the Ministry of Health of the Russian Federation of 16.08.2004 No. 83 for employees of OJSC Samaraenergo. The results of the examination revealed no employees with contra-indications to their work.

Apart from compulsory social insurance, a system of voluntary health insurance for employees against industrial accidents and occupational diseases has been in operation in the company for several years.

In total 130,073 thousand Rubles were spent on labor safety measures in the Company in 2009, including: on accident prevention and occupational disease prevention – 747.6 thousand Rubles; on the purchase of personal protection equipment – 115.4 thousand Rubles; on sanitary and hygienic measures to prevent occupational illnesses – 405.3 thousand Rubles.

In 2009 an assessment of workplaces with respect to working conditions was organized in 346 workplaces for total amount of 574,483 thousand Rubles. Following the results of the assessment of workplaces with respect to working conditions an assessment by the Department for Labor and Employment of Population was received.

For the last year health improvement measures for the Company's employees and their relatives were arranged:

in health resorts - 38 persons;

in sanatorium-preventorium - 1 person;

in children's holiday camp - 22 persons.

Expenditure on recreation activities totaled:

from the Company's profits – 847.8 thousand Rubles;

from the social insurance fund – 661 thousand Rubles.

from trade union committee assets – 271.2 thousands Rubles.

Furthermore, in accordance with the Order of the Social Insurance Fund of15 April 2009 №331 by means of part funding of preventive measures to reduce industrial injuries, in 2009, 5 OJSC Samaraenergo employees improving their health in health resorts for a total of 112.7 thousands Rubles.

During 2009 no one suffered from industrial accidents or occupational diseases in OJSC Samaraenergo.

Section 12. Company's Objectives and Prospects for the Following Year, and Strategic Solutions.

12.1. Improving the efficacy of energy sales activities

The following should be noted as factors influencing the changes in an energy sales company's effectiveness:

- change in the volume and structure of network supply;
- change in energy/power purchase prices in unregulated sectors;
- deterioration of payment discipline by the Company's consumers and the appearance of insolvent consumers;
- existence of competitive energy sales companies;
- increase in technical and software provision;
- staff social resources.

To ensure competitiveness, and in order to strengthen and preserve the Company's positive development OJSC Samaraenergo has taken and plans to continue to take the following measures:

- to preserve and expand its existing subscriber base by generating a more flexible relationship policy with energy consumers: by offering consumers more flexible conditions of energy supply contract, than those of competitor energy sales companies, as well as optional services such as consultation on appropriate tariff selection from an approved tariff menu, and by offering more convenient payment methods for energy used;
- to realize a flexible policy with wholesale energy resellers in order to supply service to their subscribers in the case of these companies folding;
- to optimize its structure of electricity procurement in non-regulated sectors in order to minimize supply tariffs to end-consumers;
- to optimize conditional constant expenditure and other costs in order continually to develop its material and technical base and to preserve the staffing potential of the Company;
- to reduce the activity of consumers who attempt to enter the New Wholesale Electricity and Capacity Market, by giving them an objective estimation of the possible economic effects and losses which they may experience by working independently on the energy market, while at the same time emphasizing the risks and technical-organizational problems which may arise because of such a step. Where the consumer takes the critical decision to enter the market, the energy sales company should be suggested as its agent for entering the New Wholesale Electricity and Capacity Market, and for the execution and conclusion of the necessary contracts, and for the ensuring all energy purchase protocols on behalf of the consumer;
- to reduce the Company's losses from non-payments for electricity supplied, mainly by means of activating claim administration procedures, right up to the initialization of bankruptcy proceedings for consumers-debtors, debt restructuring, and also cutting off persistent non-payers;
- to improve the Company management system in order to ensure timely responsiveness to changes in the wholesale and retail electricity markets;
- to maintain and increase human resources.

12.2. Enhancing corporate management

Being cognizant of the fact that the activities of OJSC Samaraenergo carry a high level of responsibility to shareholders and investors, consumers and employees, the Company observes the existing legislative regulations and claims, and also aims to follow the principles and recommendations of the Corporate Code of Conduct approved by Russian Federation Government on 28November 2001.

To increase the level of corporate governance in 2010 the Company plans to solve the following problems:

1) to increase information and financial transparency;
2) to provide an effective system of internal control and audit;
3) to develop a business procedures system, and the normalization and optimization of procedural documents;
4) to increase the quality of its observance of the existing principles of corporate governance.

12.3. The Company's business reputation and PR support of principal lines of business.

The strengthening of competition between energy supplying companies, energy market deregulation, the increased social tendencies of energy sales business and the client-oriented policy of the Company all heighten the importance of OJSC Samaraenergo's business reputation and the need for it to be supported by a PR-campaign in line with the general strategy of the organization's development.

In 2010 the Company will maintain an active position in the Samara region media space, advocating the interests of company's shareholders and clients via the mass media, its web-site, and the OJSC Samaraenergo corporate newspaper, as well as by holding PR-events and participating in different activities, such as business meetings, conferences and seminars, etc.

For the purpose of the preservation and extension of the OJSC Samaraenergo subscriber base, the reduction of the activity of consumers, who try to enter New Wholesale Electricity and Capacity Market, and the strengthening of attitudes towards external risks, the Company plans to continue to inform the public about its competitive advantages and new services.

Taking into account the importance of cooperation with the regional authorities on tariff-decision formation, and with the aim of making an effective impact on tariff-making processes and creating a positive public and state image, in 2010 the Company plans to activate its work on explaining its attitude towards tariff-contract relations on the energy retail market.

In accomplishing the goal of reducing the Company's losses from non-payments for electricity supplied, special attention will be paid to informing the public about the positive practice of judicial decision-making in disputes with consumers and contractors, and about the restriction of energy-supply in case of non-payments.

In realizing the program on introducing an automated consumer energy accounting system in the urban district in Zhigulevsk, and on the sale and installation of multi-tariff energy meters, the company will be continue to popularize energy supply via the mass media and with the help of information distribution via OJSC Samaraenergo branches.

In order to reinforce its image as a socially oriented company, the Company plans in 2010 to continue its charitable activities which are aimed at helping strengthen the regional economy, providing social support to citizens, and maintaining a positive social and psychological attitude amongst the population with regard to the activities in the region.

The OJSC Samaraenergo information policy will continue to be based on principles of efficiency, openness and reliability.

Section 13. Reference Information for Shareholders.

Addresses, phone numbers, contacts, bank data, Company's web-site, brief information about auditor, registry holder of the Company..

Location of the power and electrification Public joint-stock company Samaraenergo: Samara, Leningradskaya str., 27. telephone in reception: (846) 340-39-74; fax : (846) 340-39-02. Corporate sector telephone: (846) 340-37-40.

Bank data:	TIN 6315222985, KPP 997450001, operating account 40702810600020000314 in CJSC joint-stock bank Gazbank Samara, BIC 043601863, correspondent account 30101810400000000863

Company's web-site: – www.samaraenergo.ru

Auditor - Closed joint-stock company Gazaudit

Location: Russian Federation, 443020, Samara, Leningradskaya str., 27

Tel: (846) 310-84-80, Fax: (846) 333-28-55

E-mail: gazaudit@samaramail.ru

Auditor licence data: licence № E001288, issued on 24 July 2002 by Ministry of Finance of the Russian Federation, period of validity until 24 July 2012.

Registry holder: "Central Moscow Depository" Public equity capital company

Location: 105082, Moscow, Bolshaya Pochtovaya str., 34, b.8

Postal address: 105082, Moscow, Bolshaya Pochtovaya str., 34, b.8

Tel: (495) 221-13–34, Fax: (495) 221-13-83

E-mail: dre@mcd.ru

Registry holder license data: Federal Commission on the Securities Market license on operation of register maintenance № 10-000-1-00255 from the 13th of September 2002, without limitation of the period of validity.

2009 ГОДОВОЙ ОТЧЕТ

САМАРАЭНЕРГО

ГОДОВОЙ ОТЧЕТ 2009

Завершающий этап реформы российской электроэнергетики оказался сложным. Становление оптового рынка электрической энергии и мощности, либерализация цен на электроэнергию, докризисный рост и резкий спад энергопотребления в период финансового кризиса, жесткая конкуренция в сбытовом секторе, реализация социально-значимых инвестиционных проектов, новые методы работы с потребителями… Докризисный 2008 год и кризисный 2009 год для ОАО «Самараэнерго» были насыщены событиями. Многие из них войдут в историю российской электроэнергетики и навсегда останутся

в архивах самарских газет.

MINUTES №2010-1g of OJSC Samaraenergo Annual General Shareholders' Meeting

Full corporate name and location of the company:	Open Joint Stock Company of Power and Electrification Samaraenergo (27, Leningradskaya St., Samara, Russia.)
Type of the General meeting:	Annual
Form of conduction of the meeting:	Meeting
Date of the meeting:	June 11, 2010
Venue:	Azimut Hotel, Assembly Conference Hall, 91, Frunze St., Samara.
Registration of the meeting authorized participants begins at:	10:00
Registration of the meeting authorized participants ends at:	11:45
Meeting opening time:	11:00
Meeting closing time:	12:10
Start time for counting of votes:	11:50
Postal address to which completed voting ballots on meeting agenda items were sent:	443099, Samara, Leningradskaya St., 27; 105082, Moscow, Bolshaya Pochtovaya St., 34, building 8; 443080, Samara, 4th driveway, building57, Lit. B, B1, office 508

Chairman of the meeting – Deputy Chairman of the Board of Directors of OJSC Samaraenergo **Alexander Shoilovich Rozentzveig**

Secretary of the meeting – Head of Corporate Sector of OJSC Samaraenergo **Olga Alexandrovna Spitsyna**

In accordance with Article 56 of the Federal Law "On Joint-Stock Companies", the functions of ballot committee of the meeting shall be performed by the Company Registrar OJSC Central Moscow Depositary (105082, Moscow, Bolshaya Pochtovaya St., 34, build. 8), the authorized representative of which is **Marina Alexandrovna Asmolova**.

Presidium of the meeting:
Grigory Vladislavovich Zhirnov – Member of the Board of Directors of OJSC Samaraenergo;
Alexei Veniaminovich Kozlov – Member of the Board of Directors of OJSC Samaraenergo;
Sergei Anatolievich Shashkov – Member of the Board of Directors of OJSC Samaraenergo;
Maxim Victorovich Soyfer – CEO of OJSC Samaraenergo.

Meeting Agenda:

1) Confirmation of annual report, annual financial statements, including the Company's profit and loss statement, as well as the Company's distribution of profit (including payment of dividends) and losses of based on the results of the 2009 accounting year.
2) Election of members of the Board of Directors of the Company.
3) Election of members of the Internal Audit Commission of the Company.
4) Approval of the Company's auditor.
5) Amendments and addenda to the Company's Charter.

The floor was given to Chair of the ballot committee **Marina Alexandrovna Asmolova** to report the results of registration. Ms. Asmolova announced the presence of a quorum for the meeting to be conducted, after which Chair of the meeting declared the meeting open and informed meeting participants of the main rules of procedure for the conduct of the General shareholders' meeting.

The Chair of the ballot committee **Marina Alexandrovna Asmolova** explained the procedure for voting and for the calculation of votes. The Chair of the ballot committee clarified the procedure of cumulative voting with regard to the election of members to the Board of Directors.

<u>Agenda item 1:</u> **Confirmation of annual report, annual financial statements, including the Company's profit and loss statement, as well as the Company's distribution of profit (including payment of dividends) and losses of based on the results of the 2009 accounting year.**

The floor was given to CEO of OJSC Samaraenergo **Maxim Victorovich Soyfer** concerning first agenda item.

The report summarizes the results of OJSC Samaraenergo activity in 2009. It was noted that 2009 was one of the most difficult years over the last ten years both for the Company and for the country as a whole. In the first instance the global financial and economic crisis had a negative impact upon Company operations, which led to a reduction in the production of large industrial enterprises, followed by a curtailment of demand for energy. As a result the productive supply of electrical energy to traditional consumers has decreased. In 2009 it was 15,334 million kWh, which is less than the actual supply for 2008 by 14.44% or by 2,587 million kWh.

It was noted that in 2009, with emergence of new competing power supply companies, the share of OJSC Samaraenergo in the regional market of electric power has decreased, amounting to 87.2% as against 89.9% in 2008. Sales revenues for OJSC Samaraenergo in the accounting year were 27,846 million roubles, which is 3.6 % less than planned revenues.

The report notes that throughout the year as a whole the Company took measures to optimize its own expenditures, as a result of which outgoings on product sales came to 27,451 million roubles. Thus, according to the results of 2009, the Company received an operating profit of 395.5 million roubles.

It was noted that the value of shares on the books of OJSC Samaraenergo has decreased by 1,158 million roubles, as a result of which there was a book loss of 1,069,078 thousand roubles based on the results of 2009.

The report analyzed the fulfillment of the annual key performance indicator of efficiency which is set by the Company's Board of Directors.

The results of OJSC Samaraenergo investment operations in the accounting year were noted: these were the implementation of the pilot project "Computer-assisted System for Revenue Metering of Energy Consumption by Residential Consumers" in Zhigulevsk, and the foundation of 12 additional offices for providing services to OJSC Samaraenergo subscribers.

The report also considered the operations of the Board of Directors of the Company in the accounting year, as well as prospects and plans for future OJSC Samaraenergo operations, which include the maintenance and development of the existing subscriber base, implementation of a flexible policy with wholesale resellers of electric power in order to access their customers in cases where such companies are "disaggregated", a decrease of losses to the Company brought about by non-payments for electrical energy supplied, and an improvement in the Company management system in order to ensure rapid response to changes in the wholesale and retail electrical energy markets.

The floor was given to OJSC Samaraenergo Chief Accountant **Lyudmila Vyacheslavovna Esina.**

The accompanying report analyzed the main indicators of the annual accounting balance sheet and presented the auditor's conclusion. It was noted that as of 31 December 2009, the Company balance-sheet total was 5,097,032 thousand roubles. In comparison with that indicator for 2008 this is an increase of 455,616 thousand roubles.

Particular attention was given to the amount of revenue from electrical energy and power sales, which came to 27,846,551 thousand roubles, as well as to the cost amount of energy and power as well as commercial expenses, which came to 27,456,043 thousand roubles. According to the 2009 results, and taking into account other revenues and expenses, the Company received a loss in the amount of 1,069,078 thousand roubles.

The recommendations of the Board of Directors concerning the distribution of profit (losses) and payment of dividends based on the results of 2009 were noted.

Vote by poll N 1

Number of votes re: this agenda item held by persons included in the list of persons with the right to take part in the General meeting	*3,538,928,532*
Number of votes re: this agenda item held by persons taking part in the General meeting	*2,426,049,493*
Quorum re: this agenda item	*68.5532%*

Results of votes:	*Number of votes*	*% of persons that took part in voting*
«FOR»	*2,425,227,645*	*99.9661*
«AGAINST»	*734,901*	*0.0303*
«ABSTAINING»	*86,632*	*0.0036*
«Did not vote»	*105*	*0.0000*

Number of rejected votes in ballots	*210*

THE GENERAL MEETING RESOLVED:

1. To confirm the Company's annual report, the Company's annual financial statements, including Company profit and loss statement, based on the results of 2009 accounting year.

2. To approve the following distribution of Company profit (losses) based on the results of 2009 accounting year:

	(thousand roubles)
Undistributed profit (loss) in the accounting period:	**(1,069,078)**
To distribute among: Reserve Fund	-
Dividends	-
Accumulation fund	-
Consumption fund	-

Losses received following the results of 2009 in the amount of 1,069,078,450.37 roubles (One billion sixty nine million seventy eight thousand four hundred and fifty roubles 37 kopecks) shall be covered using the balance of undistributed profit from past years in the amount of 1,620,028,000 (One billion six hundred twenty million twenty eight thousand) roubles.

3. On the basis of the results of 2009 not to pay out Company preferred dividends.

4. On the basis of the results of 2009 not to pay out Company ordinary dividends.

Agenda item 2: **On election of members of the Company Board of Directors.**

The floor was given to Head of Corporate Sector of OJSC Samaraenergo **Olga Alexandrovna Spitsyna** with regard to the second item on the agenda.

The report presented 10 nominees to members of the Company Board of Directors as specified by the shareholder who nominated these candidates in accordance with legally established procedure. It was noted that that, in accordance with the Company Charter, the 10 persons who received the greatest number of votes following the results of the cumulative vote shall be elected as members of the Board of Directors.

Vote by poll N 2.

	Number of votes after cumulative voting
Number of votes for cumulative voting held by persons included in the list of persons with the right to take part in the General meeting	*35,389,285,320*
Number of votes for cumulative voting held by persons taking part in the General meeting	*24,260,494,930*
Quorum re: this item of the agenda	*68.5532%*

Distribution of votes:

№	FULL NAME OF CANDIDATE	Number of votes for cumulative voting	% of persons taking part in voting
1	**Vladimir Evgenievich Avetisyan**	**2,426,218,961**	**10.0007**
2	**Alexander Shoilovich Rozentzveig**	**2,425,349,559**	**9.9971**
3	**Yury Alexandrovich Kirillov**	**2,425,344,529**	**9.9971**
4	**Sergei Anatolievich Shashkov**	**2,425,092,819**	**9.9961**
5	**Vasily Vladislavovich Nikonov**	**2,425,069,024**	**9.9960**
6	**Mikhail Vladimirovich Rudnev**	**2,425,029,719**	**9.9958**
7	**Pavel Andreevich Brosailo**	**2,424,799,619**	**9.9948**
8	**Vyacheslav Petrovich Liburkin**	**2,424,757,209**	**9.9947**
9	**Alexei Veniaminovich Kozlov**	**2,424,728,739**	**9.9946**
10	**Gennady Vladimirovich Myatishkin**	**2,424,728,089**	**9.9946**
AGAINST all candidates		0	0.0000
ABSTAINING with regard to all candidates		2,095,650	0.0086
Did not vote with regard to all candidates		198,463	0.0008

Number of rejected votes in ballots	*7 082 550*

THE MEETING RESOLVED:

To elect the following members of the Board of Directors: Vladimir Evgenievich Avetisyan, Pavel Andreevich Brosailo, Yury Alexandrovich Kirillov, Alexei Veniaminovich Kozlov, Vyacheslav Petrovich Liburkin, Gennady Vladimirovich Myatishkin, Vasily Vladislavovich Nikonov, Alexander Shoilovich Rozentzveig, Mikhail Vladimirovich Rudnev, Sergei Anatolievich Shashkov.

Agenda item 3: **Election of members of the Internal Audit Commission of the Company.**

The floor was given to Chief Accountant of OJSC Samaraenergo **Lyudmila Vyacheslavovna Esina** with regard to this agenda item.

The report presented 5 nominees for members of the Internal Audit Commission of the Company as specified by the shareholder who nominated these candidates in accordance with legally established procedure. It was noted that, in accordance with the Charter of OJSC Samaraenergo, the Internal Audit Commission consisting of 5 persons shall be elected to monitor the financial and economic operations of the Company.

Vote by poll N 3.

Number of votes re: this agenda item held by persons included in the list of persons with the right to take part in the General meeting	*3,538,905,222*
Number of votes re: this agenda item held by persons taking part in the General meeting	*2,426,049,493*
Quorum re: this agenda item	*68.5537%*

Distribution of votes:

№	FULL NAME OF THE CANDICATE	FOR		AGAINST	AB-STAIN-ING	Void	Did not vote
		votes	%	votes	votes	votes	
1	Sergei Albertovich Sidorov	2,425,490,151	99.9769	0	208,977	350,260	105
2	Grigory Vladislavovich Zhirnov	2,425,490,067	99.9769	3,913	205,148	350,260	105
3	Tamara Romanovna Suprun	2,425,489,487	99.9769	0	216,921	342,980	105
4	Igor Alexandrovich Vladimirov	2,425,449,663	99.9753	44,604	205,064	350,057	105
5	Artem Pavlovich Starkov	2,425,449,320	99.9753	44,604	205,064	350,400	105

THE MEETING RESOLVED:
To elect the following members of the Internal Audit Commission: Igor Alexandrovich Vladimirov, Grigory Vladislavovich Zhirnov, Sergei Albertovich Sidorov, Artem Pavlovich Starkov, Tamara Romanovna Suprun.

Agenda item 4: **Approval of the Company's auditor.**

The floor was given to Chief Accountant of OJSC Samaraenergo **Lyudmila Vyacheslavovna Esina** concerning this agenda item.

The Closed Joint-Stock Company Gazaudit was presented as choice of auditor, proposed by the Company Board of Directors of the Company in accordance with established procedure. This company's professional activities were covered in the report, and it was noted that the company has a license to conduct audit operations.

Vote by poll №1.

Number of votes re: this agenda item held by persons included in the list of persons with the right to take part in the General meeting	*3,538,928,532*
Number of votes re: this agenda item held by persons taking part in the General meeting	*2,426,049,493*
Quorum re: this agenda item	*68.5532%*

Voting results:	*Number of votes*	*% of persons taking part in voting*
«FOR»	*2,425,845,115*	*99.9916*
«AGAINST»	*0*	*0.0000*
«ABSTAINING»	*204,238*	*0.0084*
«Did not vote»	*105*	*0.0000*

Number of rejected votes in ballots	*35*

THE MEETING RESOLVED:
To approve CJSC Gazaudit as auditor of the Company.

Agenda item 5: **Amendments and addenda to the Company's Charter.**

The floor was given to Head of Corporate Sector of OJSC Samaraenergo **Olga Alexandrovna Spitsyna** concerning this agenda item.

It was noted in the report that draft amendments and addenda to the Charter of the Company were presented for approval by the General shareholders' meeting in accordance with a resolution by the Board of Directors of 23 April 2010 (Minutes №5/251). Amendments and addenda to the Charter are introduced in connection with a change in the physical location of the Company at its new address: Samara, Georgy Mitirev Street, Building 9.

In accordance with Article 11 of the Federal Law "On Joint-Stock Companies" the Charter shall contain information about the company's location.

Vote by poll №1.

Number of votes re: this agenda item held by persons included in the list of persons with the right to take part in the General meeting	*3,538,928,532*
Number of votes re: this agenda item held by persons taking part in the General meeting	*2,426,049,493*
Quorum re: this agenda item	*68.5532%*

Voting results:	*Number of votes*	*% of persons taking part in voting*
«FOR»	*2,425,803,941*	*99.9899*
«AGAINST»	*25,480*	*0.0011*
«ABSTAINING»	*204,105*	*0.0084*
«Did not vote»	*105*	*0.0000*

Number of rejected votes in ballots	*15,862*

THE MEETING RESOLVED:

To make the following amendments and addenda to the Charter of the Company:

Clauses 1.5. and 1.6. of Article 1 of the Charter shall be amended as follows:

«1.5. Location of the Company: Building 9, Georgy Mitirev st., Samara, Russian Federation.

1.6. Postal address of the Company: 443079, Russian Federation, Samara, Georgy Mitirev st., Building 9».

After discussion of all agenda items for the annual General shareholder's meeting of OJSC Samaraenergo based on the results of 2009, the Chair of the meeting declared the registration of meeting participants to be completed. The floor was given to the Chair of the ballot committee to declare the final results of the registration, and time was given to complete the voting procedure with regard to all agenda items discussed.

Upon the expiration of the time for votes to be calculated the ballot committee declared the voting results and the Chair declared the meeting closed.

Appendix:

1. Annual report of OJSC Samaraenergo for 2009.

Chair of the meeting **A.Sh. Rozentzveig**

Secretary of the meeting **O.A. Spitsyna**

Minutes prepared on 17.06.2010

Прошито, пронумеровано
6 (шесть) листов
ОАО "Самараэнерго"
секретарь годового общего собрания акционеров
О.А. Синцема

Открытое акционерное общество энергетики и электрификации "Самараэнерго" *

САМАРАЭНЕРГО



СОБЫТИЯ ПОСЛЕДНИХ ЛЕТ. ЗАВЕРШАЮЩИЙ ЭТАП РЕФОРМЫ ЭЛЕКТРОЭНЕРГЕТИКИ

РЕФОРМА С МЕСТНОЙ ПРОПИСКОЙ

«В 2006 году в рамках реформирования энергосистемы Самарской области ОАО «Самараэнерго» стало заниматься сбытом электроэнергии...
В соответствии с протоколом Совета директоров ОАО РАО "ЕЭС России" от 08.12.2006 о выходе ОАО РАО "ЕЭС России" из энергосбытового бизнеса ОАО «Самараэнерго» было куплено на открытом аукционе 28 апреля 2008 года ЗАО «Финансовый брокер «Тройка Диалог» за 2 035 000 тыс. рублей...»

Журнал
«Самара»
август 2008 г.

1

АВТОНОМНОЕ ПЛАВАНИЕ

«...С начала сентября Средневолжская межрегиональная управляющая энергетическая компания прекратила управление ОАО «Самараэнерго», ОАО «Ульяновскэнерго» и ОАО «Саратовэнерго». В ближайшее время начнется процедура ликвидации СМУЭК. Завершен очередной этап реформирования российской энергетики...»

Газета
«Волжская коммуна»
10 сентября 2008 г.

Максим Сойфер стал гендиректором «Самараэнерго»

«...Совет директоров ОАО «Самараэнерго» избрал генеральным директором ОАО «Самараэнерго» Максима Сойфера. К работе в новой должности он приступил с 1 сентября 2008 года. Ранее Максим Сойфер занимал должность управляющего ОАО «Самараэнерго» в ОАО «Средневолжская межрегиональная управляющая энергетическая компания» (ОАО «СМУЭК»). Основной целью управляющей компании было повышение экономической эффективности производственно-хозяйственной и финансовой деятельности АО-энерго и подготовка их к работе в рыночных условиях...»

Газета
«Самарские известия»
6 сентября 2008 г.

ОТ «ЕЭС РОССИИ» К «КЭС - ХОЛДИНГУ»

«С первого июля прекратило свое существование РАО "ЕЭС России". Вместе с перераспределением собственности монополиста выявились и крупнейшие компании, осваивающие энергорынок... В ходе реформы РАО "ЕЭС России" была создана совершенно новая структура отрасли. Произошло разделе-ние на конкурентные и монопольные виды деятельности. Перемены произошли и в "Самараэнерго». Основной деятельностью ОАО "Самараэнерго" стала покупка электрической энергии на оптовом рынке и ее поставка на розничный рынок Самарской области...»

Газета
«Репортер»
4 июля 2008 г.

ОБРАЩЕНИЕ К АКЦИОНЕРАМ ПРЕДСЕДАТЕЛЯ СОВЕТА ДИРЕКТОРОВ И ГЕНЕРАЛЬНОГО ДИРЕКТОРА ОБЩЕСТВА



Председатель Совета директоров ОАО «Самараэнерго»
В.Е. Аветисян



Генеральный директор ОАО «Самараэнерго»

М.В. Сойфер

2009 год был непростым для ОАО «Самараэнерго» и всей страны в целом. Мировой финансовый кризис и, как следствия его, снижение объемов производства и ухудшение экономических показателей деятельности многих промышленных предприятий Самарской области привели к падению объемов потребления электроэнергии. Этот фактор повлиял на снижение объема полезного отпуска ОАО «Самараэнерго». По сравнению с прошлым годом потребление электроэнергии конечными потребителями ОАО «Самараэнерго» снизилось на 14,44%. Снижение связано, в том числе, и с выходом на НОРЭМ ООО «Тольяттиэнергосбыт» (3%).

Снижение объемов полезного отпуска, а также увеличение доли либерализации рынка электроэнергии обострили конкурентную борьбу на розничном рынке. Если на стадии роста рынка ОАО «Самараэнерго» ощущало острую конкуренцию со сбытовыми организациями, что обусловлено объективным стремлением к концентрации производства и соответствующим ростом эффективности производства, то падение рынка вызвало обострение конкуренции и между технологически смежными организациями, особенно с сетевыми организациями, за обладание финансовыми потоками.

Однако, несмотря на возникшие финансово-экономические трудности, Общество в отчетном году добилось высоких производственных результатов, подтвердив свое право называться крупнейшей, стабильной и успешной энергосбытовой компанией в России, надежным гарантирующим поставщиком электроэнергии на территории Самарской области, ориентируемым на высокое качество обслуживания потребителей электроэнергии.

Для максимизации доходов компании и получения конкурентного преимущества на розничном и оптовом рынках электроэнергии ОАО «Самараэнерго» в отчетном периоде продолжило работу по повышению точности прогнозирования потребления электроэнергии и мощности, оптимизации структуры закупок электрической энергии на НОРЭМ. В 2009 году ОАО «Самараэнерго» стало участником торгов на бирже «Арена», благодаря чему удалось снизить стоимость покупки мощности.

С целью сохранения устойчивого финансового положения Общества в истекшем году была продолжена работа по повышению сбора денежных средств и улучшению платежной дисциплины потребителей. Следует отметить, что в 2009 году произошло увеличение клиентской базы ОАО «Самараэнерго» на 800 абонентов - юридических лиц. К концу 2009 года количество абонентов составило 12 689 юридических лиц и 484 377 физических лиц. Увеличение произошло за счет принятия на обслуживание новых потребителей.

Необходимо признать, что преодолеть влияние негативных факторов и добиться производственных успехов Обществу помогли высокий профессионализм коллектива и эффективная управленческая стратегия руководства компании.

Анализ результатов работы ОАО «Самараэнерго» за 2009 год показывает, что компанией решены следующие задачи:

- выполнен годовой ключевой показатель эффективности, установленный Советом директоров ОАО «Самараэнерго»;
- сохранено устойчивое финансовое положение;
- обеспечена стабильная работа энергокомпании на розничном рынке и эффективная работа на оптовом рынке электроэнергии;
- обеспечена надежность поставок электроэнергии на территории Самарской области.

Анализируя производственные показатели 2009 года, следует отметить следующие позиции:

- Отпуск в сеть составил 17032,9 млн. кВтч, что на 1,1% меньше плановой величины;
- Полезный отпуск составил 15334,2 млн. кВтч, что на 1,6% меньше плана;
- Получен бухгалтерский убыток в размере 1069078 тыс. рублей, что на 65485,1 тыс. рублей меньше запланированного.

Убыток сформировался вследствие удешевления стоимости акций энергокомпаний, принадлежащих Обществу, на фоне экономической нестабильности, вызванной негативным влиянием мирового финансового кризиса.

Подводя итоги деятельности компании в 2009 году, особо следует обратить внимание на успешное выполнение инвестиционной программы, направленной на повышение эффективности обслуживания потребителей электроэнергии

ОАО «Самараэнерго». Основой инвестиционной программы стала реализация комплекса социально-направленных проектов, таких как «Создание центров обслуживания клиентов в 12-ти населенных пунктах Самарской области» и «Создание АСКУЭ бытовых потребителей в г.о. Жигулевск».

Открытие Центров обслуживания клиентов (ЦОК) позволило:

- увеличить территориальную зону обслуживания потребителей ОАО «Самараэнерго»;
- расширить спектр предоставляемых ОАО «Самараэнерго» услуг потребителям;
- улучшить качество обслуживания потребителей ОАО «Самараэнерго»;
- повысить статус ОАО «Самараэнерго» в качестве гарантирующего поставщика на розничном рынке электроэнергии.

В годовой инвестпрограмме ОАО «Самараэнерго» на 2009 год объем инвестиций по данному титулу составил 49 993 тыс. руб.

Реализация пилотного проекта «АСКУЭ бытовых потребителей электроэнергии» в двух жилых домах г. Жигулевска позволила довести расчеты с бытовыми потребителями до ежемесячной автоматизированной выписки счетов за потребленную электроэнергию по двухтарифному плану (день/ночь), что сделало процедуру оплаты более простой и удобной для жителей, а также исключило случаи несанкционированного электропотребления. В годовой инвестпрограмме ОАО «Самараэнерго» на 2009 год объем инвестиций по данному титулу составил 2 701 тыс. руб. Всего в отчетном периоде на инвестиционную деятельность ОАО «Самараэнерго» было направлено 101 604 тыс. руб. Выполнение инвестиционной программы позволило расширить спектр услуг в сбытовом секторе, повысить эффективность и качество обслуживания потребителей электроэнергии.

Особое внимание в 2009 году было направлено на повышение эффективности системы корпоративного управления ОАО «Самараэнерго», в основу которой были положены принципы подотчетности, прозрачности и ответственности перед акционерами и инвесторами.

Весомый вклад в работу ОАО «Самараэнерго» внесла деятельность Совета директоров. В отчетном году Совет директоров провел 10 заседаний по всему спектру вопросов деятельности компании. Для повышения качества бизнес-планирования, обеспечения устойчивого финансово-экономического состояния Общества и снижения издержек Общества на осуществление текущей деятельности в 2009 году Советом директоров был утвержден новый Регламент бизнес-планирования и Регламент формирования бюджета движения денежных средств, бюджета доходов и расходов ОАО «Самараэнерго». Для реализации социальной политики Общества и регулирования социально-трудовых отношений Советом директоров был одобрен Коллективный договор на 2009-2010 годы.

По рекомендации Совета директоров годовым общим собранием акционеров 22.06.2009 года принято решение о выплате дивидендов по итогам 2008 года по привилегированным акциям. Размер денежных средств, направляемых на выплату дивидендов, составил 3 654 000 рублей.

Говоря о стратегии развития ОАО «Самараэнерго» на 2010 год, необходимо отметить, что в сложных условиях развития энергосбытового бизнеса в России и дальнейшей либерализации рынка электроэнергии основополагающими задачами компании будут являться повышение конкурентоспособности своей деятельности на региональном рынке электроэнергии при сохранении устойчивого финансового состояния.

Целями стратегического развития ОАО «Самараэнерго» на 2010 год являются:

• Максимизация прибыли (как цель любого коммерческого предприятия) при сохранении устойчивого финансового состояния и статуса ГП.

• Сохранение и расширение существующей абонентской базы за счет формирования более гибкой политики взаимоотношений с потребителями электроэнергии.

• Увеличение активов предприятия, направленных на повышение эффективности основной деятельности компании.

• Повышение производительности бизнес-процессов и эффективности системы управления компанией.

Для достижения поставленных выше целей необходимо продолжить работу по следующим направлениям:

• Оптимизация структуры основных статей затрат.

• Оптимизация алгоритмов управления финансовыми ресурсами компании.

• Диверсификация бизнеса за счёт разработки и предложения сопутствующих услуг.

Понимая всю важность стоящих перед Обществом задач, команда менеджеров ОАО «Самараэнерго» и в 2010 году будет прилагать максимальные усилия для реализации стратегии Общества. Мы уверены, что консолидация сил менеджмента компании и ее акционеров позволит Обществу в конкурентных рыночных условиях добиваться высоких производственных и финансовых результатов, уверенно идти по пути развития компании и ее успешному продвижению в конкурентной среде.

Председатель Совета директоров
ОАО «Самараэнерго»
В.Е. Аветисян

Генеральный директор
ОАО «Самараэнерго»
М.В. Сойфер

САМАРАЭНЕРГО

2

«...Я человек, который любит все передовое, - отметил в своем выступлении в рамках презентации системы АСКУЭ, мэр Жигулевска Александр Курылин. - Именно поэтому я с большим энтузиазмом отнесся к данному проекту ОАО «Самараэнерго»....

«САМАРАЭНЕРГО» – С ЗАБОТОЙ О ПОТРЕБИТЕЛЕ

Внедрение системы АСКУЭ позволяет не только оптимизировать расходы жильцов на электроэнергию, но рациональнее распределить уровень нагрузки на сети, следовательно, внедрение этой системы необходимо для более стабильной работы всей самарской, а в перспективнее, наверное, и всей российской энергетики».

Газета
«Самарские известия»
22 декабря 2009 г.

ЭЛЕКТРОЭНЕРГИИ - АВТОМАТИЗИРОВАННЫЙ УЧЕТ

«...400 абонентов ОАО «Самараэнерго» - жители Жигулевска смогут оценить удобство автоматизированных систем учета электроэнергии. Сегодня ОАО «Самараэнерго» начинает монтаж АСКУЭ бытовых потребителей электроэнергии в двух жилых домах города. Проект одобрен администрацией Самарской области и является социально значимым...»

Газета
«Земля и доля»
23 апреля 2009 г.



В ЖИГУЛЕВСКЕ ВНЕДРЕНА АВТОМАТИЗИРОВАННАЯ СИСТЕМА КОММЕРЧЕСКОГО УЧЕТА ЭЛЕКТРИЧЕСКОЙ ЭНЕРГИИ БЫТОВЫХ ПОТРЕБИТЕЛЕЙ

В ЖИГУЛЕВСКЕ БУДЕТ НОВАЯ СИСТЕМА УЧЕТА ЭЛЕКТРОЭНЕРГИИ

«...Скоро в Жигулевске ОАО «Самараэнерго» начнет внедрять новую систему коммерческого учета электроэнергии. В первую очередь, новинку установят в доме № 35 по улице Морквашинской и в доме № 13 по пр. Молодежному. Кстати, этот проект одобрило правительство нашего региона. Новая система позволит перейти на потребление электричества по двухтарифному плану день/ночь...»

Газета
«Комсомольская Правда»
16 апреля 2009 г.

СВЕТ СТАНОВИТСЯ ДЕШЕВЛЕ

«Инвестиционная программа, о которой идет речь, была задумана специалистами ОАО «Самараэнерго» в 2008 году, а стартовой площадкой для ее реализации стал Жигулевск...Автоматизированная информационно-измерительная система коммерческого учета электрической энергии представляет собой совокупность аппаратных и программных средств, которая обеспечивает дистанционный сбор, хранение и обработку данных об энергопотреблении. Кроме того, АИИС КУЭ позволяет перевести расчеты с потребителями на ежемесячные автоматизированные выписки счетов за потребленное электричество по двухтарифному плану, а также исключить случаи несанкционированного энергопотребления и сделать процедуру оплаты электрической энергии более простой и прозрачной...»

Газета
«Площадь Свободы»
19 декабря 2009 г.

ЭНЕРГО ВЕСТНИК

№3

САМАРАЭНЕРГО



Кошки
Похвистнево
Тольятти
Красный Яр
Отрадный
САМАРА
Кинель
Сызрань
Безенчук
Чапаевск
Нефтегорск
Хворостянка
Большая Глушица

Газета ОАО «Самараэнерго» Июнь 2010 года

www.samaraenergo.ru

ГОДОВОЙ ОТЧЕТ 2009 год



3000
2500
2000
1500
1000
500
0
Базовые потребители ВН
Базовые потребители СН-1
Базовые потребители СН
Базовые потребители НН
Прочие потребители ВН
Прочие потребители СН-1
Прочие потребители СН-2
Прочие потребители НН
Сельхозтоваропроизводители ВН
Сельхозтоваропроизводители СН-1
Сельхозтоваропроизводители СН-2
Сельхозтоваропроизводители НН
Бюджетные потребители ВН
Бюджетные потребители СН-1
Бюджетные потребители СН-2
Бюджетные потребители НН
Население городское
Население сельское
Средний тариф для потребителей ОАО "Самараэнерго"
2007
2008
2009

2009 ГОД: ЦИФРЫ

27 859 677 тыс. руб. - объем выручки от продажи продукции

16 932,2 млн. кВтч – объем электроэнергии, приобретенной на НОРЭМ

69 % - доля покупки электроэнергии по регулируемой цене

889 952 063, 80 руб. - уставный капитал

15 334 млн. кВтч - полезный отпуск электроэнергии

29 790 123 тыс. руб. – объем продаж электроэнергии

29 385 133 тыс. руб. – объем реализации электроэнергии

101 604 тыс. руб. - объем инвестиций в новые проекты

1028 чел. – численность работников

15 035 юр. лиц и 491 850 физ. лиц – количество потребителей

В НОМЕРЕ:

11 ИЮНЯ - ГОДОВОЕ ОБЩЕЕ СОБРАНИЕ АКЦИОНЕРОВ ОАО «САМАРАЭНЕРГО»

2009 год: факты

ЭНЕРГОСБЫТОВАЯ ДЕЯТЕЛЬНОСТЬ

Динамика товарного отпуска и реализации электроэнергии за последние 2 года.

Полезный отпуск электроэнергии традиционным потребителям в 2009 году составил 15 334 млн.кВт.ч., что ниже факта 2008 года на 2 587 млн.кВт.ч., или 17%, что обусловлено следующими причинами:

1. Снижение потребления электроэнергии рядом предприятий, вызванное финансово-экономическим кризисом - ОАО «Промышленная энергетика» (ОАО «АВТОВАЗ»), ЗАО «Алкоа СМЗ» (ОАО Самарский металлургический завод») и т.д.

2. Выход ООО «Тольятти-ЭнергоСбыт» на оптовый рынок.

Основными задачами энергосбытовой деятельности являлись:

1. Усиление позиции ОАО «Самараэнерго» как гарантирующего поставщика.

2. Сохранение лидерских позиций как заказчика услуг по передаче электрической энергии потребителям ОАО «Самараэнерго» на розничном рынке электрической энергии.



3. Расширение клиентской базы ОАО «Самараэнерго» за счёт отказа от статуса гарантирующего поставщика других энергоснабжающих организаций.

4. Приём потребителей электрической энергии от иных организаций, совмещающих основную производственную деятельность с деятельностью по передаче электрической энергии, на прямые расчёты.

5. Взыскание просроченной дебиторской задолженности с проблемных потребителей электроэнергии.

6. Взыскание дебиторской задолженности за электрическую энергию, приобретённую в целях компенсации потерь, через арбитражное производство.

7. Обеспечение потребителей ОАО «Самараэнерго» электроэнергией на максимально выгодных условиях.

Динамика изменения структуры реализации электроэнергии в 2008 - 2009 гг.

Объём продаж электроэнергии по традиционным потребителям в 2009 году составил 29 7 123 тыс руб (с НДС), что на 8 576 тыс руб больше, чем в 20 г. Объем реализации у величи с 28 411 278 тыс руб по итог 2008 года до 29 385 133 т руб. по итогам 2009 года.

Динамика объемов покупки энергии на НОРЭМ с учетом либерализации и разбивкой на регулируемые/ нерегулируемые объемы.

В отчетном 2009 году О «Самараэнерго» на НОР было приобретено 16 932 млн. кВтч электроэнергии, в т числе по регулируемой це 11628,3 млн. кВтч, и по нере лируемым ценам (на Рынке Сутки Вперед и на Балансиру щем Рынке) 5 264 млн. кВтч. целом за 2009 год доля покуп по регулируемой цене состав ла 0,69. Также в отчетном го покупка электроэнергии о ществлялась и на розничн рынке электроэнергии и мо ности у ООО «ТЭС» и ЗАО «СГЭ Объем покупки составил 116, млн. кВтч.

КАДРОВАЯ И СОЦИАЛЬНАЯ ПОЛИТИКА

Численность работников ОАО «Самараэнерго» по состоянию на 31 декабря 2009 года составляет 1028 человек, из них: руководителей всех категорий 135 чел., специалистов 436 чел., служащих 30 чел., работающих 427 чел.

Анализ кадров за 2009 год в сравнении с 2008 годом показывает, что численный состав кадров не значительно увеличился (на 31 человека) по причине образования 12 Центров обслуживания клиентов.

В соответствии с Правилами организации работы с персоналом в ОАО «Самараэнерго» проводится работа по непрерывному обучению персонала. С этой целью ежегодно на основании заявок заключаются договоры на обучение с отрывом от производства руководителей и специалистов энергосистемы с институтами повышения квалификации (Российский фонд образовательных программ, ЗАО «Энергосервис – Обучение», ООО «Фонд энергетического развития», Корпоративный энергетический университет). В 2009 году переподготовку прошли 40 сотрудников ОАО «Самараэнерго».

За прошедший год проведены мероприятия по оздоровлению работников Общества и членов их семей, так: в санаториях - 38 человек; в санаториях-профилакториях прошли лечение - 1 человек; в детских оздоровительных лагерях – 22 человек.

Финансовые затраты на оздоровительные мероприятия составили: из прибыли общества – 847,8 тыс. руб.; из фонда социального страхования – 661 тыс. руб.; из средств профкома - 271,2 тыс. руб. Кроме того, за счет частичного финансирования предупредительных мер по сокращению производственного травматизма в 2009 году в ОАО «Самараэнерго» прошли оздоровление 5 сотрудников ОАО «Самараэнерго» в санаториях на общую сумму 112,7 тыс. руб.

В течение 2009 года в ОАО «Самараэнерго» пострадавших от несчастного случая и профзаболеваний не было.

ИНВЕСТИЦИОННАЯ ДЕЯТЕЛЬНОСТЬ

Объем инвестиций составляет по годам:

2007 год – 23 936 тыс. руб. (в т.ч. на реконструкцию и техническое перевооружение – 20 090 тыс. руб.);

2008 год – 31 001 тыс. руб. (в т.ч. на реконструкцию и техническое перевооружение – 16 552 тыс.руб.);

2009 год – 101 604 тыс. руб. (в т.ч. на реконструкцию и техническое перевооружение – 65 401 тыс.руб.).

С целью повышения эффективности обслуживания потребителей электроэнергии ОАО «Самараэнерго» разработало и в 2009 году реализовало комплекс социально-направленных проектов, таких как «Создание центров обслуживания клиентов в 12-ти населенных пунктах Самарской области» и «Создание АСКУЭ бытовых потребителей в г. Жигулевск».

Наиболее значительные мероприятия в 2009 году капитальным вложениям:

- приобретение оборудов ния, не требующего монт жа (замена вычислительн техники, средств связи и а тотранспортного парка, в работавшего свой ресурс);
- модернизация ЛВС в Толья тинском отделении;
- прокладка оптических лин связи;
- создание АСКУЭ бытов потребителей в г. Жигулёвс
- создание АСКУЭ промы ленных потребителей;
- монтаж и пуско-наладка об рудования VPN, ЛКС в Цен рах обслуживания клиент (ЦОК);
- монтаж охранно-пожарн сигнализаций в здания ЦОК;
- приобретение ОФ (здани для организации центров о служивания клиентов;
- реконструкция зданий ЦОК.

2009 год: люди

В ОАО «Самараэнерго» работает свыше 1000 специалистов разных профессий: экономисты, юристы, инженеры, программисты, инспекторы, контролеры, электромонтеры... Отмечая большой личный вклад в развитие энергетики Самарской области и многолетний добросовестный труд Почетный грамотой Самараэнерго в 2009 году были награждены 30 человек, 25 работников занесены на Доску Почета и двое отмечены Почетной грамотой и Благодарностью Министерства энергетики РФ.






ВРУ-2

















ЭНЕРГО ВЕСТНИК
№3, Июнь 2010 года
САМАРАЭНЕРГО

2010 год: события

ПОЛЕЗНЫЙ ОТПУСК ЭЛЕКТРОЭНЕРГИИ ОАО «САМАРАЭНЕРГО» ПОТРЕБИТЕЛЯМ САМАРСКОЙ ОБЛАСТИ ЗА I КВАРТАЛ 2010 ГОДА СОСТАВИЛ 3 703 556 592 КВТ.Ч.

По сравнению с аналогичным периодом прошлого года потребление электроэнергии клиентами ОАО «Самараэнерго» снизилось на 5,42% или 212,15 млн. кВт.ч.

Снижение объема полезного отпуска ОАО «Самараэнерго» произошло за счет падения объёмов производства промышленных предприятий и уходом ОАО «Тольяттинская энергосбытовая компания» и ОАО «Сибурэнерго-менеджмент» на НОРЭМ. В то же время увеличился полезный отпуск предприятиям и организациям, финансируемым из бюджетов всех уровней на 12,52% и населению на 42,59% в связи с прекращением своей деятельности МУП «Производственное объединение коммунального хозяйства» г. Тольятти как гарантирующего поставщика и принятием его контрагентов на прямые договора с ОАО «Самараэнерго».

Уровень реализации электроэнергии за I квартал 2010 года составил 93,1%, в результате чего произошло увеличение дебиторской задолженности. Если на 01.01.2010г. задолженность потребителей ОАО «Самараэнерго» составляла 1 386,8 млн. рублей, то на 01.04.2010г. дебиторская задолженность составила 2 009,1 млн. рублей. Среди основных должников такие предприятия как: МУП «ПО КХ г.Тольятти» (141,7 млн. руб.), ОАО «Тольяттинская энергосбытовая компания» (задолженность за 2009г. – 106,6 млн. руб.), ОАО «СНТК им. Н. Д. Кузнецова» (10,7 млн. руб.), ОАО «Волгоцеммаш» (19,0 млн. руб.), ОАО «СВ-Поволжское» (22,1 млн. руб.), МУП «Нефтегорскжилсервис» (10,3 млн. руб.), ОАО «Авиакор - Авиационный завод» (8,3 млн. руб.), ОАО «Международный аэропорт «Курумоч» (11,9 млн. руб.), МУП г.о. Октябрьск «Жилищное управление» (18,4 млн. руб.), ОАО «Птицефабрика Безенчукская» (8,6 млн. руб.), ОАО «Салют» (11,6 млн. руб.), ООО «Самарский сталелитейный завод» (8,1 млн. руб.), ООО «Сызраньводоканал» (16,2 млн. руб.), ЗАО «Кинельэнерго» (22,0 млн. руб.).

СОТРУДНИКИ ОАО «САМАРАЭНЕРГО» ПОКАЗАЛИ ВЫСОКИЕ РЕЗУЛЬТАТЫ В СПОРТЕ

22 марта 2010 года прошли районные соревнования по настольному теннису среди предприятий, организаций и жителей Самарского района. В соревнованиях ОАО «Самараэнерго» заняло второе место. Победу нашей компании принесли начальник Новокуйбышевского отделения Путилин И.В., ведущий специалист отдела кадров Шепелев В.В. и секретарь Безенчукского отделения Кондратович Л.Б. (на фото)

Высоких наград удостоилась команда ОАО «Самараэнерго» и во втором этапе отраслевой спартакиады областного комитета «Электропрофсоюз», заняв третье место в общекомандном зачете по гиревому спорту. Энергосбытовую компани[ю] представляли заместитель эконо[]мического управления, начальни[к] отдела балансов и тарифов Сергее[в] А.В., ведущий инженер связи Быко[в] А.А. и контролер Клявлинского отде[]ления Русинов А.А. Первого места [в] личном первенстве удостоился веду[]щий инженер связи Быков А.А.



В ЧЕСТЬ 65-ЛЕТИЯ ПОБЕДЫ ОАО «САМАРАЭНЕРГО» ОКАЗАЛО ВЕТЕРАНАМ ВЕЛИКОЙ ОТЕЧЕСТВЕННОЙ ВОЙНЫ ФИНАНСОВУЮ ПОДДЕРЖКУ

В ОАО «Самараэнерго» отметили 65-лет со дня Победы в Великой Отечественной войне. К юбилейной дате в ОАО «Самараэнерго» разработали целый комплекс мероприятий, посвященных памяти незабываемых военных событий и направленных на социальную поддержку участников Великой Отечественной войны и тружеников тыла. Это и благотворительная помощь общественным организациям ветеранов и адресная помощь пенсионерам предприятия, переживших Великую Отечественную войну.

В преддверии празднования 65-летия Победы в ОАО «Самараэнерго» с просьбой об оказании благотворительной помощи обратились такие организации как Самарская городская общественная организация «Бывшие малолетние узники фашистских концлагерей», Самарская городская общественная организация «Жители блокадного Ленинграда», администрация Самарского района г.о. Самара. ОАО «Самараэнерго» откликнулось на просьбы общественных организаций и в качестве благотворительной помощи выделило денежные средства на проведение праздничных встреч ветеранов.

Чествовали в ОАО «Самараэнерго» и ветеранов Великой Отечественной войны, ранее работавших в ОАО «Самараэнерго».



Житина М.И. - участник ВОВ

Каждый ветеран, а их в сбытовой компании 21 человек, получил от ОАО «Самараэнерго» подарки и денежные пособия: участники Великой Отечественной войны по 11 тысяч рублей, а труженики тыла по 9 тысяч рублей. Из них по 2 тысячи рублей выделил профком ОАО «Самараэнерго». Члены профкома в канун празднования Дня Победы посетили на дому каждого ветерана и от имени руководства компании, выразив благодарность за Победу, пожелали крепкого здоровья и благополучия.

«Подобным встречам ветераны рады и всегда с нетерпением ждут», - рассказывает участник Великой Отечественной войны Маргарита Ивановна Житина. Маргариту Ивановну забрали на фронт в первые дни войны прямо с рабочего места. Ей было чуть больше двадцати лет и она только начинала свою трудовую деятельность в Куйбышевском Энергокомбинате электромонтером по установке электросчетчиков. На фронт попала не сразу, вначале были курсы, где готовили для фронта телефонисток.

После нескольких месяцев обучения попала на Волховский фронт в 46-ой отдельный батальон связи второй ударной армии, в составе которой принимала участие [в] обороне Ленинграда.

«Нам, молодым девчонкам[,] было очень страшно, - вспоминае[т] Маргарита Ивановна, - все вокру[г] гремело, пули летали, приходилос[ь] от них укрываться за деревьями. Мы же базировались в лесах, [а] они под Ленинградом все болоти[с]тые. Три года в палатках на болот[ах] провели. Оттуда и информацию п[е]рации передавали, и там же спали[,] подстелив сосновые ветки».

После освобождения город[а] на Неве Маргарита Ивановна вое[]вала на подступах к Кенигсбергу [и] незадолго до Победы в звании еф[]рейтора вернулась в Куйбышев, н[а] родное предприятие Самараэнер[]го (Энергосбыт).

За самоотверженность и от[]вагу, проявленные на полях сра[]жениях, ефрейтор Житина была на[]граждена орденом Отечественно[й] войны второй степени, за участие [в] героической обороне Ленинграда [–] медалью «За оборону Ленинграда»[,] а также медалью «За Победу на[д] Германией в Великой Отечествен[]ной войне» и медалью «Маршал Со[]ветского союза Жуков».

ЭНЕРГО ВЕСТНИК
№3, Июнь 2010 года
САМАРАЭНЕРГО
Подготовлено отделом по связям с общественностью ОАО «Самараэнерго»
Печать: ООО "Медиа Мир". Тираж 500 экз. Распространяется бесплатно.

ОБЩИЕ СВЕДЕНИЯ, ПОЛОЖЕНИЕ ОБЩЕСТВА В ОТРАСЛИ

2.1. ГЕОГРАФИЧЕСКОЕ ПОЛОЖЕНИЕ.

Самарская область расположена на юго-востоке Восточно-Европейской (Русской) равнины в среднем течении крупнейшей в Европе реки Волги. Область занимает площадь 53,6 тыс.кв.км, или 0,31% территории России, входит в состав Приволжского федерального округа и расположена в его южной части.

Административно Самарская область состоит из 11 городов, в том числе 10 городов областного значения и 1 города районного подчинения, 22 поселков городского типа, 27 сельских районов, 324 сельских администраций, 1333 сельских населенных пунктов. Областной центр - г. Самара, в котором проживает 36% всего населения области. В Самарской области проживает 3171,5 тыс.человек постоянного населения. Более 67% населения области сосредоточено в четырех крупных городах области: Самаре, Тольятти, Сызрани и Новокуйбышевске, среди которых Самара имеет наибольшую численность населения (1135,5 тыс.человек).

Самарская область - одна из самых развитых в промышленном отношении административных единиц Поволжского экономического региона и России в целом. По абсолютному объему промышленной продукции область занимает 3-4 место среди субъектов Федерации. Её удельный вес в общем объеме производства промышленной продукции России в 1998 году составил около 3,5%.

Наибольшее развитие получили такие отрасли промышленности, как машиностроение и металлообработка, электроэнергетическая, химическая и нефтехимическая, топливная. Машиностроение представлено почти полным набором основных отраслей, среди которых ведущая роль принадлежит автомобильной промышленности. 80% российских автомобилей производится в Самарской области. Электроэнергетическая промышленность в общем объеме промышленного производства области занимает второе место. Большой удельный вес (9,2%) в производстве продукции области занимает химическая промышленность, представленная крупнейшими предприятиями по производству аммиака (26,4% от общего производства в России), минеральных удобрений (4,9%), средств защиты растений. Область является единственным в России производителем желтого фосфора. Предприятия нефтехимической промышленности являются крупными поставщиками синтетического каучука (14,5%) и изделий из пластмасс. Топливная промышленность в общем объеме производства промышленной продукции области занимает четвертое место. Она представлена нефтедобывающей и нефтеперерабатывающей отраслями. Предприятиями этих отраслей добывается 2,8% российской нефти, производится 12,3% бензина, 13,1% дизельного топлива, 12,1% топочного мазута.

Развитый промышленный комплекс Самарской области включает в себя около 400 крупных и средних предприятий (с численностью работающих более 390 тыс.человек) и более 4-х тысяч малых предприятий.

ОАО «Самараэнерго» - крупнейшая энергосбытовая компания Среднего Поволжья, которая обеспечивает энергоснабжение около 87,2% общего электропотребления региона.

Крупнейшие потребители ОАО «Самараэнерго» - это предприятия химической, нефтехимической, нефтеперерабатывающей, металлургической и машиностроительной промышленности, железнодорожного и трубопроводного транспорта, нефтедобычи и производства строительных материалов.

2.2. КРАТКАЯ ИСТОРИЯ ОБЩЕСТВА.

Открытое акционерное общество энергетики и электрификации «Самараэнерго» было создано в 1993 году в соответствии с планом приватизации ПОЭЭ «Самараэнерго» без ограничения срока деятельности, являясь правопреемником Производственного объединения энергетики и электрификации «Самараэнерго». Целью создания акционерного общества, как и других приватизированных предприятий, было повышение эффективности экономической системы государства и переход от плановой экономики к рыночным отношениям.

ОАО «Самараэнерго» осуществляло стабильное энергоснабжение 99% потребителей электроэнергии Самарской области и обеспечивало теплоснабжение и горячее водоснабжение промышленных и коммунальных предприятий в крупнейших городах Самарской области. В состав Общества входило 8 электростанций, 4 предприятия электрических сетей, 2 предприятия тепловых сетей.

На основании решения Совета директоров ОАО РАО «ЕЭС России» от 03.09.2004 года были осуществлены мероприятия по реформированию открытого акционерного общества энергетики и электрификации «Самараэнерго». В 2005 году ОАО «Самараэнерго» совместно с ОАО «Саратовэнерго» и ОАО «Ульяновскэнерго» выступило учредителем межрегиональных производственных компаний, а именно:

- Открытого акционерного общества «Волжская территориальная генерирующая компания» с внесением в уставный капитал электрогенерирующих и теплосетевых активов ОАО «Самараэнерго»;
- Открытого акционерного общества «Волжская межрегиональная распределительная компания» с внесением в уставный капитал электрораспределительных активов ОАО «Самараэнерго», не относящихся к Единой национальной (общероссийской) электрической сети (ЕНЭС).

30 сентября 2005 года было проведено внеочередное общее собрание акционеров ОАО «Самараэнерго», которое приняло решение о реорганизации Общества путем выделения:

- ОАО «Самарская Территориальная Генерирующая Компания» с передачей на его баланс акций ОАО «Волжская ТГК»;
- ОАО «Самарская Распределительная Компания» с передачей на его баланс акций ОАО «Волжская МРК»;
- ОАО «Самарская Магистральная Компания», с передачей на его баланс имущества магистральных сетей ОАО «Самараэнерго».

С 1 января 2006 года ОАО «Самараэнерго» прекратило деятельность по производству, передаче и распределению тепловой и электрической энергии, а 1 апреля 2006 года была осуществлена государственная регистрация выделенных компаний. После выделения на балансе ОАО «Самараэнерго» остались энергосбытовые активы и, начиная с 01.04.2006, основным видом деятельности Общества становится продажа электрической энергии потребителям на региональном розничном рынке электроэнергии.

В апреле 2008 года ОАО «Самараэнерго» перестало быть дочерним предприятием ОАО РАО «ЕЭС России», а с 1 июля 2008 года ОАО РАО «ЕЭС России», завершив корпоративные процедуры по реорганизации, прекратило свою деятельность в качестве юридического лица.

В настоящее время ОАО «Самараэнерго» - крупнейшая энергосбытовая компания в Самарской области, имеющая статус гарантирующего поставщика.

Миссия ОАО «Самараэнерго» заключается в обеспечении надежности поставок электроэнергии на территории Самарской области для социального и экономического развития региона.

2.3. ОРГАНИЗАЦИОННАЯ СТРУКТУРА ОБЩЕСТВА.

Руководство текущей деятельностью ОАО «Самараэнерго» осуществляется единоличным исполнительным органом – Генеральным директором. Генеральный директор Общества подотчетен Общему собранию акционеров и Совету директоров Общества. С 1 сентября 2008 года Генеральным директором компании является Сойфер Максим Викторович.


Общее собрание акционеров
Совет директоров

Организационная структура ОАО «Самараэнерго» представляет собой аппарат централизованного управления, состоящий из структурных подразделений, созданных в зависимости от функциональных задач.

В состав ОАО «Самараэнерго» входят 18 отделений, расположенных в разных городах и населенных пунктах Самарской области, не являющихся юридическими лицами и действующих на основании утвержденных Положений. Для улучшения условий обслуживания потребителей отдаленных районов в четырех отделениях организованы производственные участки, входящие в состав отделений: в Отрадненском - Сергиевский производственный участок, в Большеглушицком - Большечерниговский производственный участок, в Челно-Вершинском – Шенталинский производственный участок, в Красноярском – Кошкинский производственный участок.

В 2009 г. были созданы центры обслуживания клиентов в 12 населенных пунктах Самарской области: п.г.т Безенчук (Безенчукское отделение); с. Б.Черниговка (Большеглушицкое отделение); г. Кинель (Кинельское отделение); с. Кошки (Красноярское отделение); с. Красный Яр (Красноярское отделение); с. Богатое (Борское отделение); с. Хворостянка (Приволжское отделение); с. Кинель-Черкассы (Отрадненское отделение); г. Тольятти (Жигулевское отделение); с. Пестравка (Красноармейское отделение); с. Подбельск (Похвистневское отделение); с. Октябрьск (Сызранское отделение).

В зону действия ОАО «Самараэнерго» как гарантирующего поставщика входят все города и административные районы Самарской области.

С потребителями электрической энергии заключены договоры энергоснабжения, где определены основные права и обязанности сторон в соответствии с действующим законодательством в области электроэнергетики. Расчеты за потребленную электроэнергию и мощность с юридическими лицами производятся в сроки, определенные условиями договоров, путем выставления платежных документов в банки. Для удобства обслуживания потребителей-граждан организован прием платежей не только через отделения сбербанка, узлы связи, но и приходными кассами в отделениях ОАО «Самараэнерго».

2.4. КОНКУРЕНТНОЕ ОКРУЖЕНИЕ ОБЩЕСТВА И ФАКТОРЫ РИСКА, СВЯЗАННЫЕ С ДЕЯТЕЛЬНОСТЬЮ ОБЩЕСТВА.

ОАО «Самараэнерго» самая крупная энергосбытовая компания в Самарском регионе, имеющая статус гарантирующего поставщика, что положительно отражается на конкурентоспособности Общества. Однако, в связи с продолжающейся либерализацией рынка электроэнергии/мощности, ОАО «Самараэнерго» осуществляет свою деятельность в конкурентных условиях.

На территории Самарской области, где осуществляется деятельность ОАО «Самараэнерго», существуют два условных вида конкурентов:

1. Энергоснабжающие организации, такие как: МУП "Производственное объединение коммунального хозяйства" г. Тольятти, ОАО "Тольяттинская энергосбытовая компания", ЗАО "Кинельэнерго", которые, являясь оптовыми потребителями перепродавцами, весь объем потребляемой электроэнергии приобретают у ОАО «Самараэнерго» по входному тарифу оптовой покупки. Необходимо отметить, что данные предприятия также имеют статус гарантирующего поставщика.

2. Энергосбытовые и энергоснабжающие организации, такие как: ЗАО «Самарагорэнергосбыт», ЗАО «Балтика-Самара», ООО «Дизаж М» и ООО «ТольяттиЭнергоСбыт», которые самостоятельно приобретают электроэнергию на НОРЭМ.

В качестве основных рисков, которые могут привести к невыполнению плановых показателей эффективности энергосбытовой компании, необходимо отметить следующие:

• изменение структуры отпуска в сеть и полезного отпуска по уровням напряжения в связи с изменениями состава сетевых организаций;

• снижение полезного отпуска электроэнергии и, соответственно, выручки компании за счет самостоятельного выхода потребителей на НОРЭМ;

• нарушение платежной дисциплины со стороны потребителей компании и появление неплатежеспособных потребителей;

• появление конкурирующих энергосбытовых компаний и уход к ним части потребителей.

• отклонения от торгового графика на НОРЭМ.

Для снижения вероятности возникновения рисков и минимизации их возможных последствий менеджмент ОАО «Самараэнерго» осуществляет следующие действия:

• снижение активности потребителей, предпринимающих попытки выхода на НОРЭМ, за счет предоставления им объективных расчетов возможного экономического эффекта и потерь, которые они могут получить от самостоятельной работы на рынке электроэнергии, особо выделяя возникающие у них в связи с этим риски и организационно-технические проблемы.

• снижение потерь компании от неплатежей за отпущенную электроэнергию, преимущественно за счет активизации претензионно-исковой работы, вплоть до инициирования процедуры банкротства потребителей-должников, реструктуризации долгов, а также отключения злостных неплательщиков;

• повышение своей конкурентоспособности на региональном рынке электроэнергии в результате предложения потребителям более льготных условий договора на энергоснабжение, чем у конкурирующих энергосбытовых компаний, оказания потребителям дополнительных услуг, в виде консультаций по выбору оптимального тарифа из утвержденного тарифного меню, предложения более удобных форм оплаты потребленной электроэнергии, минимизации отклонения от торгового графика на НОРЭМ;
• сохранение и повышение кадрового потенциала, на что направлена система выплат и надбавок профессиональное мастерство и высокие достижения в труде, предусмотренные Коллективным договором 2009-2010гг.

2.5. ПРИОРИТЕТНЫЕ НАПРАВЛЕНИЯ ДЕЯТЕЛЬНОСТИ ОБЩЕСТВА. ОСНОВНЫЕ ПОКАЗАТЕЛИ, ВКЛЮЧАЯ ЧИСЛЕННОСТЬ РАБОТНИКОВ В ДИНАМИКЕ ЗА ТРИ ГОДА.

Основной целью деятельности ОАО «Самараэнерго» является получение прибыли. В соответствии с этой целью Общество осуществляет свою деятельность по следующим приоритетным направлениям:
- покупка электрической энергии на оптовом и розничных рынках электрической энергии (мощности);
- реализация (продажа) электрической энергии на оптовом и розничных рынках электрической энергии (мощности) потребителям (в том числе сетевым организациям и гражданам);
- выполнение функций гарантирующего поставщика электрической энергии;
- оказание услуг юридическим и физическим лицам по оформлению документов, необходимых для заключения договоров энергоснабжения и купли-продажи электрической энергии.

Объем выручки от продажи продукции (тыс. руб., без НДС).

Показатели	2009 год
Выручка (нетто) всего от продажи товаров, продукции, работ, услуг, (за минусом налога на добавленную стоимость акцизов и аналогичных обязательных платежей) в т.ч.:	27 859 677
выручка от реализации электроэнергии	27 846 551
выручка от продажи прочих товаров, продукции, работ, услуг промышленного характера	13 126
выручка от продажи прочих товаров, продукции, работ, услуг непромышленного характера	-

Объемы потребления основной продукции Общества (электроэнергии) зависят от сезона года. В связи с этим показатели “зимних” кварталов года традиционно выше аналогичных показателей по “летним” кварталам на 15-17%.

Среднесписочная численность работников ОАО «Самараэнерго» по категориям 2007-2009 гг.

Категория	Наименование показателя	Ед. изм.	2007 год	2008 год	2009 год
Руководители	Средне-списочная численность	чел.	131	132	136
Специалисты и технические исполнители	Средне-списочная численность	чел.	414	408	418
Рабочие	Средне-списочная численность	чел.	407	404	407

Динамика среднесписочной численности работников по категориям с 2007 по 2009 гг.


500
400
300
200
100
0
131
414
407
132
408
404
136
418
407
2007
2008
2009
руководители
специалисты и технические исполнители
рабочие

2.6. ОТЧЕТ СОВЕТА ДИРЕКТОРОВ ОБЩЕСТВА О РЕЗУЛЬТАТАХ РАЗВИТИЯ ОБЩЕСТВА ПО ПРИОРИТЕТНЫМ НАПРАВЛЕНИЯМ ЕГО ДЕЯТЕЛЬНОСТИ.

В 2009 году учитывался мировой кризис и планировался убыток в размере 1 134 563,1 тыс. рублей. Однако 2009 год Общество завершило с показателем на 65 485,1 тыс. рублей лучше и выполнило основные задачи по приоритетным направлениям деятельности Общества: отпуск в сеть составил 17 032,9 млн. кВтч, полезный отпуск составил 15 334,2 млн. кВтч; несмотря на кризис, осуществлена достаточно эффективная работа энергокомпании как на розничном, так и на оптовом рынках электроэнергии; обеспечена надежность поставок электроэнергии на территории Самарской области.
В 2009 году состоялось 10 заседаний Совета директоров ОАО «Самараэнерго», на которых был затронут широкий спектр вопросов. В отчетном году Советом директоров было одобрено заключение 9 сделок, признаваемых сделками, в совершении которых имеется заинтересованность, на общую сумму 274 456 тыс. рублей. В своей текущей деятельности в 2009 году Совет директоров также утвердил ряд внутренних документов, определяющих основные принципы деятельности Общества в финансовой и социальной сфере.

САМАРАЭНЕРГО



БЛАГОТВОРИТЕЛЬНАЯ ДЕЯТЕЛЬНОСТЬ ОАО «САМАРАЭНЕРГО»

ЖИВУТ, ПОМОГАЯ ДРУГИМ

«Более тридцати организаций Самарской области в 2007 – 2008 годах получили благотворительную помощь от ОАО «Самараэнерго». Это детские дома, дома ребенка, учебные учреждения, спортивные школы губернии, федерация инвалидов Поволжья и самарское отделение Международной ассоциации блокадников.

В декабре прошлого года в Самаре проводился новогодний праздник «Снежная фантазия», и Самараэнерго вместе с другими организациями выступило в качестве его спонсора. Были собраны немалые деньги, которые направили на приобретение высокоэффективного медицинского оборудования и лекарственных препаратов для детей, страдающих тяжелыми формами сахарного диабета…»

Газета
«Городские ведомости»
15 июля 2008 г.

В ЧЕСТЬ 65-ЛЕТИЯ ПОБЕДЫ В САМАРСКОЙ ШКОЛЕ № 100 СОСТОЯЛАСЬ ВСТРЕЧА ВЕТЕРАНОВ

«…Из – за отсутствия средств у нас срыва-лись все мероприятия, приуроченные к юбилею Победы, - говорит председатель организации «Бывшие малолетние узники концлагерей» Антонина Седова. Мы обращались к директорам крупных компаний с просьбой оказать благотворительную помощь. Единственная организация, которая откликнулась - ОАО «Самараэнерго». Хочу выразить благодарность руководству ОАО «Самараэнерго» за понимание и финансовую поддержку бывших малолетних узников фашистских концлагерей. К нам не всегда проявляют должное внимание, и, слава Богу, что находятся достойные люди, которые бескорыстно и благородно участвуют в нашей жизни».

Газета
«Волжская коммуна»
30 апреля 2010 г.

БОЛЕЕ 30 ОРГАНИЗАЦИЙ САМАРСКОЙ ОБЛАСТИ В 2007-2008 ГОДАХ ПОЛУЧИЛИ БЛАГОТВОРИТЕЛЬНУЮ ПОМОЩЬ ОТ ОАО «САМАРАЭНЕРГО»

«...Губернатор Самарской области Владимир Артяков выразил благодарность ОАО "Самараэнерго" за активное участие в благотворительной акции "Стань первым". В благодарственном письме в адрес ОАО "Самараэнерго" губернатор выразил надежду, что проведение совместной благородной миссии по поддержке детей, оказавшихся в трудной жизненной ситуации, станет доброй традицией правительства Самарской области и бизнес-сообщества губернии и будет способствовать решению социально значимых проблем жителей Самарской области...»

Газета **«Самарское обозрение»** 10 июля 2008 г.

КОРПОРАТИВНОЕ УПРАВЛЕНИЕ

3.1. ПРИНЦИПЫ. ДОКУМЕНТЫ.

ОАО «Самараэнерго» уделяет большое значение формированию эффективной системы корпоративного управления, призванной обеспечить защиту прав и законных интересов акционеров, повысить экономическую эффективность производственной деятельности и, следовательно, усилить конкурентоспособность Общества.

В своей деятельности Общество основывается на исполнении требований Российского законодательства и прочих норм, в частности, документов ФСФР России. ОАО «Самараэнерго» динамично развивается, стремится быть социально ответственной компанией, открытой для общества и прозрачной для бизнеса. Обществом соблюдается принцип информационной открытости посредством регулярного освещения в СМИ и в специальных изданиях основных событий и проблем энергосистемы, размещения в ленте новостей информационных агентств сообщений о наиболее важных фактах, а также публикации на собственном Web-сайте основных документов и материалов.

Внутреннего документа, устанавливающего правила корпоративного поведения эмитента, ОАО «Самараэнерго» не имеет. Однако Общество соблюдает основные принципы корпоративного поведения, зафиксированные в Кодексе корпоративного поведения, рекомендованном ФКЦБ России.

В течение 2009 года были внесены изменения в Устав Общества, связанные с возможностью выплаты дивидендов по привилегированным акциям типа А не только из чистой прибыли Общества, но и за счет средств ранее сформированного Фонда потребления.

Наряду с Уставом в ОАО «Самараэнерго» действуют следующие внутренние документы, принятые общим собранием акционеров и Советом директоров:

• Положение о порядке подготовки и проведения общего собрания акционеров ОАО «Самараэнерго»;

• Положение о порядке созыва и проведения заседаний Совета директоров ОАО «Самараэнерго»;

• Положение о выплате членам Совета директоров ОАО «Самараэнерго» вознаграждений и компенсаций;

• Положение о ревизионной комиссии ОАО «Самараэнерго»;

• Положение о выплате членам Ревизионной комиссии ОАО «Самараэнерго» вознаграждений и компенсаций;

• Положение об информационной политике ОАО «Самараэнерго»;

• Положение о дивидендной политике ОАО «Самараэнерго».

В 2009 году годовым общим собранием акционеров утверждена новая редакция Положения о порядке созыва и проведения заседаний Совета директоров ОАО «Самараэнерго». Принятие данного Положения в новой редакции направлено на повышение эффективности работы Совета директоров, как органа управления, осуществляющего общее руководство деятельностью Общества и обеспечивающего приоритетные направления его развития.

Основные принципы корпоративного управления ОАО «Самараэнерго» – это стремление сохранять баланс интересов между акционерами и Обществом, быть привлекательной для инвестиций, высокопрофессиональной и современной компанией.

3.2. ОРГАНЫ УПРАВЛЕНИЯ И КОНТРОЛЯ ОБЩЕСТВА

3.2.1. Общее собрание акционеров

Высшим органом управления Общества является общее собрание акционеров. Всем акционерам ОАО «Самараэнерго», независимо от их доли, обеспечены условия управления Обществом через участие в общих собраниях акционеров.

В отчетном 2009 году состоялось два общих собрания акционеров:

• Годовое общее собрание акционеров 22.06.2009;

• Внеочередное общее собрание акционеров 26.10.2009.

Годовое общее собрание акционеров, помимо обязательных решений об утверждении годового отчета, годовой бухгалтерской отчетности, распределении прибыли, выплате дивидендов, избрания членов Совета директоров и Ревизионной комиссии, приняло решение об утверждении Положения о порядке созыва и проведения заседаний Совета директоров ОАО «Самараэнерго» в новой редакции.

На внеочередном общем собрании акционеров были досрочно прекращены полномочия действующих членов Совета директоров и избран новый состав Совета директоров Общества, а также принято решение о внесении изменений и дополнений в Устав Общества.

3.2.2. Совет Директоров

Совет директоров избирается акционерами на альтернативной основе при помощи кумулятивного голосования и осуществляет стратегическое управление деятельностью Общества.

Согласно Уставу Общества Совет директоров ОАО «Самараэнерго» состоит из 10 человек. На начало отчетного года и до избрания нового состава Совета директоров годовым общим собранием акционеров в Совет директоров входили следующие лица: Аветисян Владимир Евгеньевич, Бойко Наталья Григорьевна, Громов Максим Евгеньевич, Кириллов Юрий Александрович, Куликов Дмитрий Германович, Леонов Олег Николаевич, Муромцева Татьяна Анатольевна, Никонов Василий Владиславович, Пестов Андрей Адольфович, Розенцвайг Александр Шойлович.

В отчетном 2009 году состав Совета директоров избирался дважды. Годовым общим собранием акционеров 22.06.2009 г. (протокол № 2009-1г) были избраны: Аветисян Владимир Евгеньевич, Бросайло Павел Андреевич, Громов Максим Евгеньевич, Жирнов Григорий Владиславович, Зуева Ольга Хаимовна, Кириллов Юрий Александрович, Леонов Олег Николаевич, Никонов Василий Владиславович, Розенцвайг Александр Шойлович, Шашков Сергей Анатольевич.

Внеочередным общим собранием акционеров 26.10.2009 г. (протокол №2009-2в) были избраны: Аветисян Владимир Евгеньевич, Бросайло Павел Андреевич, Жирнов Григорий Владиславович, Козлов Алексей Вениаминович, Кириллов Юрий Александрович, Леонов Олег Николаевич, Никонов Василий Владиславович, Розенцвайг Александр Шойлович, Руднев Михаил Владимирович, Шашков Сергей Анатольевич.

Таким образом, на конец отчетного 2009 года в состав Совета директоров ОАО «Самараэнерго» входили следующие лица:

Аветисян Владимир Евгеньевич – Председатель Совета директоров. Входил в состав Совета директоров ОАО «Самараэнерго» с 1999 по 2004 год, с мая 2008 года занимает должность Председателя Совета директоров.

Год рождения – 1958 год, гражданство – Россия, образование

- высшее экономическое, кандидат экономических наук. За период с 2001 по 2004 год являлся генеральным директором ОАО «СМУЭК». С 2004 - июнь 2008 – член Правления ОАО РАО «ЕЭС России», Управляющий директор Бизнес-единицы №2 ОАО РАО «ЕЭС России».
Входит в состав исполнительных органов и совета директоров следующих компаний: Председатель Правления ОАО «Объединенные автомобильные технологии», член Совета директоров ЗАО АКБ «Газбанк».
Доля в уставном капитале Общества - 0,00076%.
Доля принадлежащих обыкновенных акций Общества – 0,00065%.

Бросайло Павел Андреевич – член Совета директоров с 2009 года.
Год рождения – 1977, гражданство - Россия, образование высшее экономическое. За период с октября 2006 по декабрь 2008 года занимал должность заместителя директора по сбыту ЗАО «Средневолжское энергосбытовое предприятие». С января 2009 и по настоящее время – генеральный директор ООО «ПромЭнерго».
Входит в состав исполнительных органов и совета директоров следующих компаний: член Совета директоров ОАО «Мордовская энергосбытовая компания».
Доли в уставном капитале Общества не имеет. Обыкновенных акций Общества не имеет.

Жирнов Григорий Владиславович – член Совета директоров с 2009 года.
Год рождения - 1973, гражданство – Россия, образование высшее экономическое. За период с 2006 по 2008 год занимал должность руководителя центра финансово-экономического контроля ОАО «СМУЭК». С января по сентябрь 2009 года - начальник финансово – экономического управления ООО «Энергия развития, аудит». С сентября 2009 года по февраль 2010 года - заместитель генерального директора по экономике и финансам ООО «Энергия развития, аудит». С февраля 2010 и по настоящее время – заместитель генерального директора по экономике ООО «Энергия развития, аудит».
Доли в уставном капитале общества не имеет. Обыкновенных акций Общества не имеет.

Кириллов Юрий Александрович - член Совета директоров с 2008 года.
Год рождения - 1978, гражданство – Россия, образование - высшее экономическое. За период с 2007 по июнь 2008 года занимал должность начальника отдела непроизводственных активов Проектного центра ОАО РАО «ЕЭС России». С июля 2008 года по настоящее время - Директор по экономике и финансам ЗАО «Средневолжская сетевая компания».
Входит в состав исполнительных органов и совета директоров следующих компаний: член совета директоров ОАО «Саратовэнерго», ОАО «Мордовская энергосбытовая компания».
Доли в уставном капитале Общества не имеет. Обыкновенных акций Общества не имеет.

Козлов Алексей Вениаминович – член Совета директоров с 2009 года.
Год рождения- 1953, образование - высшее, гражданство- Россия. В настоящее время занимает должность Директора ООО «Геленджикский курортный комплекс «Меридиан».
Доли в уставном капитале Общества не имеет. Обыкновенных акций Общества не имеет.

Леонов Олег Николаевич - член Совета директоров с 2008 года.
Год рождения - 1972, гражданство – Россия, образование высшее экономическое. За период с 2006 года до июня 2009 года занимал должность Директора ЗАО «Средневолжское энергосбытовое предприятие».
Доли в уставном капитале Общества не имеет. Обыкновенных акций Общества не имеет.

Никонов Василий Владиславович – член Совета директоров с 2004 года.
Год рождения - 1972, гражданство – Россия, образование - высшее техническое и экономическое. За период с 2006 по 2008 год занимал должность Генерального директора ОАО «СМУЭК». С 2005 по 2008 год являлся Генеральным директором, Председателем Правления ОАО «Волжская ТГК». С 2008 года по январь 2010 года - Первый заместитель Председателя Правления, Директор по операционному управлению ОАО «Объединенные автомобильные технологии».
Входит в состав исполнительных органов и совета директоров следующих компаний: член Совета директоров ОАО «ТЕВИС», ОАО «Электросеть».
Доля в уставном капитале Общества - 0,00002%. Обыкновенных акций Общества не имеет.

Розенцвайг Александр Шойлович - член Совета директоров с 2008 года.
Год рождения - 1962, гражданство – Россия, образование - высшее. За период с 2006 по июнь 2008 занимал должность заместителя Руководителя Проектного Центра по предпродажной подготовке и реализации активов ОАО РАО «ЕЭС России». С июля 2008 года по настоящее время - Заместитель Председателя Правления, Директор дирекции по маркетингу и продажам ОАО «Объединенные автомобильные технологии».
Входит в состав исполнительных органов и совета директоров следующих компаний: член совета директоров ОАО «Ульяновскэнерго».
Доли в уставном капитале Общества не имеет. Обыкновенных акций Общества не имеет.

Руднев Михаил Владимирович - член Совета директоров с 2009 года.
Год рождения – 1962, гражданство – Россия, образование – высшее. С сентября 2004 года по настоящее время - генеральный директор ООО «РУК ВНУКОВО».
Доли в уставном капитале Общества не имеет. Обыкновенных акций Общества не имеет.

Шашков Сергей Анатольевич – член Совета директоров с 2009 года.
Год рождения – 1975, гражданство – Россия, образование - высшее юридическое. За период с 2005 по январь 2009 года занимал должность заместителя директора по корпоративной политике ЗАО «Средневолжское энергосбытовое предприятие». С января 2009 года по настоящее время - заместитель генерального директора по корпоративно-правовым вопросам ООО «Энергия развития, аудит».
Входит в состав исполнительных органов и совета директоров следующих компаний: член совета директоров ОАО «Ульяновскэнерго», ОАО «Владимирэнергосбыт», ОАО «Мордовская энергосбытовая компания», ЗАО «Сибэнерготрейд».
Доли в уставном капитале Общества не имеет. Обыкновенных акций Общества не имеет.
В соответствии с действующим в Обществе «Положением

о выплате членам Совета директоров вознаграждений и компенсаций ОАО «Самараэнерго» вознаграждение устанавливается исходя из месячной тарифной ставки рабочего первого разряда на основании отраслевого тарифного соглашения в электроэнергетическом комплексе РФ. Размер вознаграждения разграничен в зависимости от участия члена Совета директоров в заседании, проводимом в заочной форме и в форме совместного присутствия. Кроме того, предусматривается дополнительное вознаграждение за показатель чистой прибыли Общества по данным годовой бухгалтерской отчетности, а также в случае увеличения размера рыночной капитализации Общества.

Всего в течение 2009 года членам Совета директоров было выплачено вознаграждений на сумму 2 965 374,68 рублей.

Сделки между членами Совета директоров и Обществом в 2009 году не совершались, иски к членам Совета директоров не предъявлялись.

3.2.3. Ревизионная комиссия

В соответствии с Уставом Общества в Ревизионную комиссию входит 5 человек, которые избираются общим собранием акционеров. Общим собранием акционеров из числа кандидатур, предложенных акционерами Общества, также утверждается аудитор Общества. Деятельность Ревизионной комиссии и внешнего аудитора обеспечивает контроль за финансово-хозяйственной деятельностью ОАО «Самараэнерго».

Действующий на конец отчетного 2009 года состав Ревизионной комиссии ОАО «Самараэнерго» избран 22.06.2009 годовым общим собранием акционеров по итогам 2008 года.

Владимиров Игорь Александрович – юрисконсульт 1 категории ООО «Энергия развития, аудит». Год рождения - 1986, образование – высшее юридическое.

Доли в уставном капитале Общества не имеет. Обыкновенных акций Общества не имеет.

Кириллов Владимир Александрович – экономист финансово-экономического управления ООО «Энергия развития, аудит». Год рождения - 1988, образование – неоконченное высшее экономическое.

Доли в уставном капитале Общества не имеет. Обыкновенных акций Общества не имеет.

Назарова Наталья Евгеньевна – заместитель главного бухгалтера ООО «Энергия развития, аудит». Год рождения - 1975, образование – высшее экономическое.

Доли в уставном капитале Общества не имеет. Обыкновенных акций Общества не имеет.

Сидоров Сергей Альбертович – главный бухгалтер ЗАО «Средневолжское энергосбытовое предприятие». Год рождения – 1961, возраст - 48 лет, образование - высшее экономическое.

Доли в уставном капитале Общества не имеет. Обыкновенных акций Общества не имеет.

Рузинская Елена Геннадьевна – ведущий экономист финансово-экономического управления ООО «Энергия развития, аудит». Год рождения – 1980, образование - высшее экономическое.

Доли в уставном капитале Общества не имеет. Обыкновенных акций Общества не имеет.

В соответствии с действующим в Обществе «Положением о выплате членам Ревизионной комиссии ОАО «Самараэнерго» вознаграждений и компенсаций» размер вознаграждения устанавливается исходя из месячной тарифной ставки рабочего первого разряда на основании отраслевого тарифного соглашения в электроэнергетическом комплексе РФ. Всего в течение 2009 года членам ревизионной комиссии за проведение проверки по итогам 2008 года было выплачено вознаграждений на сумму 327 775 рублей.

Сделки между членами Ревизионной комиссии и Обществом в 2009 году не совершались, иски к членам Ревизионной комиссии не предъявлялись.

3.2.4. Генеральный директор

Руководство текущей деятельностью Общества осуществляется единоличным исполнительным органом - Генеральным директором. Генеральный директор подотчетен Общему собранию акционеров и Совету директоров Общества. С 1 сентября 2008 года Генеральным директором компании был избран Сойфер Максим Викторович.

Сойфер Максим Викторович, год рождения - 1969, образование высшее техническое, MBA (университет Брэдли США). С сентября 2005 года по 31.08.2008 занимал должность Управляющего ОАО «Самараэнерго». С 01.09.2008 назначен Генеральным директором Общества.

Доли в уставном капитале Общества не имеет. Обыкновенных акций Общества не имеет.

ОАО «Самараэнерго» не имеет коллегиального исполнительного органа (Правление) согласно Уставу.

3.3. ДОЧЕРНИЕ И ЗАВИСИМЫЕ ОБЩЕСТВА

ОАО «Самараэнерго» дочерних обществ не имеет.

ОАО «Самараэнерго» имеет два зависимых общества.

Наименование зависимого общества	Основные виды деятельности	Суммы вложений, руб.	Доля в УК,%, по состоянию на 31.12.2009 г.
ООО ЧОП «Энерго-защита»	Охранная деятельность	50000	50
ОАО «Турбо-энергосервис»	Разработка и сбыт тепловых электростанций на основе газотурбинных двигателей	40000	40

Общество владеет обыкновенными акциями ОАО «Турбоэнергосервис» и долей в уставном капитале ООО «ЧОП Энергозащита». Доля в уставных капиталах зависимых обществ в отчетном году не изменялась.

3.4. ПРОЧЕЕ (АКЦИОНЕРНЫЙ КАПИТАЛ, ВЫПУСК И ОБРАЩЕНИЕ АКЦИЙ НА РЫНКЕ)

Обществом размещены следующие категории именных бездокументарных акций:

• 521 993 080 (Пятьсот двадцать один миллион девятьсот девяносто три тысячи восемьдесят) штук привилегированных акций типа А номинальной стоимостью 0,01 (Ноль целых одна сотая) рубля каждая, на общую сумму по номинальной стоимости 5 219 930, 80 (Пять миллионов двести девятнадцать тысяч девятьсот тридцать рублей 80 копеек) рублей;

• 3 538 928 532 (Три миллиарда пятьсот тридцать восемь миллионов девятьсот двадцать восемь тысяч пятьсот тридцать две) штуки обыкновенных акций номинальной стоимостью 0,25 (Ноль целых двадцать пять сотых) рубля каждая, на общую сумму по номинальной стоимости 884 732 133 (Восемьсот восемьдесят четыре миллиона семьсот тридцать две тысячи сто тридцать три) рубля.

Уставный капитал ОАО «Самараэнерго» составляет 889 952 063, 80 рублей (Восемьсот восемьдесят девять миллионов девятьсот пятьдесят две тысячи шестьдесят три рубля 80 копеек).

Государственные регистрационные номера, присвоенные ФСФР выпуску обыкновенных акций ОАО «Самараэнерго» 1-02-00127-А от 02.11.2006 года, выпуску привилегированных акций типа А 2-02-00127-А от 02.11.2006 года.

С февраля 1998 года ОАО «Самараэнерго» является участником программы по выпуску американских депозитарных расписок (ADR) первого уровня на обыкновенные и привилегированные акции ОАО «Самараэнерго». Эмитентом, ценные бумаги которого удостоверяют права на акции ОАО «Самараэнерго» в рамках программы ADR, является The Bank of New York Mellon. Доля ADR в уставном капитале Общества на конец 2009 года составила, от общего количества акций соответствующей категории (типа), – 0,275% обыкновенных и 0,56% привилегированных.

Акционерный капитал ОАО «Самараэнерго» распределен между группами акционеров следующим образом (данные приведены без раскрытия клиентов номинальных держателей):

Наименование владельца ценных бумаг	Доля в уставном капитале по состоянию на:	
	31.12.2008	31.12.2009
номинальные держатели	93,373%	93,395%
юридические лица	0,199%	0,2%
физические лица	6,42%	6,396 %
доверительные управляющие	0,007%	0,007 %
федеральная собственность	-	-
собственность субъекта РФ	-	-
ИТОГО	100%	100%

Структура акционерного капитала ОАО «Самараэнерго» на 31.12.2009 года


6.6
93.395
юр. лица, физ. лица
номинальные держатели

Зарегистрированные в реестре акционеров лица, чья доля в уставном капитале Общества превышает 1%:

Наименование зарегистрированного лица	Доля в уставном капитале по состоянию на:	
	31.12.2008	31.12.2009
ЗАО «Депозитарно-Клиринговая Компания» (номинальный держатель)	93,024%	93,027%
ЗАО «Национальный депозитарный центр» (номинальный держатель)	1,13%	1,14%
Физические лица	4,57%	4,55 %

Обыкновенные и привилегированные именные бездокументарные акции ОАО «Самараэнерго», допущены к торгам на ОАО «Фондовая биржа «Российская Торговая Система» в разделе «Ценные бумаги, допущенные к обращению, но не включенные в котировальные списки».

Коды акций ОАО «Самараэнерго», присвоенные ОАО «Фондовая биржа «Российская Торговая Система»:

Торговая система	Обыкновенные акции	Привилегированные акции
RTS Classica	SAGO	SAGOP
Рынок T+0	SAGOG	SAGOPG

Динамика курса привилегированных акций*


0,35
0,30
0,25
0,20
0,15
0,10
рыночная цена
11.01.2009
11.02.2009
11.03.2009
11.04.2009
11.05.2009
11.06.2009
11.07.2009
11.08.2009
11.09.2009
11.10.2009
11.11.2009
11.12.2009

** по данным www.rts.ru*

Если анализировать динамику рыночной цены на привилегированные акции ОАО «Самараэнерго», то просматривается следующая тенденция: самая низкая цена акций приходилась на начало года, что связано с влиянием мирового финансового кризиса, и составляла 0,10836 руб. за одну акцию. В течение года колебания цены привилегированных акций были незначительными. Рыночная цена привилегированной акции ОАО «Самараэнерго» по состоянию на 31.12.2009 года составила 0,25932 руб.

Объем торгов по привилегированным акциям*


9 000 000,00 р.
7 500 000,00 р.
6 000 000,00 р.
4 500 000,00 р.
3 000 000,00 р.
1 500 000,00 р.
0
объём, руб
январь
февраль
март
апрель
май
июнь
июль
август
сентябрь
октябрь
ноябрь
декабрь

Динамика курса обыкновенных акций*


0,35
0,30
0,25
0,20
0,15
0,10
рыночная цена
11.01.2009
11.02.2009
11.03.2009
11.04.2009
11.05.2009
11.06.2009
11.07.2009
11.08.2009
11.09.2009
11.10.2009
11.11.2009
11.12.2009

На представленном графике отражена динамика рыночной цены обыкновенных акций ОАО «Самараэнерго». В течение почти всего 2009 года колебания рыночной цены обыкновенных акций были не значительными. Наибольшая рыночная цена одной обыкновенной акции составляла 0,26297 руб., наименьшая цена – 0,17191 руб.

Рыночная цена обыкновенной акции ОАО «Самараэнерго» по состоянию на 31.12.2009 года составила 0,21582 руб.

Объем торгов по обыкновенным акциям*


1 500 000,00 р.
1 250 000,00 р.
1 000 000,00 р.
750 000,00 р.
500 000,00 р.
250 000,00 р.
0
объём, руб
январь
февраль
март
апрель
май
июнь
июль
август
сентябрь
октябрь
ноябрь
декабрь

** по данным www.rts.ru*

Капитализация компании по рыночной цене на 31.12.2009 г. составила 899 134 801,29 рублей.

Капитализация компании в 2009 году согласно данным о рыночных ценах ОАО «ФБ «РТС»:

Обыкновенные акции, руб.	763 771 555,78
Привилегированные акции, руб.	135 363 245,51
Общая капитализация, руб.	899 134 801,29

САМАРАЭНЕРГО

АБОНЕНТОВ БОЛЬШЕ, НО ОНИ ЭКОНОМЯТ

«ОАО Самараэнерго отмечает расширение клиентской базы по итогам работы за восемь месяцев 2009 года. В первом полугодии этого года более 600 предприятий стали новыми абонентами энергокомпании. В тоже время общего роста энергопотребления пока не наблюдается. По сравнению с аналогичным периодом прошлого года потребление электроэнергии клиентами ОАО «Самараэнерго» снизилось на 17,49%, или на 1984,95 млн. кВт/ч. Снижение объема полезного отпуска «Самараэнерго» прослеживается с января 2009 года, главным образом за счет снижения потребления электроэнергии промышленными предприятиями, связанного с падением у них объемов производства...»

Газета
«Время»
5 октября 2009 г.

ИТОГИ ЭЛЕКТРОПОТРЕБЛЕНИЯ



ИТОГИ РАБОТЫ ОАО «САМАРАЭНЕРГО» ЗА 10 МЕСЯЦЕВ

«...ОАО «Самараэнерго» подвело итоги работы за 10 месяцев 2009 года. С 1 октября по 1 ноября 2009 года дебиторская задолженность потребителей «Самараэнерго» увеличилась на 174,3 млн. рублей и в целом превысила 1,3 млрд. рублей.
В списках основных должников по-прежнему остаются МУП «Самараводоканал», который по состоянию на 20.11.2009 года имеет задолженность за поставленную электроэнергию в размере 150 млн. рублей, что составляет 3,5 месяца неоплаты. Долг ОАО СНТК им. Н.Д. Кузнецова составил 47 млн. рублей, ОАО «Авиакор-Авиационный завод» - 24,5 млн. рублей, ОАО «Салют» - 14,4 млн. рублей. На фоне увеличения дебиторской задолженности наметилась тенденция роста энергопотребления клиентами ОАО «Самараэнерго».

Газета
«Деловой квартал»
25 ноября 2009 г.

Энергетикам задолжали более 1,3 млрд. рублей

«...На фоне увеличения дебиторской задолженности наметилась тенденция роста энергопотребления клиентами ОАО «Самараэнерго». Если в августе 2009 года снижение полезного отпуска составляло 20% по сравнению с аналогичным периодом 2008 года, то уже в сентябре снижение составило 15%, а в октябре этого года - 13%. Основное падение энергопотребления в этом году произошло в январе 2009 года и составило 21%. Полезный отпуск «Самараэнерго» тогда составил 1 300 585 016 кВтч. В октябре 2009 года полезный отпуск вырос до 1 339 420 767 кВтч...»

Газета
«Волжская коммуна»
27 ноября 2009 г.

Подвели итоги электропотребления

«Инвестиционная программа, о которой идет речь, была задумана специалистами ОАО «Самараэнерго» в 2008 году, а стартовой площадкой для ее реализации стал Жигулевск...Автоматизированная информационно-измерительная система коммерческого учета электрической энергии представляет собой совокупность аппаратных и программных средств, которая обеспечивает дистанционный сбор, хранение и обработку данных об энергопотреблении. Кроме того, АИИС КУЭ позволяет перевести расчеты с потребителями на ежемесячные автоматизированные выписки счетов за потребленное электричество по двухтарифному плану, а также исключить случаи несанкционированного энергопотребления и сделать процедуру оплаты электрической энергии более простой и прозрачной...»

Газета
«Площадь Свободы»
19 декабря 2009 г.

ЭНЕРГОСБЫТОВАЯ ДЕЯТЕЛЬНОСТЬ

4.1. ДИНАМИКА ТОВАРНОГО ОТПУСКА И РЕАЛИЗАЦИИ ЭЛЕКТРОЭНЕРГИИ ЗА ПОСЛЕДНИЕ 3 ГОДА, В ТОМ ЧИСЛЕ ДИНАМИКА АБОНЕНТСКОЙ ЗАДОЛЖЕННОСТИ.

Полезный отпуск электроэнергии традиционным потребителям в 2009 году составил 15 334 млнкВт/ч., что ниже факта 2008 года на 2 587 млн кВт/ч., или 17%, что обусловлено следующими причинами:

• снижение потребления электроэнергии рядом предприятий, вызванное финансово-экономическим кризисом - ОАО «Промышленная энергетика» (ОАО «АВТОВАЗ»), ЗАО «Алкоа СМЗ» (ОАО Самарский металлургический завод») и т.д.

• выход ООО «ТольяттиЭнергоСбыт» на оптовый рынок.

Традиционные потребители

показатели	2007г. факт	2008г. факт	2009г. факт
Полезный отпуск электроэнергии (млн кВт/ч)	19 262	17 921	15 334
Выручка от реализации электроэнергии (млн руб. без НДС)	21 558	24 551	25 258

Отпуск электроэнергии в 2007-2009г. (млн кВт/час.)


20000
15000
19262
17921
15334
2007
2008
2009

Динамика абонентской задолженности в 2007-2009гг.

Дебиторская задолженность традиционных потребителей.

тыс. руб.

01.01.2007	01.01.2008	01.01.2009	01.01.2010
361 063	454 974	995 969	1 386 834

Дебиторская задолженность организаций, приобретающих электроэнергию в целях компенсации потерь в сетях.

тыс. руб.

01.01.2007	01.01.2008	01.01.2009	01.01.2010
19 813	21 894	469 686	705 484

Итого: тыс.руб.

01.01.2007	01.01.2008	01.01.2009	01.01.2010
388426	476 868	1 465 655	2 092 318


2 000 000
1 500 000
1 000 000
500 000
0
388426
476868
1465655
2092318
01.01.2007г.
01.01.2008г.
01.01.2009г.
01.01.2010г.

Основными задачами энергосбытовой деятельности являлись:

1. Усиление позиции ОАО «Самараэнерго» как гарантирующего поставщика.
2. Сохранение лидерских позиций как заказчика услуг по передаче электрической энергии потребителям ОАО «Самараэнерго» на розничном рынке электрической энергии.
3. Расширение клиентской базы ОАО «Самараэнерго» за счёт отказа от статуса гарантирующего поставщика других энергоснабжающих организаций.
4. Приём потребителей электрической энергии от иных организаций, совмещающих основную производственную деятельность с деятельностью по передаче электрической энергии, на прямые расчёты.
5. Взыскание просроченной дебиторской задолженности с проблемных потребителей электроэнергии.
6. Взыскание дебиторской задолженности за электрическую энергию, приобретённую в целях компенсации потерь, через арбитражное производство.
7. Обеспечение потребителей ОАО «Самараэнерго» электроэнергией на максимально выгодных условиях.

Энергосбытовая деятельность была направлена на минимизацию следующих возможных рисков:

1. Выход крупных потребителей ОАО «Самараэнерго» на оптовый рынок.
2. Увеличение дебиторской задолженности, сомнительной для признания потребителем и взыскания.
3. Кассовый разрыв между оплатой за электрическую энергию, приобретаемую на оптовом рынке, и получением денежных средств с потребителей электрической энергии на розничном рынке путём предоставления кратковременной отсрочки по платежам за поставленную электрическую энергию.

4.2. ДИНАМИКА ИЗМЕНЕНИЯ СТРУКТУРЫ РЕАЛИЗАЦИИ ЭЛЕКТРОЭНЕРГИИ (ВЗАИМОЗАЧЁТЫ, ВЕКСЕЛЯ, ДЕНЕЖНЫЕ СРЕДСТВА) ЗА ПОСЛЕДНИЕ 3 ГОДА.

Объём продаж (данные ф.46ЭЭх1,18) и реализации электроэнергии в 2007-2009гг.

Традиционные потребители тыс.руб.(с НДС)

показатели	2007г.	2008г.	2009г.
Объем продаж	25 438 242	28 970 547	29 790 123*
Объем реализации, в т.ч.	25 327 013	28 411 278	29 385 133
денежными средствами	25 226 295	28 339 256	29 298 816
векселями	82 735	65 350	37 276
взамозачётами	17 983	6 672	49 041
Уровень реализации	99.6%	98.1%	98.6%

**- без перерасчёта за 2007г. на 4 474,5тыс.руб. с НДС.*


30000000
25000000
20000000
15000000
10000000
5000000
0
99,6%
98,1%
98,6%
25226295
28411278
29385133
2007г.
2008г.
2009г.
объём продаж
объём реализации

4.3. ДИНАМИКА ИЗМЕНЕНИЯ ТАРИФОВ НА ЭЛЕКТРОЭНЕРГИЮ ПО ДАТАМ ВВЕДЕНИЯ ТАРИФОВ ЗА ПОСЛЕДНИЕ 3 ГОДА (ГРАФИЧЕСКОЕ И ТЕКСТОВОЕ ПРЕДСТАВЛЕНИЕ).

На 2009 год тарифы на электрическую энергию для потребителей ОАО «Самараэнерго» установлены приказами Управления по государственному регулированию и контролю в электроэнергетике Самарской области от 19.11.2008 № 49, от 11.11.2008 № 44, от 11.11.2008 № 45.

Расчет тарифов на электрическую энергию выполнен в соответствии с:

1. Основами ценообразования в отношении электрической и тепловой энергии в Российской Федерации, утвержденными постановлением Правительства РФ №109 от 26.02.2004 г.
2. Методическими указаниями по расчету регулируемых тарифов и цен на электрическую (тепловую) энергию на розничном рынке (потребительском) рынке, утвержденными постановлением ФСТ РФ №20-э/2 от 06.08.2004 г.

Группы потребителей	Уровень напряжения	2007	2008	2009	Прирост тарифов 2009/2008	
		Приказы УГРиКЭ № 47,51 от 24.11.2007г., № 42,43 от 10.11.2006г.	Приказы УГРиКЭ от 30.10.07г. № 48, от 30.10.07г. № 49 (в ред. приказа от 16.06.08г. № 22), от 30.10.07г. № 50	Приказы УГРиКЭ от 19.11.2008 г. № 49, от 11.11.2008 г. № 44, от 11.11.2008 г. № 45.	руб./МВтч	%
Базовые потребители	ВН	1104	1236	1534	298	24
	СН-1	1655	1854	2124	270	15
	СН-2	1842	2063	2596	533	26
	НН	2014	2256	3004	748	33
Прочие потребители	ВН	1117	1251	1534	283	23
	СН-1	1670	1870	2124	254	14
	СН-2	1890	2117	2596	479	23
	НН	2176	2437	3004	567	23
Сельхоз товаропроизводители	ВН	1016	1138	1534	396	35
	СН-1	1516	1698	2124	426	25
	СН-2	1716	1922	2596	674	35
	НН	1974	2211	3004	793	36
Бюджетные потребители	ВН	1530	1230	1534	304	25
	СН-1	1530	1840	2124	284	15
	СН-2	1530	2080	2596	516	25
	НН	1530	2390	3004	614	26
Население городское*		1480	1690	2110	420	25
Население сельское*		1040	1180	1480	300	25
Организации, оказывающие услуги по передаче электрической энергии, приобретающие ее в целях компенсации потерь в сетях		-	-	1138	-	-
Средний тариф для потребителей ОАО"Самараэнерго"		1102	1236	1525	289	23

** тариф включает НДС*

В соответствии с приказами Управления по государственному регулированию и контролю в электроэнергетике Самарской области тарифы для населения и приравненных к ним потребителей в 2009 году увеличились на 25 %, для остальных групп потребителей рост тарифов по сравнению с 2008 годом составил от 14 до 36% в зависимости от уровня напряжения и вида тарифа. По сравнению с предыдущими периодами в 2009 году изменилось тарифное меню для потребителей ОАО «Самараэнерго»: потребители, относимые ранее к группам «базовые», «сельхозтоваропроизводители» и «бюджетные», были приравнены к группе «прочие потребители»; в отдельную группу были выделены организации, оказывающие услуги по передаче электрической энергии, приобретающие её в целях компенсации потерь в сетях. Таким образом, в 2009 году тарифы на электроэнергию для потребителей ОАО «Самараэнерго» дифференцированы по следующим четырём группам: «население городское», «население сельское», «прочие потребители» и «организации, оказывающие услуги по передаче электрической энергии, приобретающие её в целях компенсации потерь в сетях». По результатам тарифной компании утвержденный средневзвешенный тариф для потребителей ОАО "Самараэнерго" на 2009 год составил 1525 руб./МВтч.


3000
2500
2000
1500
1000
500
0
Базовые потребители ВН
Базовые потребители СН-1
Базовые потребители СН
Базовые потребители НН
Прочие потребители ВН
Прочие потребители СН-1
Прочие потребители СН-2
Прочие потребители НН
Сельхозтоваропроизводители ВН
Сельхозтоваропроизводители СН-1
Сельхозтоваропроизводители СН-2
Сельхозтоваропроизводители НН
Бюджетные потребители ВН
Бюджетные потребители СН-1
Бюджетные потребители СН-2
Бюджетные потребители НН
Население городское
Население сельское
Средний тариф для потребителей ОАО "Самараэнерго"
2007
2008
2009

4.4. ДИНАМИКА РЕГУЛИРУЕМЫХ /НЕРЕГУЛИРУЕМЫХ ЦЕН ПОКУПКИ/ ПРОДАЖИ ЭЛЕКТРИЧЕСКОЙ ЭНЕРГИИ НА НОРЭМ.

Индикативная цена на электроэнергию в 2009 году равна 574,79 руб/МВт*ч, на мощность – 313 766 руб/МВт в месяц. Средневзвешенная цена покупки электроэнергии с учетом мощности на НОРЭМ, установленная для ОАО «Самараэнерго» равна 1 055,01 руб/МВт*ч.

Изменение цен покупки электроэнергии (мощности) на нерегулируемых секторах НОРЭМ приведены на рисунке.

Изменение цен покупки электроэнергии (мощности) на нерегулируемых секторах НОРЭМ приведены на рисунке.


1500
1200
900
январь
февраль
март
апрель
май
июнь
июль
август
сентябрь
октябрь
ноябрь
декабрь
средневзвешенная цена приобретения э/э и мощности НОРЭМ (рег.цена)
нерегулируемая цена покупки э/э (мощности) на НОРЭМ

4.5. ДИНАМИКА ОБЪЕМОВ ПОКУПКИ ЭНЕРГИИ НА НОРЭМ С УЧЕТОМ ЛИБЕРАЛИЗАЦИИ И РАЗБИВКОЙ НА РЕГУЛИРУЕМЫЕ/ НЕРЕГУЛИРУЕМЫЕ ОБЪЕМЫ.

В отчетном 2009 году ОАО «Самараэнерго» на НОРЭМ было приобретено 16 932,3 млн кВтч электроэнергии, в том числе по регулируемой цене 11668,3 млн кВтч, и по нерегулируемым ценам (на Рынке на Сутки Вперед и на Балансирующем Рынке) 5 264 млн кВтч.

При этом в первом и втором кварталах 2009 года доля покупки по регулируемой цене составила 0,8 и 0,78, а в третьем и четвертом кварталах доля покупки по регулируемой цене снизилась до 0,6 и 0,58 соответственно из-за увеличения доли либерализации рынка в соответствие с Постановлением Правительства № 205 от 07.04.2007 года.

В целом за 2009 год доля покупки по регулируемой цене составила 0,69.

Также в отчетном году покупка электроэнергии осуществлялась и на розничном рынке электроэнергии и мощности у ООО «ТЭС» и ЗАО «СГЭС». Объем покупки составил 116,6 млн кВтч.

Объемы покупки электроэнергии по регулируемым и нерегулируемым ценам приведены на рисунке 1


5000
4000
3000
2000
1000
0
Млн. кВтч
30.9
882.5
3589.5
26,5
826,3
3049,2
25,4
1553,7
2287,2
33,8
2001,3
2742,4
1 квартал
2 квартал
3 квартал
4 квартал
объём покупки э/э на разничном рынке
объём покупки по нерегулируемым ценам (РСВ, БР)
объём покупки по регулируемой цене

Покупка мощности в 2009 году осуществлялась также как по регулируемым договорам (в объеме 37 023,53 МВт), так и по нерегулируемым ценам (14 266,8 МВт). Распределение объемов покупки представлено на рисунке 2.



16000
12000
8000
4000
0
МВт
2346,5
2580,2
4709,4
4630,6
8244,8
11650,7
8729,2
8418,9
1 квартал
2 квартал
3 квартал
4 квартал
объём покупки мощности по регулируемым договорам
объём покупки по нерегулируемым ценам

4.6. ДИНАМИКА ЭЛЕКТРОПОТРЕБЛЕНИЯ, РАСЧЁТОВ С ПОТРЕБИТЕЛЯМИ С РАЗБИВКОЙ НА РЕГУЛИРУЕМЫЕ/НЕРЕГУЛИРУЕМЫЕ ОБЪЁМЫ И СТРУКТУРА АБОНЕНТСКОЙ ЗАДОЛЖЕННОСТИ ЗА ПОСЛЕДНИЕ 3 ГОДА.

Традиционные потребители

показатели ф. 46 ЭЭ		2007г. факт	2008г. факт	2009г. факт
Полезный отпуск электро-энергии (млн кВт.ч)	всего	19 262	17 921	15 334
	по регули-руемым тарифам	17 670	14 004	10 446
	по нерегули-руемым ценам (тарифам)	1 592	3 917	4 888
Объём продаж электро-энергии (млн руб.) без НДС	всего	21 558	24 551	25 246
	по регули-руемым тарифам	19 524	18 321	16 700
	по нерегули-руемым ценам (тарифам)	2 034	6 230	8 546

На конец отчетного 2009 года в структуре дебиторской абонентской задолженности по степени ликвидности по сравнению с началом года произошли следующие изменения:
- на 9,94 процентных пункта уменьшилась доля текущей задолженности;
- на 10,64 процентных пункта увеличилась доля рабочей задолженности;
- на 0,60 процентных пункта уменьшилась доля мораторной задолженности;
- на 0,10 процентных пункта уменьшилась доля невозможной к взысканию задолженности ("мертвой").

В результате на 01.01.2010 года сложилась следующая структура дебиторской абонентской задолженности за электроэнергию:
- текущая - 59,84%
- рабочая - 37,90%
- мораторная - 0,85%
- невозможная к взысканию ("мертвая") - 1,41%.

Структура дебиторской абонентской задолженности за энергию на 01.01.2009 год.
- текущая - 69,78%
- рабочая - 27,26%
- мораторная - 1,45%
- невозможная к взысканию ("мертвая") - 1,51%.

Структура дебиторской абонентской задолженности за энергию на 01.01.2008 год.
- текущая - 71,08%
- рабочая - 19,69%
- мораторная - 5,76%
- невозможная к взысканию ("мертвая") - 3,47%.

Структура дебиторской абонентской задолженности по степени ликвидности за 2007-2009гг.

на 01.01.2010 год



на 01.01.2010г
мораторная 0,85%
невозможная к взысканию 1,41%
рабочая 37,9%
текущая 59,84%



на 01.01.2009г
мораторная 1,45%
невозможная к взысканию 1,51%
рабочая 27,26%
текущая 69,78%



на 01.01.2008г
мораторная 5,76%
невозможная к взысканию 3.47%
рабочая 19,69%
текущая 71.08%

САМАРАЭНЕРГО



ОАО «САМАРАЭНЕРГО» ВОШЛО В ЧИСЛО ЛИДЕРОВ ПО ОБЪЕМУ СДЕЛОК НА ПОКУПКУ МОЩНОСТИ

ПО ИТОГАМ 2009 ГОДА ОАО «САМАРАЭНЕРГО» ЗАНЯЛО 8 МЕСТО В КАТЕГОРИИ "ПОКУПАТЕЛЬ"

«В 2009 году ОАО «Самараэнерго» на Бирже «Арена» заключило 68 договоров на поставку мощности. Самым крупным поставщиком стало ОАО «Волжская ТГК»... Генеральный директор ОАО «Товарная биржа «Арена» Сергей Трофименко поздравил генерального директора Максима Сойфера и коллектив ОАО «Самараэнерго» с достигнутыми высокими результатами и выразил надежду на дальнейшее сотрудничество на благо развития электро-энергетической отрасли Самарской губернии».

Газета
«EnergyLand.info»
4 января 2010 г.

«САМАРАЭНЕРГО» НА «АРЕНЕ»

«ОАО «Биржа «Арена» составило рейтинг участников торгов мощностью за 2009 год. В категории «Покупатель» ОАО «Самараэнерго» заняло восьмое место. Всего в рейтинге участвовали 121 энергосбытовые и энергоснабжающие организации. Основным критерием оценки участников стал показатель максимального объема сделок на покупку мощности. Составляя рейтинг участников ОРЭМ по итогам торгов мощностью за 2009 год, на бирже отметили высокую активность и профес-сионализм специалистов «Самара-энерго»: аналитиков и специалистов Коммерческого центра, принимавших в 2009 году участие в торгах, разработке правил, оформлении сделок...»

Газета
«Волжская Коммуна»
24 декабря 2009 г.

ПОПАЛИ В ДЕСЯТКУ

«ОАО «Самараэнерго» заняло восьмое место в рейтинге гарантирующих поставщиков электроэнергии России, составленном независимыми экспертами и опубликован-ном отраслевым профессиональным журналом «Энергорынок» (№5, 2008 г.). Рейтинг гарантирующих поставщиков и энергосбытовых компаний, составляемый четвертый год подряд, отражает основные показатели деятельности сбытов и эффективность их работы на оптовом рынке с точки зрения качества. Суммарным критерием оценки являются объемы энергопотребления, характеристики планирования, использование инструментов работы на оптовом рынке, «дисциплинированность» компании, характеристика зон деятельности сбыта и количество клиентов...».

Газета
«Город НСК»
18 июля 2008 г.

ОСНОВНЫЕ ПОКАЗАТЕЛИ БУХГАЛТЕРСКОЙ И ФИНАНСОВОЙ ОТЧЕТНОСТИ ОБЩЕСТВА

5.1. ОСНОВНЫЕ ПОЛОЖЕНИЯ УЧЕТНОЙ ПОЛИТИКИ ОБЩЕСТВА.

Учетная политика ОАО «Самараэнерго» на 2009 год утверждена приказами руководителя № 425 и № 426 от 31.12.2008 года.

1. Основа составления

ОАО «Самараэнерго» организует и ведет бухгалтерский учет, составляет бухгалтерскую отчетность в соответствии с Федеральным законом от 21.11.1996г. № 129-ФЗ «О бухгалтерском учете», Положением по ведению бухгалтерского учета и бухгалтерской отчетности в Российской Федерации, утвержденным приказом Министерства финансов Российской Федерации от 29.07.1998г. № 34н (ред. 26.03.2007г.), Положениями по бухгалтерскому учету и иными нормативными документами в области бухгалтерского учета.

2. Составление финансовой (бухгалтерской) отчетности

Годовая бухгалтерская отчетность ОАО «Самараэнерго» утверждается общим собранием акционеров в соответствии с требованиями ст.48 Закона «Об акционерных обществах» № 208-ФЗ от 26.12.1995г. (ред.01.12.2007г.). Срок составления годовой бухгалтерской отчетности ОАО «Самараэнерго» 01.02.2010 год.

3. Порядок проведения инвентаризации имущества и обязательств

Инвентаризация имущества и финансовых обязательств проводится в соответствии с п.1 статьи 12 Федерального закона от 21.11.1996г. (ред. 23.11.2009г.) № 129-ФЗ «О бухгалтерском учете» и Методическими указаниями по инвентаризации имущества и финансовых обязательств, утвержденными приказом Министерства финансов РФ от 13.06.1995г. № 49.
Проведение инвентаризации обязательно в случаях, предусмотренных законодательством.

4. Учет капитальных вложений и оборудования к установке

Учёт капитальных вложений ведётся в соответствии с «Положением по бухгалтерскому учёту долгосрочных инвестиций» (утверждено письмом Минфина № 160 от 30.12.1993)
К капитальным вложениям относятся затраты на создание, приобретение, реконструкцию или модернизацию основных средств, на новое строительство, а также на создание и приобретение нематериальных активов и затраты на НИОКР.
Оценка капитальных вложений осуществляется в сумме фактических затрат Общества.

5. Учет основных средств

Основные средства учитываются в бухгалтерском учете в соответствии с ПБУ 6/01 «Учет основных средств», утвержденного приказом Минфина РФ № 26н от 30.03.2001г. (в ред. Приказов Минфина РФ от 18.05.2002 №45н, от 12.12.2005 №147н, от 18.09.2006 №116н, от 27.11.2006 №156н)
К основным средствам относится имущество, соответствующее критериям п. 4 ПБУ 6/01. Учет основных средств ведется на счете 01 "Основные средства".
Стоимость основных средств погашается путем начисления амортизационных отчислений и списания их на расходы по продаже в течение срока их полезного использования.

6. Учет нематериальных активов

Бухгалтерский учёт нематериальных активов, кроме результатов НИОКР, осуществляется в соответствии с ПБУ 14/2007, утвержденным приказом Минфина РФ от 27.12.2007г. № 153н.
К нематериальным активам относятся активы, в отношении которых одновременно выполняются условия, перечисленные в п. 3 ПБУ 14/2007.
В составе нематериальных активов отражен товарный знак ОАО «Самараэнерго».

7. Учет расходов на НИОКР

Бухгалтерский учёт расходов на НИОКР осуществляется в соответствии с ПБУ 17/02, утвержденным приказом Минфина РФ от 19.11.2002г. № 115н (в редакции Приказа Минфина РФ от 18.09.2006 года №116н).
Научно-исследовательские, опытно-конструкторские и технологические работы, выполненные как собственными силами, так и силами сторонних организаций, по которым получены результаты, подлежащие правовой охране, но не оформленные в установленном законодательстве порядке, либо по которым получены результаты, не подлежащие правовой охране в соответствии с нормами действующего законодательства, являются расходами на НИОКР. Признание таких расходов осуществляется в соответствии с п.7. ПБУ 17/02.

8. Учет материально-производственных запасов

Бухгалтерский учёт материальных - производственных запасов (далее МПЗ) осуществляется в соответствии с ПБУ 5/01 утвержденным приказом Минфина РФ от 09.06.01г. № 44н (ред. приказами Минфина РФ от 27.11.2006 № 156н и от 26.03.2007г. № 26н) и методическими указаниями по бухгалтерскому учёту МПЗ, утвержденными приказами Минфина РФ от 18.12.2001 № 119 н.

Активы, признаются в качестве МПЗ в соответствии с п.2 ПБУ5/01. В состав МПЗ входят материалы, готовая продукция, товары, предназначенные для перепродажи и для безвозмездной передачи.

Группировка осуществляется в разрезе каждого объекта учета и представлена в рабочем Плане счетов в разрезе субсчетов.

В 2009 году под снижение стоимости материально-производственных ценностей создан резерв в размере 113,4 тыс. рублей.

9. Учет денежных средств

Учётным объектом денежных средств Общества являются наличные денежные средства в кассе, денежные средства на счетах в банках и денежные документы. Учёт кассовых операций в Обществе ведется в соответствии с «Порядком ведения кассовых операций в РФ», утвержденным Письмом ЦБ РФ от 04.10.1993 N 18 (в ред. от 26.02.1996).

В финансовой (бухгалтерской) отчетности (балансе) остатки денежных средств в кассе, на счетах в кредитных организациях отражаются по статье «Денежные средства» в сумме, равной денежному эквиваленту в рублях. Информация о движении денежных средств раскрывается в ф.4 «Отчёт о движении денежных средств».

10. Учет финансовых вложений

Учёт финансовых вложений ведется в соответствии с ПБУ 19/02 «Учёт финансовых вложений», утвержденного Приказом Минфина России № 126н от 10.12.2002 (в ред. Приказов Минфина РФ от 18.09.2006 №116н, от 27.11.2006 №156н).

Финансовые вложения принимаются к бухгалтерскому учету по фактическим затратам на их приобретение.

К финансовым вложениям Общества относят активы, которые признаны в соответствии с критериями, установленными п.3 ПБУ 19/02.

Для оценки финансовых вложений в отчетности они подразделяются на две группы:

– финансовые вложения, по которым определяется текущая рыночная стоимость;

– финансовые вложения, по которым их текущая рыночная стоимость не определяется.

Финансовые вложения, по которым можно определить текущую рыночную стоимость в установленном порядке, их стоимость уточняется ежегодно на конец отчетного периода путем корректировки их оценки на предыдущую отчетную дату. Разница между оценкой финансовых вложений по текущей рыночной стоимости на отчетную дату и предыдущей оценкой финансовых вложений относится на финансовые результаты ОАО «Самараэнерго» (на счет 91 «Прочие доходы и расходы»).

Финансовые вложения, по которым не определяется текущая рыночная стоимость, подлежат отражению в бухгалтерском учете и бухгалтерской отчетности на отчетную дату по первоначальной стоимости. В финансовой (бухгалтерской) отчётности финансовые вложения отражаются с подразделением на краткосрочные и долгосрочные вложения.

В 2009 году Обществом на конец отчетного года создан резерв под обесценение ценных бумаг в размере 90,0 тыс. руб.

11. Учет расходов будущих периодов

Учет расходов будущих периодов ведется в соответствии с ПБУ 10/99 «Расходы организации», утвержденного приказом Минфина РФ №33н от 06.05.1999 г. (в редакции Приказов Минфина РФ от 30.12.1999 №107н, от 30.03.2001 №27н, от 18.09.2006 №116н, от 27.11.2006 №156н).

В целях соблюдения принципа соответствия доходов и расходов, расходы, произведенные в данном отчетном периоде, но относящиеся к будущим отчетным периодам, учитываются в составе расходов будущих периодов, в том числе:

– лицензии, разрешения, сертификации, за исключением расходов на их оформление (госпошлина);

– единовременные лицензии, разрешения, сертификации платежи за право доступа в систему «Интернет»;

– расходы, связанные с приобретением права на использование программных продуктов и баз данных по договорам с правообладателем (неисключительные права), в том числе расходы на расширение и обновление программ и баз данных;

– расходы по страхованию имущества и работников;

– расходы на оплату отпусков работникам, переходящие на следующий месяц;

– иные расходы, относящиеся к будущим периодам.

Расходы по оформлению лицензий относятся на текущие расходы.

В финансовой (бухгалтерской) отчётности остаток расходов будущих периодов отражается в сумме фактических расходов в составе оборотных активов.

12. Учет расчетов и обязательств

Дебиторской задолженностью признается имущественное право, на получение с должника определенной денежной суммы, товара, услуги и т.п. Дебиторская задолженность отражается в бухгалтерском учёте в полной сумме, подлежащей оплате покупателями продукции, потребителями работ, услуг, на основании условий договоров.

Общество в 2009 году не создавало резерв по сомнительным долгам по расчетам за продукцию, товары, работы и услуги.

13. Учет собственного капитала

Капитал Общества складывается из:

– Уставного капитала;

– Добавочного капитала;

– Резервного капитала;

– Нераспределенной прибыли.

Уставный капитал сформирован за счет вкладов учредителей и состоит из номинальной стоимости акций, размещенных среди акционеров, в соответствии с Уставом Общества.

Добавочный капитал формируется за счёт сумм проведенных переоценок основных средств и эмиссионного дохода, рассчитанного как разница между номинальной и продажной ценой акций, вырученной в процессе формирования (увеличения) уставного капитала за счёт продажи акций по цене, превышающей их номинальную стоимость. Использование добавочного капитала производится по решению собрания акционеров Общества.

Резервный капитал создается в порядке и размерах, предусмотренных уставом, т.е. не более 5% от Уставного капитала. Использование резервного капитала производится в соответствии с решением акционеров Общества. Синтетический учёт резервного капитала ведется на счёте 82. В финансовой (бухгалтерской) отчётности (балансе) резервный капитал отражается по статье «Резервный капитал» в части неиспользованного остатка.

14. Учетов доходов и расходов

Бухгалтерский учет доходов от реализации товаров, работ, услуг осуществляется в соответствии с ПБУ 9/99 «Доходы организации» (утвержденным Приказом Минфина № 32н от 06.05.1999г. (в редакции Приказов Минфина РФ от 30.12.1999г. № 107н, от 30.03.2001 № 27н, от 18.09.2006г. №116н, от 27.11.2006г. №156н).

Доходами Общества являются доходы от перепродажи электрической энергии, мощности по утвержденным тарифам и других видов деятельности (доходы от обычных видов деятельности). Доходы, отличные от доходов от обычных видов деятельности, считаются прочими поступлениями (согласно п.п. 7 и 9 ПБУ 9/99 «Доходы организации»).

Учет выручки от продажи товаров, поступлений, связанных с оказанием услуг ведется по видам деятельности на счёте 90 «Продажи» субсчёте 90/1 «Выручка» в аналитике согласно рабочему плану счетов. Выручка признается в бухгалтерском учете в соответствии с п.12 ПБУ 9/99.

Бухгалтерский учет расходов осуществляется в соответствии с ПБУ 10/99 «Расходы организации» (утвержденным Приказом Минфина № 33н от 06.05.1999г. (в редакции Приказов Минфина РФ от 30.12.1999 г. № 107н, 30.03.2001 № 27н, от 18.09.2006г. №116н, от 27.11.2006г. №156н).

К расходам по обычным видам деятельности относятся все расходы, связанные с продажей товаров, оказанием услуг, выполнением работ, в соответствии с пп.5-10 ПБУ 10/99 «Расходы организации».

Расходы признаются в бухгалтерском учете в соответствии с п.16 и п.18 ПБУ 10/99.

15. Учет текущего налога на прибыль

Учет расчетов по налогу на прибыль в бухгалтерском учете осуществляется в соответствии с требованиями ПБУ 18/02 «Учет расчетов по налогу на прибыль организаций», утвержденным приказом Минфина РФ от 19.11.2002г. № 114н (ред. от 11.02.2008г. приказом Минфина РФ № 23н).

Под постоянными разницами понимаются доходы и расходы:
- формирующие бухгалтерскую прибыль (убыток) отчетного года, но не включаемые в расчет налоговой базы по налогу на прибыль как отчетного, так и последующих отчетных периодов;
- учитываемые при определении налоговой базы по налогу на прибыль, но не признаваемые для целей бухгалтерского учета доходами и расходами как отчетного, так и последующих отчетных периодов.

Под постоянным налоговым обязательством (активом) понимается сумма налога, которая приводит к увеличению (уменьшению) налоговых платежей по налогу на прибыль.

Текущим налогом на прибыль признается налог на прибыль для целей налогообложения, определяемый исходя из величины условного расхода (условного дохода), скорректированной на суммы постоянного налогового обязательства (актива), увеличения или уменьшения отложенного налогового актива и отложенного налогового обязательства отчетного периода. Текущий налог на прибыль определятся на основе данных, сформированных в бухгалтерском учете, и соответствует сумме исчисленного налога на прибыль, отраженного в налоговой декларации по налогу на прибыль.

Задолженность либо переплата по текущему налогу на прибыль за каждый отчетный период отражаются в бухгалтерском балансе соответственно в качестве краткосрочного обязательства в размере неоплаченной суммы налога или дебиторской задолженности в размере переплаты и (или) излишне взысканной суммы налога.

16. Учёт активов и обязательств за балансом.

Информация о наличии и движении ценностей, временно находящихся в пользовании или распоряжении Общества, условных прав и обязательств отражается за балансом.

Бухгалтерский учёт указанных объектов ведется по простой системе (без использования метода двойной записи).

17. Отражение в отчётности событий после отчётной даты, условных фактов хозяйственной деятельности, информации по прекращаемой деятельности и о связанных сторонах.

Учет событий после отчетной даты осуществляется в соответствии с ПБУ 7/98 «События после отчетной даты», утвержденным приказом Минфина РФ от 25.11.1998г. № 56н (ред. от 20.12.2007г. приказом Минфина РФ № 143н). В случае если между датой подписания бухгалтерской отчетности и датой её утверждения в установленном порядке получена новая информация о событиях после отчетной даты, раскрытых в бухгалтерской отчетности, представленной пользователям, и (или) произошли (выявлены) события, которые могут оказать существенное влияние на финансовое состояние, движение денежных средств или результаты деятельности организации, то ОАО «Самараэнерго» информирует об этом лиц, которым была представлена данная бухгалтерская отчетность.

Условные обязательства отражаются в соответствии с ПБУ 8/01 «Условные факты хозяйственной деятельности», утвержденным приказом Минфина РФ от 28.11.2001г. № 96н (в ред. приказов Минфина РФ от 18.09.2006г. №116н и от 20.12.2007 № 144н). Информация о связанных сторонах раскрывается в бухгалтерской отчетности Общества в соответствии с ПБУ 11/2008 «Информация о связанных сторонах», утвержденным приказом Минфина РФ от 29.04.2008г. № 48н.

В бухгалтерской отчетности Общества за 2009 год отсутствует информация по прекращаемой деятельности, подлежащая раскрытию, согласно требованиям ПБУ 16/02 «Информация по прекращаемой деятельности», утвержденным приказом Минфина РФ от 02.07.2002г. № 66н (в ред. приказа Минфина РФ от 18.09.2006 N 116н).

18. Налоговый учет

ОАО «Самараэнерго» исчисляет и уплачивает налоги и сборы в соответствии с законодательством Российской Федерации о налогах и сборах, законодательством субъектов Российской Федерации о налогах и сборах, нормативными правовыми актами органов местного самоуправления о налогах и сборах.

Формирование налогооблагаемой базы и составление налоговой отчетности по налогу на прибыль осуществляется Бухгалтерией централизованно по ОАО «Самараэнерго» на основании данных, представляемых отделом налогового учета и обособленными подразделениями ОАО «Самараэнерго».

Порядок документооборота, связанного с налоговым учетом, сроки подготовки и представления документов (регистров, справок), необходимых для исчисления налоговой базы и расчета налогов и сборов, а также ответственность за правильность исчисления налогов и сборов, своевременность и правильность составления указанных документов регламентируются отдельными внутренними распорядительными документами ОАО «Самараэнерго», утверждаемыми в установленном порядке.

Ответственность за правильность исчисления налогов и сборов, исчисляемых и уплачиваемых ОАО «Самараэнерго», несет руководитель Общества.

5.2. АНАЛИЗ ДИНАМИКИ РЕЗУЛЬТАТОВ ДЕЯТЕЛЬНОСТИ И ФИНАНСОВОГО ПОЛОЖЕНИЯ КОМПАНИИ (В ТОМ ЧИСЛЕ АНАЛИЗ СТРУКТУРЫ И ДИНАМИКИ ЧИСТЫХ АКТИВОВ) ЗА ПОСЛЕДНИЕ 3 ГОДА.

		2007 год	2008 год	2009 год
Выручка по отгрузке	тыс. руб	25 060 352	28 115 369	27 859 677
Себе-стоимость	тыс. руб	(24 814 573)	(27 155 389)	(26 874 329)
Валовая прибыль	тыс. руб	245 779	959 980	985 348
Прибыль до налого-обложения	тыс. руб	707 613	(76 076)	(893 375)
Чистая прибыль	тыс. руб	1 123 949	71 065	(1 069 078)

Финансовые показатели	Значение показателя			
Показатели ликвидности	2007	2008	2009	рек. знач.
Коэффициент абсолютной ликвидности	0,93	1,14	0,26	0,2-0,5
Коэффициент срочной ликвидности	1,91	2,75	1,25	0,8-1,0
Коэффициент текущей ликвидности	2,29	3,02	1,42	>1,0
Показатели финансовой устойчивости				
Коэффициент финансовой независимости	0,70	0,70	0,42	0,5-0,6
Показатели рентабельности				
Рентабельность продаж	-0,99%	3,41%	3,54%	-
Рентабельность собственного капитала	24,50%	17,25%	-9,91%	-
Рентабельность активов	28,40%	0,46%	-21,96%	-
Показатели деловой активности				
Динамика дебиторской задолженности	71,2%	67,85%	28,22%	-
Динамика кредиторской задолженности	-9,82%	26,67%	-25,65%	-
Соотношение дебиторской и кредиторской задолженности	1,24	1,64	2,49	-

Значения относительных финансовых показателей не ниже рекомендуемых значений. Анализ показателей ликвидности и финансовой устойчивости за период с начала 2007 года позволяет сделать вывод об относительно стабильном финансовом состоянии компании.

В рассматриваемый период по результатам экспресс-анализа компания имеет устойчивое финансовое положение, что сохраняется на протяжении последних нескольких лет

	на 01.01.2009 (тыс. руб.)	на 31.12.2009 (тыс. руб.)	отклонение	
			абс.	%
Активы	**4 641 416**	**5 097 032**	**455 616**	**9,81**
Нематериальные активы	23	11	-12	-52,17
Основные средства	66 904	121 814	54 910	82,07
Незавершенное строительство	1 499	1 601	102	6,80
Долгосрочные финансовые вложения	338 579	813 650	475 071	140,31
Прочие внеоборотные активы (включая величину отложенных налоговых активов)	5 995	6 079	84	1,40
Запасы	32 646	42 758	10 112	30,97
НДС по приобретенным ценностям	325 649	432 088	106 439	32,69
Дебиторская задолженность	2 272 293	2 913 607	641 314	28,22
Краткосрочные финансовые вложения	700 418	468 032	-232 386	-33,18
Денежные средства	897 410	297 392	-600 018	-66,86
Прочие оборотные активы	0	0	0	0,00
Пассивы	**1 406 633**	**2 935 158**	**1 528 525**	**108,6**
Долгосрочные обязательства по займам и кредитам	0	0	0	0,00
Прочие долгосрочные обязательства (включая резерв по сомнительным долгам)	6 594	7 324	730	11,07
Краткосрочные обязательства по займам и кредитам	0	1 883 729	1 883 729	0
Кредиторская задолженность	1 387 029	1 031 276	-355 753	-25,65
Задолженность участникам (учредителям) по выплате доходов	9 600	9 419	-181	-1,89
Резервы предстоящих расходов и платежей	3 410	3 410	0	0,00
Чистые активы	**3 234 783**	**2 161 874**	**-1 072 909**	**-33,16**
Уставный капитал	**889 952**	**889 952**	**0**	**0,00**
Разность между ЧА и УК	**2 344 831**	**1 271 922**	**-1 072 909**	**-45,75**

Величина чистых активов превышает размер уставного капитала и является основным исходным показателем устойчивости финансового состояния Общества.

5.3. БУХГАЛТЕРСКИЙ БАЛАНС ОБЩЕСТВА ЗА ОТЧЕТНЫЙ ПЕРИОД.

БУХГАЛТЕРСКИЙ БАЛАНС на 31 декабря 2009 года		КОДЫ
	Форма N1 по ОКУД	0710001
	Дата [год, месяц, число]	2009\12\31
Организация ОАО «Самараэнерго»	по ОКПО	102504
Идентификационный номер налогоплательщика	ИНН	6315222985
Вид деятельности	по ОКВЭД	51.56.4
Единица измерения тыс.руб	по ОКЕИ	384
443099, г.Самара, ул.Ленинградская, д.27		

АКТИВ	Примечание	Код	На начало отчетного года	На конец отчетного года
1	А	2	3	4
I. ВНЕОБОРОТНЫЕ АКТИВЫ				
Нематериальные активы		110	23	11
в том числе:				
права на патенты, программы, товарные знаки (знаки обслуживания), иные аналогичные с перечисленными права и активы		111	23	11
организационные расходы		112	-	-
деловая репутация организации		113	-	-
другие виды нематериальных активов		114	-	-
результаты НИОКР		115	-	-
Основные средства		120	66 904	121 814
в том числе:				
земельные участки и объекты природопользования		121	50	1 110
здания, машины и оборудование, сооружения		122	61 871	115 692
другие виды основных средств		123	4 983	5 012
Незавершенное строительство		130	1 499	1 601
в том числе				
оборудование к установке		13001	-	-
вложения во внеоборотные активы		13002	1 499	1 601
Доходные вложения в материальные ценности		135	-	-
в том числе:				
имущество для передачи в лизинг		136	-	-
имущество, предоставляемое по договору аренды		137	-	-
Долгосрочные финансовые вложения в том числе:		140	338 579	842540
инвестиции в дочерние общества		141	-	-
инвестиции в зависимые общества		142	90	-
инвестиции в другие организации		143	6	6
займы, предоставленные организациям на срок более 12 месяцев		144	-	-
прочие долгосрочные финансовые вложения		145	338 483	842 534
ДЛЯ СВОДНОЙ ОТЧЕТНОСТИ Деловая репутация дочерних обществ		146	-	-
Оценка участия головной организации в зависимом обществе		147	-	-
Отложенные налоговые активы		148	5995	6079
Прочие внеоборотные активы		150	-	-
ИТОГО по разделу I		190	413 000	972 045

АКТИВ	Примечание	Код	На начало отчетного года	На конец отчетного года
1	А	2	3	4
II. ОБОРОТНЫЕ АКТИВЫ				
Запасы		210	32 646	42 758
в том числе:				
сырье, материалы и другие аналогичные ценности		211	10 859	13 404
из них:				
мазут		21101	-	-
уголь		21102	-	-
дизельное топливо		21103	-	-
другое технологическое топливо		21104	-	-
запасные части		21105	5 869	7 776
прочие сырье и материалы		21107	4 990	5 628
животные на выращивании и откорме		212	-	-
затраты в незавершенном производстве		213	-	-
готовая продукция и товары для перепродажи		214	141	514
товары отгруженные		215	-	-
расходы будущих периодов		216	21 646	28 840

прочие запасы и затраты		217	-	-
Налог на добавленную стоимость по приобретенным ценностям		220	325 649	432 088
из них				
НДС при покупках электроэнергии		22001	128 315	249 403
Дебиторская задолженность (платежи по которой ожидаются более чем через 12 месяцев после отчетной даты)		230	13 327	9 446
в том числе:				
покупатели и заказчики		231	-	-
из них:				
финансируемые из федерального бюджета		23101	-	-
финансируемых из бюджетов субъектов РФ		23102	-	-
финансируемых из местных бюджетов		23103	-	-
другие покупатели и заказчики		23104	-	-
векселя к получению		232	-	
задолженность дочерних и зависимых обществ		233	-	-
авансы выданные		234	-	-
прочие дебиторы		235	13 327	9 446
из них:				
задолженность по договорам долевого участия		23501	-	-
векселя		23502	-	-
другие дебиторы		23503	13 327	9 446
Дебиторская задолженность (платежи по которой ожидаются в течение 12 месяцев после отчетной даты)		240	2 258 966	2 904 161
в том числе:				
покупатели и заказчики		241	1 490 261	2 143 163
из них:				
при продаже электроэнергии внутри группы		24101	-	-
посредники при продаже электрической и тепловой энергии		24102	-	-
организации, финансируемые из федерального бюджета		24103	35 526	20 950
организации, финансируемые из бюджетов РФ		24104	-	-
организации, финансируемые из местных бюджетов		24105	40 538	55 087
прочие потребители электрической и тепловой энергии		24106	1 389 679	2 016 369
задолженность по абонентной плате		24107	-	-
другие покупатели и заказчики		24108	24 518	50 757

АКТИВ	Примечание	Код	На начало отчетного года	На конец отчетного года
1	А	2	3	4
векселя к получению		242	-	-
задолженность дочерних и зависимых обществ		243	-	-
задолженность участников (учредителей) по взносам в уставный капитал		244	-	-
авансы выданные		245	28 487	20 409
в том числе:				
поставщикам электрической энергии		24501	5 336	10 082
поставщикам топлива		24502	1 253	1 264
поставщикам материалов		24503	393	68
строительным организациям		24504	2 169	109
ремонтным организациям		24505	-	108
поставщикам услуг		24506	13 791	4 908
прочие авансы выданные		24507	5 545	3 870
прочие дебиторы		246	740 218	740 589
в том числе:				
по пеням, штрафам, неустойкам по договорам		24601	9 229	10 077
переплата по налогам в федеральный бюджет		24602	90 662	163 518
переплата по налогам в бюджеты субъектов РФ		24603	326 821	425 766
переплата по налогам в местные бюджеты		24604	36 849	8 467
переплата по платежам в государственные внебюджетные фонды		24605	332	706
векселя		24613	-	-
другие дебиторы		24611	276 325	132 055
Краткосрочные финансовые вложения		250	700 418	439 142
в том числе:				
займы, предоставленные организациям на срок менее 12 месяцев		251	-	-
прочие краткосрочные финансовые вложения		253	700 418	439 142
Денежные средства		260	897 410	297 392
в том числе:				
касса		261	3	2
расчетные счета		262	607 344	219 190
валютные счета		263	218 511	5 491
прочие денежные средства		264	71 552	72 709

в том числе:				
специальные счета в банках		26401	71 549	72 707
денежные документы		26402	3	2
переводы в пути		26403	-	-
Прочие оборотные активы		270	-	-
в том числе:				
внутрихозяйственные расчеты по текущим операциям		27002	-	-
внутрихозяйственные расчеты по строительству		27003	-	-
внутрихозяйственные расчеты по ПИР		27004	-	-
внутрихозяйственные расчеты по смете защиты объектов		27006	-	-
внутрихозяйственные расчеты по НДС		27007	-	-
другие оборотные активы		27005	-	-
ИТОГО по разделу II		290	4 228 416	4 124 987
Баланс		300	4 641 416	5 097 032

ПАССИВ	Примечание	Код	На начало отчетного года	На конец отчетного года
1	А	2	3	4
III.КАПИТАЛ И РЕЗЕРВЫ				
Уставный капитал		410	889 952	889 952
в акциях привилегированных		41001	5 220	5 220
в акциях обыкновенных		41002	884 732	884 732
Собственные акции, выкупленные у акционеров		415	-	-
Добавочный капитал		420	1 161 236	448 105
Расчеты по выделенному имуществу		423	-	-
Резервный капитал		430	204 437	204 437
в том числе:				
резервы, образованные в соответствии с законодательством		431	204 437	204 437
резервы, образованные в соответствии с учредительными документами		432	-	-
Фонды (фонд потребления, фонд накопления)		450	-	67 411
Нераспределенная прибыль (непокрытый убыток) прошлых лет		460	977 962	1 620 028
		465	-	-
Нераспределенная прибыль (непокрытый убыток) отчетного года		470	-	(1 069 078)
		475	-	-
ИТОГО по разделу III		490	3 233 587	2 160 855
ДЛЯ СВОДНОЙ ОТЧЕТНОСТИ Деловая репутация дочерних обществ		495	-	-
Доля меньшинства		500	-	-
IV. ДОЛГОСРОЧНЫЕ ОБЯЗАТЕЛЬСТВА Займы и кредиты		510	-	-
в том числе:				
кредиты банков, подлежащие погашению				
более чем через 12 месяцев после отчетной даты		511	-	-
займы, подлежащие погашению				
более чем через 12 месяцев после отчетной даты		512	-	-
Отложенные налоговые обязательства		515	6 594	7 324
Прочие долгосрочные обязательства		520	-	-
в том числе:				
кредиторская задолженность поставщиков и подрядчиков		52001	-	-
кредиторская задолженность перед социальными фондами		52002	-	-
в том числе:				
Пенсионному фонду РФ		52003	-	-
Фонду обязательного медицинского страхования		52004	-	-
Фонду занятости		52005	-	-
Фонду социального страхования		52006	-	-
по пеням и штрафам в государственные внебюджетные фонды		52007	-	-
кредиторская задолженность перед бюджетом (реструктуризированные налоги)		52008	-	-
из нее:				
федеральному бюджету		52009	-	-
бюджетам субъектов РФ		52010	-	-
местным бюджетам		52011	-	-
кредиторская задолженность по налогу на прибыль по базе переходного периода из нее:		52020	-	-

федеральному бюджету		52021	-	-
бюджетам субъектов РФ		52022	-	-
местным бюджета		52023	-	-
прочие долгосрочные обязательства		52012	-	-
ИТОГО по разделу IV		590	6 594	7 324
V. КРАТКОСРОЧНЫЕ ОБЯЗАТЕЛЬСТВА				
Займы и кредиты		610	-	1 883 729
в том числе:				
кредиты банков, подлежащие погашению в течение				
12 месяцев после отчетной даты		611	-	1 883 729
займы, подлежащие погашению в течение				
12 месяцев после отчетной даты		612	-	-

ПАССИВ	Примечание	Код	На начало отчетного года	На конец отчетного года
1	А	2	3	4
Кредиторская задолженность		620	1 387 029	1 031 276
в том числе:				
поставщики и подрядчики		621	738 956	640 540
из них:				
поставщикам электроэнергии		62101	176 401	262 821
прочим поставщикам электрической энергии		62102	-	-
поставщикам газа		62103	-	-
поставщикам мазута		62104	-	-
поставщикам угля		62105	-	-
поставщикам иного топлива		62112	50	88
строительным организациям		62106	1 169	8 471
ремонтным организациям		62107	307	15
другим поставщикам и подрядчикам		62109	561 029	369 145
векселя к уплате		622	-	-
задолженность перед дочерними и зависимыми обществами		623	-	-
задолженность по оплате труда перед персоналом		624	25 024	29 353
в том числе:				
текущая		62401	25 024	29 353
просроченная		62402	-	-
задолженность перед государственными и внебюджетными фондами		625	10 561	10 136
в том числе:				
Пенсионному фонду РФ		62501	8 495	8 125

Фонду обязательного медицинского страхования		62502	1 053	988
Фонду занятости		62503	-	-
Фонду социального страхования		62504	87	95
по пеням и штрафам в государственные внебюджетные фонды		62505	926	928
задолженность по налогам и сборам		626	31 300	8 337
задолженность перед бюджетом текущая		62610	31 300	8 337
в том числе:				
федеральному бюджету		62601	1 617	122
бюджетам субъектов РФ		62602	24 263	4 729
местным бюджетам		62603	5 420	3 486
задолженность перед бюджетом по налогу на прибыль по базе переходного периода		62620	-	-
в том числе:				
федеральному бюджету		62621	-	-
бюджетам субъектов РФ		62622	-	-
местным бюджетам		62623	-	-
авансы полученные		627	551 402	315 384
в том числе:				
от потребителей электроэнергии		62701	549 586	314 546
от других потребителей электрической и тепловой энергии		62702	-	-
прочие полученные авансы		62703	1 816	838
прочие кредиторы		628	29 786	27 526
в том числе:				
НДС в неоплаченной продукции		62801	1 469	1 606
задолженность внебюджетному фонду НИОКР		62802	-	-
другие кредиторы		62808	28 317	25 920

ПАССИВ	Примечание	Код	На начало отчетного года	На конец отчетного года
1	А	2	3	4
Задолженность участникам (учредителям) по выплате доходов		630	9 600	9 419
Доходы будущих периодов		640	1 196	1 019
Резервы предстоящих расходов и платежей		650	3 410	3 410
Прочие краткосрочные обязательства		660	-	-
в том числе:				

внутрихозяйственные расчеты по текущим операциям		66002	-	-
внутрихозяйственные расчеты по строительству		66003	-	-
внутрихозяйственные расчеты по ПИР		66004	-	-
внутрихозяйственные расчеты по смете защиты объектов		66006	-	-
внутрихозяйственные расчеты по НДС		66007	-	-
другие краткосрочные обязательства		66005	-	-
ИТОГО по разделу V		690	1 401 235	2 928 853
БАЛАНС		700	4 641 416	5 097 032

Справка о наличии ценностей, учитываемых на забалансовых счетах

АКТИВ	Приме-чание	Код	На начало отчетного года	На конец отчетного года
Арендованные основные средства		910	147 257	148 510
в том числе по лизингу		911	-	-
Товарно материальные ценности, принятые на ответственное хранение		920	-	-
Материалы, принятые в переработку		925	-	-
Товары, принятые на комиссию		930	-	-
Оборудование, принятое для монтажа		935	-	-
Списанная в убыток задолженность неплатежеспособных дебиторов		940	648 187	131 804
Обеспечение обязательств и платежей полученные		950	-	-
Обеспечение обязательств и платежей выданные		960	-	-
Износ основных средств		970	-	-
Износ объектов внешнего благоустройства и других аналогичных объектов		980	-	-
Бланки строгой отчетности		990	3	2
Основные средства, сданные в аренду		992	-	-
Имущество, находящееся в федеральной собственности		993	-	-
Нематериальные активы, полученные в пользование		995	-	-
Имущество, переданное в уставный капитал в оплату приобретаемых акций		997	-	-

5.4. ОТЧЕТ О ПРИБЫЛЯХ И УБЫТКАХ ОБЩЕСТВА ЗА ОТЧЕТНЫЙ ПЕРИОД.

ОТЧЕТ О ПРИБЫЛЯХ И УБЫТКАХ ЗА 12 МЕСЯЦЕВ 2009г.		КОДЫ
	Форма N2 по ОКУД	О71ООО2
	Дата [год, месяц, число]	2009\12\31
Организация ОАО «Самараэнерго»	по ОКПО	102504
Идентификационный номер налогоплательщика	ИНН	6315222985
Вид деятельности	по ОКВЭД	51.56.4
Организационно-правовая форма \ форма собственности	по ОКОПФ\ ОКФС	47\34
Единица измерения тыс.руб	по ОКЕИ	384
443099, г.Самара, ул.Ленинградская, д.27		

Наименование показателя	Приме-чание	Код стр.	За отчетный период	За аналогичный период предыдущ. года
1	А	2	3	4
Доходы и расходы по обычным видам деятельности				
Выручка (нетто) от продажи товаров, продукции, работ, услуг (за минусом налога на добавленную стоимость, акцизов и аналогичных обязательных платежей),		010	27 859 677	28 115 369
электроэнергии и мощности внутренним потребителям		011	-	-
электроэнергии и мощности на экспорт		012	-	-
теплоэнергии		013	-	-
		014	-	-
выручка от транспортировки электро- и теплоэнергии		018	-	-
электроэнергии для сбытовых компаний		019	27 846 551	28 108 655
прочих товаров, продукции, работ, услуг промышленного характера		015	13 126	4 696
прочих товаров, продукции, работ, услуг непромышленного характера		016	-	2 018
товаров, продукции, работ, услуг по основной деятельности (для институтов)		017	-	-
доходы от участия в других организациях		032	-	-

Себестоимость проданных товаров, продукции, работ, услуг, в том числе проданных:		020	(26 874 329)	(27 155 389)
электроэнергии и мощности внутренним потребителям		021	-	-
электроэнергии и мощности на экспорт		022	-	-
теплоэнергии		023	-	-
абонентной платы (для РАО "ЕЭС России")		024	-	(322 177)
транспортировка электроэнергии		028	(7 439 052)	(8 204 492)
электроэнергиии сбытовыми компаниями		031	(19 426 481)	(18 622 935)
прочих товаров, продукции, работ, услуг промышленного характера		025	(8 796)	(3 806)
прочих товаров, продукции, работ, услуг непромышленного характера		026	-	(1 979)
товаров, продукции, работ, услуг по основной деятельности (для институтов)		027	-	-
расходы от участия в других организациях		033	-	-
Валовая прибыль		029	985 348	959 980
Коммерческие расходы		030	(581 714)	(550 438)
Управленческие расходы.		040	-	-
Прибыль (убыток) от продаж **Прочие доходы и расходы**		050	403 634	409 542
Проценты к получению		060	5 112	51 169
Проценты к уплате		070	(69 292)	(5 291)
Доходы от участия в других организациях		080	-	-
Прочие доходы.		090	2 072 179	1 920 339
Прочие расходы		100	(3 305 008)	(2 451 835)
Прибыль (убыток) до налогообложения		140	(893 375)	(76 076)
Отложенный налоговый актив		143	85	(7 949)
Отложенное налоговое обязательство		144	(763)	197
Текущий налог на прибыль		145	(147 598)	(140 210)
Иные аналогичные обязательные платежи		146	(27 427)	295 103
Налог на прибыль и иные аналогичные обязательные платежи		150	(175 703)	147 141
Прибыль (убыток) от обычной деятельности		160	(1 069 078)	71 065

ДЛЯ СВОДНОЙ ОТЧЕТНОСТИ Капитализированный доход (убыток)		184	-	-
Доля меньшинства		185	-	-
Чистая прибыль (нераспределенная прибыль (убыток) отчетного периода		19010	(1 069 078)	71 065

Наименование показателя	Приме-чание	Код стр.	За отчетный период	За аналогичный период предыдущ. года
1	А	2	3	4
V. Внутрихозяйственные расчеты				
стр. 140 Прибыль (убыток) до налогообложения		19011	-	-
стр. 150 Налог на прибыль и иные аналогичные обязательные платежи…		19012	-	-
Чистая прибыль нераспределенная прибыль(убыток) отчетного периода		19020	-	-
стр. 140 Прибыль (убыток) до налогообложения		19031	-	-
стр. 150 Налог на прибыль и иные аналогичные обязательные платежи…		19032	-	-
Чистая прибыль (нераспределенная прибыль(убыток) отчетного периода		19040	-	-
Чистая прибыль (нераспределенная прибыль(убыток) отчетного периода (19010+19020-19040)		190	(1 069 078)	71 065

Наименование показателя	Приме-чание	Код стр.	За отчетный период	За аналогичный период предыдущ. года
1	А	2	3	4
СПРАВОЧНО.				
Постоянные налоговые обязательства (активы)		200	326 951	166 220
Базовая прибыль (убыток) на акцию		201	0,3020	0,0200
Разводненная прибыль (убыток) на акцию		202	0,3020	0,0200

5.5. ЗАКЛЮЧЕНИЕ АУДИТОРА ОБЩЕСТВА.

ЗАО «ГАЗАУДИТ»

ЛИЦЕНЗИЯ №Е001288
МИНФИНА РФ
ИНН 6314010360
РОССИЯ, 443020, Г. САМАРА
УЛ. ЛЕНИНГРАДСКАЯ,75
ТЕЛ. (846) 333-28-55, 340-16-18

АУДИТОРСКОЕ ЗАКЛЮЧЕНИЕ
по финансовой (бухгалтерской) отчетности.

Адресат: акционерам Открытого акционерного общества энергетики и электрификации «Самараэнерго».

Аудитор:
Наименование: ЗАО «Газаудит».
Место нахождения: 443020, г. Самара, ул. Ленинградская, 75
Государственная регистрация: государственный регистрационный номер №743 от 23.08.1995 года.
Лицензия на осуществление аудиторской деятельности: №Е001288, Приказ Министерства финансов РФ от 24.07.2002 года, срок действия до 24.07.2012 года.
Является членом НП «Институт профессиональных аудиторов».

Аудируемое лицо:
Наименование: ОАО «Самараэнерго».
Место нахождения: 443099, г. Самара, ул. Ленинградская, 27
Государственная регистрация: ОГРН 1026300956131 от 15.08.2002 года.

Мы провели аудит прилагаемой финансовой (бухгалтерской) отчетности Открытого акционерного общества энергетики и электрификации "Самараэнерго" (далее - Общество) за период с 1 января по 31 декабря 2009 г. включительно. Финансовая (бухгалтерская) отчетность Общества состоит из: бухгалтерского баланса, отчета о прибылях и убытках, приложений к бухгалтерскому балансу и отчету о прибылях и убытках, пояснительной записки.
Ответственность за подготовку и представление этой финансовой (бухгалтерской) отчетности несет исполнительный орган Общества. Наша обязанность заключается в том, чтобы выразить мнение о достоверности во всех существенных отношениях данной отчетности и соответствии порядка ведения бухгалтерского учета законодательству Российской Федерации на основе проведенного аудита.
Мы провели аудит в соответствии с:
- Федеральным законом "Об аудиторской деятельности";
- федеральными правилами (стандартами) аудиторской деятельности;
- внутрифирменными стандартами аудиторской деятельности Некоммерческого партнерства «Институт Профессиональных Аудиторов»;
- внутрифирменными стандартами.
Аудит планировался и проводился таким образом, чтобы получить разумную уверенность в том, что финансовая (бухгалтерская) отчетность Общества не содержит существенных искажений. Аудит проводился на выборочной основе и включал в себя изучение на основе тестирования доказательств, подтверждающих числовые показатели финансовой (бухгалтерской) отчетности и раскрытие в ней информации о финансово-хозяйственной деятельности, оценку соблюдения принципов и правил бухгалтерского учета, применяемых при подготовке финансовой (бухгалтерской) отчетности, рассмотрение основных оценочных показателей, полученных руководством аудируемого лица, а также оценку представления финансовой (бухгалтерской) отчетности.
Мы полагаем, что проведенный аудит предоставляет достаточные основания для выражения нашего мнения о достоверности во всех существенных отношениях финансовой (бухгалтерской) отчетности и соответствии порядка ведения бухгалтерского учета законодательству Российской Федерации.
По нашему мнению, финансовая (бухгалтерская) отчетность Общества отражает достоверно во всех существенных отношениях финансовое положение на 31 декабря 2009 г. и результаты финансово-хозяйственной деятельности за период с 1 января по 31 декабря 2009 г. включительно в соответствии с требованиями законодательства Российской Федерации в части подготовки финансовой (бухгалтерской) отчетности.
Не изменяя мнения о достоверности финансовой (бухгалтерской) отчетности, мы обращаем внимание на информацию, изложенную в пояснениях к финансовой (бухгалтерской) отчетности (пункт 3.8.), а именно на то, что на отчетную дату не завершены судебные разбирательства, в которых Общество выступает ответчиком, на общую сумму 914 813 тыс. рублей.

26 МАРТА 2010 ГОДА

Генеральный директор
Т.В. Колосова.

Руководитель аудиторской проверки
Е.Ф. Юдина.

(квалификационный аттестат на право
осуществления аудиторской деятельности
в области общего аудита № К004472 с неограниченным
сроком действия).

САМАРАЭНЕРГО



СУДЕБНАЯ ПРАКТИКА ОАО «САМАРАЭНЕРГО»

ЗАСТУПИЛИСЬ ЗА «САМАРАЭНЕРГО»

«...400 абонентов ОАО «Самараэнерго» - жители Жигулевска смогут оценить удобство автоматизированных систем учета электроэнергии. Сегодня ОАО «Самараэнерго» начинает монтаж АСКУЭ бытовых потребителей электроэнергии в двух жилых домах города. Проект одобрен администрацией Самарской области и является социально значимым...»

Газета
«Земля и доля»
23 апреля 2009 г.

«Самараэнерго» через суд обязало Завод «Салют» выплатить проценты за просрочку уплаты за электроэнергию

«У завода «Салют» накопилась задолженность перед «Самараэнерго» за апрель в сумме 3,7 млн. рублей. Поставщик электроэнергии подал в суд на ОАО «Салют», в своем исковом заявлении выставив требования об уплате долга и процентов по нему в размере 9229,15 рублей. Еще до принятия судебного решения «Самараэнерго» частично отказалось от своих требований – завод уплатил сумму основного долга. В августе арбитражный суд Самарской области вынес решение прекратить судебное разбирательство об уплате основного долга, обязав взыскать с «Салюта» в пользу «Самараэнерго» проценты за пользование чужими средствами...»

Газета
«Самарское обозрение»
18 сентября 2008 г.

«КОММУНАР» ОБЯЗАЛИ ЗАПЛАТИТЬ

«ОАО «Самараэнерго» через областной арбитражный суд обязало ФПК «Самарский завод «Коммунар» погасить задолженность в сумме 2,4 млн.рублей. Решение суда было вынесено 29 июля. «Самараэнерго» и «Коммунар» работают на основании договора об электроснабжении, заключенного 30 декабря 2004 года. В соответствии с договором, «Коммунару» в январе-феврале 2008 года была поставлена электроэнергия, которую завод не оплатил. В ответ на иск «Коммунар» подал ходатайство, в котором указал на отсутствие средств на своем счете.

Арбитражный суд удовлетворил претензии энергетиков, обязав завод погасить долги».

Газета
«Самарское обозрение»
11 августа 2008 г.

«САМАРАОРГСИНТЕЗ» РАССЧИТАЛСЯ

«Инвестиционная программа, о которой идет речь, была задумана специалистами ОАО «Самараэнерго» в 2008 году, а стартовой площадкой для ее реализации стал Жигулевск...Автоматизированная информационно-измерительная система коммерческого учета электрической энергии представляет собой совокупность аппаратных и программных средств, которая обеспечивает дистанционный сбор, хранение и обработку данных об энергопотреблении. Кроме того, АИИС КУЭ позволяет перевести расчеты с потребителями на ежемесячные автоматизированные выписки счетов за потребленное электричество по двухтарифному плану, а также исключить случаи несанкционированного энергопотребления и сделать процедуру оплаты электрической энергии более простой и прозрачной...»

Газета
«Площадь Свободы»
19 декабря 2009 г.

РАСПРЕДЕЛЕНИЕ ПРИБЫЛИ И ДИВИДЕНДНАЯ ПОЛИТИКА

В соответствии с решениями общих собраний акционеров прибыль Общества распределялась следующим образом:

Распределение прибыли Общества (тыс. руб.)	ГОСА по итогам 2006 года	ГОСА по итогам 2007 года	ГОСА по итогам 2008 года
Нераспределенная прибыль	(264 317)	1 123 895	71 065
Резервный фонд	-	-	-
Фонд накопления	-	906 428	61 700
Фонд потребления	-	-	5 711
Дивиденды	-	49 466	3 654
Прочие цели	-	(погашение убытков прошлых лет) 168 001	-

Решения о выплате дивидендов, в том числе решения о размере дивиденда и форме его выплаты по акциям каждой категории (типа) принимаются в основном ежегодно на годовом общем собрании акционеров по результатам деятельности в завершенном финансовом году. Порядок принятия решения о выплате дивидендов и порядок выплаты дивидендов регулируется Федеральным законом «Об акционерных обществах», Уставом ОАО «Самараэнерго» и Положением о дивидендной политике ОАО «Самараэнерго».

Дивидендная политика Общества основывается на строгом соблюдении прав акционеров, предусмотренных действующим законодательством, и направлена на повышение инвестиционной привлекательности Общества, его капитализации и максимального удовлетворения прав и интересов своих акционеров через рост курсовой стоимости акций и повышение дивидендных выплат.

Размер дивидендов по акциям любой категории (типа) не может быть больше рекомендованного Советом директоров Общества. Источником выплаты дивидендов является прибыль Общества после налогообложения. Чистая прибыль общества определяется по данным бухгалтерской отчетности ОАО «Самараэнерго», и ее размер утверждается на заседании Совета директоров. Совет директоров ОАО «Самараэнерго» в рамках своей компетенции рассматривает распределение чистой прибыли, полученной по результатам первого квартала, полугодия, девяти месяцев финансового года и (или) по итогам финансового года, принимает решение о целесообразности выплаты дивидендов и рекомендует общему собранию акционеров утвердить предлагаемое распределение чистой прибыли и принять решение о выплате дивидендов в определенном размере.

Срок выплаты дивидендов определяется Общим собранием акционеров Общества, но не может быть позднее 60 (Шестидесяти) дней после принятия решения об их выплате. ОАО «Самараэнерго» регулярно выплачивает дивиденды, история выплаты которых отражена в таблице.

Дивидендная история Общества за последние 3 года.

	2007 год (дивиденды за 1 квартал 2007 года)	2008 год (дивиденды за 2007 год)	2009 год (дивиденды за 2008 год)
Размер дивиденда на 1 обык.акцию, руб.	0,026568	-	-
Размер дивиденда на 1 прив.акцию, руб.	0,026568	0,094763	0,007
Общая сумма начисленных дивидендов, включая налог, тыс. руб.	107 890	49 466	3 654
Общая сумма выплаченных дивидендов по состоянию на 31.12.2009, тыс. руб.	94 363,5	40 269,2	2 998,5
Дивидендная доходность 1 обыкновенной акции, %	3,9	-	-
Дивидендная доходность 1 привилегированной акции, %	6,6	35,6	3,42

Диви́дендная дохо́дность — это отношение величины годового дивиденда на акцию к рыночной стоимости акции. Данная величина выражается чаще всего в процентах.

Выплата дивидендов в неполном объеме произошла по следующим причинам:

– неверные, неполные либо устаревшие данные о реквизитах банковского счета акционера, который он указал в анкете зарегистрированного лица для получения дивидендов;

– неверные, неполные либо устаревшие данные о почтовом адресе акционера, который он указал в анкете зарегистрированного лица для получения дивидендов почтовым переводом.

Акционерам, представившим регистратору Общества (ОАО «ЦМД») реквизиты для перечисления дивидендов, дивиденды перечислены.

САМАРАЭНЕРГО

ЭНЕРГОСБЕРЕЖЕНИЕ

КАК СЭКОНОМИТЬ НА ЭЛЕКТРОЭНЕРГИИ?

«В 2006 году, когда впервые появилась информация об установке подобных счетчиков, город был не готов к этим нововведениям. Сегодня вся организационная работа проведена. В продаже появились счетчики разных модификаций, разработана методика расчета и, самое главное, определены обслуживающие организации. Теперь для того, чтобы заменить счетчик по учету электроэнергии, можно обратиться в ОАО «Самараэнерго». Специалисты подскажут, как действовать, и есть ли возможность установить счетчик в вашем случае...»

Газета
«Вестник»
17 января 2009 г.



«ОАО «Самараэнерго» объявило о том, что начинает работу по продаже и установке своим абонентам так называемых двухтарифных счетчиков.

НОЧЬЮ ДЕШЕВЛЕ

Если обычный счетчик стоит примерно 500 руб., то многотарифный около 1500 руб. К этому надо прибавить стоимость замены старого счетчика на новый. ОАО «Самараэнерго», объявившее сейчас о начале установки таких приборов учета для своих потребителей, сделает это за 512 руб. К слову, это еще по-божески. Например, стоимость установки для бытовых абонентов Москвы составляет от 3000 руб. (однофазный электросчетчик) до 5500 руб. (трехфазный электросчетчик)...»

Газета
«Советник»
31 августа 2009 г.

Стирать и мыть посуду ВЫГОДНЕЕ НОЧЬЮ

«ОАО «Самараэнерго» предлагает прибор, который экономит средства потребителя. Сократить расходы семейного бюджета, можно установив двухтарифный счетчик учета электроэнергии. Он может работать как автономно, «общаясь» только с хозяином и приходящим контролером, так и в составе автоматизированной системы контроля и учета электроэнергии. В этом случае счетчик соединяется с диспетчерским компьютером, на который и поступает вся информация со счетчика. В обоих случаях на экране дисплея или монитора указываются дата, время, тарифное расписание (время переключения) и, конечно, потребленная энергия, как по каждому тарифу, так и суммарная. Память аппарата сохраняет также отчетные данные за предыдущие 11 месяцев...»

Газета
«Самарские известия»
28 августа 2008 г.

Зачем менять СЧЕТЧИК?

«Этот вопрос мы адресовали ОАО «Самараэнерго» и вот что нам ответили: Согласно «Правилам функционирования розничных рынков электрической энергии в переходный период реформирования электроэнергетики», утвержденным постановлением правительства РФ от 31.08.06 530 (далее правила), учет электрической энергии должен обеспечиваться покупателями(п. 71).

Кроме того, каждый гражданин-потребитель имеет право установить прибор дифференцированного учета с определением потребления электроэнергии по зонам суток. К сожалению, льготы на покупку и установку приборов учета электроэнергии ветеранам войны и другим гражданам законом не предусмотрены...»

Газета
«Социальная газета»
7 ноября 2009 г.

ИНВЕСТИЦИОННАЯ ДЕЯТЕЛЬНОСТЬ

7.1. ИНВЕСТИЦИИ ОБЩЕСТВА, В ТОМ ЧИСЛЕ НАПРАВЛЯЕМЫЕ НА РЕКОНСТРУКЦИЮ И ТЕХНИЧЕСКОЕ ПЕРЕВООРУЖЕНИЕ.

График объемов инвестиций за 2007 - 2009 гг. ОАО «Самараэнерго»:


125000
100000
75000
50000
25000
0
инвестиции - всего с НДС, тыс. руб.
в т.ч. на реконструкцию и техническое перевооружение
2007г.
2008г.
2009г.

Объем инвестиций составляет по годам: 2007 год – 23 936 тыс. руб. (в т.ч. на реконструкцию и техническое перевооружение – 20 090 тыс.руб.); 2008 год – 31 001 тыс. руб. (в т.ч. на реконструкцию и техническое перевооружение – 16 552 тыс. руб.); 2009 год – 101 604 тыс. руб. (в т.ч. на реконструкцию и техническое перевооружение – 65 401 тыс.руб.)

С целью повышения эффективности обслуживания потребителей электроэнергии ОАО «Самараэнерго» разработало и в 2009 году реализовало комплекс социально-направленных проектов, таких как «Создание центров обслуживания клиентов в 12-ти населенных пунктах Самарской области» и «Создание АСКУЭ бытовых потребителей в г. Жигулевск».

Открытие центров обслуживания клиентов позволило увеличить территориальную зону обслуживания потребителей ОАО «Самараэнерго», расширить спектр предоставляемых услуг и улучшить качество обслуживания потребителей ОАО «Самараэнерго». В годовой инвестпрограмме Общества на 2009 год объем инвестиций по данному направлению составил 49 993 тыс. рублей.

В 2009 году ОАО «Самараэнерго» разработало пилотный инвестиционный проект «АСКУЭ бытовых потребителей электроэнергии».

Автоматизированная система коммерческого учета электроэнергии бытовых потребителей в 2-х жилых домах г. Жигулевска в отчетном году была введена в промышленную эксплуатацию.

Для бытовых потребителей экономическая эффективность внедрения АСКУЭ определяется:

- переходом на двухтарифную систему оплаты за потребленную электроэнергию (день, ночь), что существенно снизит средний тариф электропотребления;
- снижением нагрузки в платежах добросовестных потребителей за электропотребление в местах общего пользования за счет исключения хищений и неучтенного и нерационального расхода электроэнергии (на лестничных площадках, при освещении входов в подъезды, в подвалах и т.п.);
- организацией достоверного учета и оперативного контроля за потреблением электроэнергии по каждой квартире и по жилому дому в целом;
- переходом на расчет за потребленную электроэнергию с квитанций, заполняемых жильцами, на выписку счетов энергоснабжающей организацией;
- обеспечением автоматизации процесса выписки счетов жильцам за фактически потребленную электроэнергию, что существенно уменьшит количество ошибок.

Экономическая эффективность внедрения АСКУЭ для ОАО «Самараэнерго» определяется:

- повышением точности учета (за счет уменьшения искажений при ручном съеме данных, за счет ревизии приборов учета и замене старых типов счетчиков на более современные и точные);
- исключением хищений электроэнергии за счет оперативного контроля баланса потребления жилого дома;
- сокращением затрат на обработку информации экономическим подразделением за счет получения оперативной и достоверной информации об энергопотреблении в электронном виде;
- сокращением затрат на персонал, контролирующий показания квартирных счетчиков.

В годовой инвестпрограмме ОАО «Самараэнерго» на 2009 год объем инвестиций по данному титулу составил 2 701 тыс. рублей.

В 2010 году ОАО «Самараэнерго» планирует продолжить работу по внедрению АСКУЭ у бытовых потребителей электроэнергии.

7.2. ИСТОЧНИКИ ФИНАНСИРОВАНИЯ ИНВЕСТИЦИОННЫХ ПРОГРАММ (ПРИБЫЛЬ, АМОРТИЗАЦИОННЫЕ ОТЧИСЛЕНИЯ, ПРОЧИЕ).

Основными источниками финансирования инвестиционной программы ОАО «Самараэнерго» являются собственные средства.

Освоение инвестиций за 2007 - 2009 гг. (с учетом НДС) по источникам выглядит следующим образом:

2007г.	план	факт	% выполнения
ВСЕГО, тыс. руб.	37 406	23 936	64
В т.ч. - за счет собственных средств:	37 406	23 936	64
Амортизационных отчислений	37 406	22 636	60
прибыли			
прочих источников		1 300	
- за счет привлеченных источников:			
бюджета РФ			
средств от долевого участия			
прочих			

2008г.	план	факт	% выполнения
ВСЕГО, тыс. руб.	34 444	31 001	90
В т.ч. - за счет собственных средств:	34 444	31 001	90
Амортизационных отчислений	34 444	31 001	90
прибыли			
прочих источников			
- за счет привлеченных источников:			
бюджета РФ			
средств от долевого участия			
прочих			

2009г.	план	факт	% выполнения
ВСЕГО, тыс. руб.	109 659	101 604	93
В т.ч. - за счет собственных средств:	109 659	101 604	93
Амортизационных отчислений	54 448	48 910	90
прибыли			
прочих источников	55 211	52 694	95
- за счет привлеченных источников:			
бюджета РФ			
средств от долевого участия			
прочих			

7.3. СТРУКТУРА КАПИТАЛОВЛОЖЕНИЙ ПО НАПРАВЛЕНИЯМ: НОВОЕ СТРОИТЕЛЬСТВО, РЕКОНСТРУКЦИЯ ЗДАНИЙ И СООРУЖЕНИЙ, ОБОРУДОВАНИЕ, НЕ ТРЕБУЮЩЕЕ МОНТАЖА, ПРИОБРЕТЕНИЕ ОСНОВНЫХ ФОНДОВ (ЗДАНИЙ), ПРОЕКТНО-ИЗЫСКАТЕЛЬСКИЕ РАБОТЫ ДЛЯ СТРОИТЕЛЬСТВА БУДУЩИХ ЛЕТ, ПРОЧИЕ ОБЬЕКТЫ.

Динамика структуры инвестиций по направлениям за 2007-2009 годы:


2007г.
2.2%
5.4%
8.5%
1.7%
82.2%
2008г.
46.6%
48.3%
5.1%
2009г.
11%
24,6%
8,7%
55,7%
новое строительство
реконструкция зданий и сооружений
оборудование, не требующее монтажа
проектно изыскательские работы
прочие вложения

Наиболее значительные мероприятия по капитальным вложениям:

2007 год:
- приобретение оборудования, не требующего монтажа (замена вычислительной техники, средств связи и автотранспортного парка, выработавшего свой ресурс);
- реконструкция здания под гараж в Борском отделении ОАО «Самараэнерго» (окончание строительно-монтажных работ и ввод объекта в эксплуатацию).

2008 год:
- настройка, и пусконаладочные работы оборудования VPN;
- прокладка оптических линий связи (последней мили);
- приобретение оборудования, не требующего монтажа (замена вычислительной техники, средств связи и автотранспортного парка, выработавшего свой ресурс);
- модернизация локально-вычислительной сети ОАО «Самараэнерго» в административном здании, ул. Ленинградская, 27;
- система энергоснабжения серверного оборудования.

2009 год:

- приобретение оборудования, не требующего монтажа (замена вычислительной техники, средств связи и автотранспортного парка, выработавшего свой ресурс);
- модернизация ЛВС в Тольяттинском отделении;
- прокладка оптических линий связи;
- создание АСКУЭ бытовых потребителей в г. Жигулёвск;
- создание АСКУЭ промышленных потребителей;
- монтаж и пуско - наладка оборудования VPN, ЛКС в Центрах обслуживания клиентов (ЦОК);
- монтаж охранно-пожарных сигнализаций в зданиях ЦОК;
- приобретение ОФ (зданий) для организации центров обслуживания клиентов;
- реконструкция зданий ЦОК.

7.4. ПРИВЛЕЧЕНИЕ КРЕДИТНЫХ РЕСУРСОВ ПОД ИНВЕСТИЦИОННЫЕ ПРОЕКТЫ.

Кредитные ресурсы под инвестиционные проекты в 2007-2009гг. не привлекались.

САМАРАЭНЕРГО

«САМАРАЭНЕРГО» УХОДИТ В IT



«...Применение системы хранения данных позволит автоматизировать весь цикл задач по учету и анализу реализации электроэнергии. Это значительно повысит качество обслуживания клиентов ОАО «Самараэнерго». Внедрение системы хранения данных Hitachi HDS AMS1000 улучшит учет и управление ресурсами, обеспечит оперативное отслеживание финансовых, социально-экономических процессов...»

Газета
«Самарское обозрение»
29 октября 2009 г.

РАЗВИТИЕ ЭЛЕКТРОННЫХ СИСТЕМ ХРАНЕНИЯ ДАННЫХ

ОБЕСПЕЧИТ НАДЕЖНОСТЬ

«В ОАО «Самараэнерго» запущена в эксплуатацию система хранения данных Hitachi HDSAMS1000, основной элемент высокотехнологичного центра обработки данных. Успешное завершение этого проекта позволит компании повысить качество обслуживания потребителей электроэнергии. Сегодня и повседневная работа, и развитие энергосбытового бизнеса невозможны без внедрения информационных технологий. Эффективность работы ОАО «Самараэнерго» в немалой степени зависит, от грамотного внедрения и эффективного применения ГГ-систем...»

Газета
«Город НСК»
30 октября 2009 г.

«Самараэнерго» завершило проект по строительству центра обработки данных

«...Запуск сервисно-ориентированной системы хранения данных Hitachi HDS AMS1000 решает сразу несколько технических проблем. Прежде всего, оптимизируется инфраструктура хранения данных ОАО «Самараэнерго», а это сводит к минимуму вероятность потери информации, обеспечивает быстрое восстановление целостности баз данных. В результате повышается защищенность и безопасность информационной системы ОАО «Самараэнерго» в целом....»

Газета
«Постскриптум
30 октября 2009 г.

РАЗВИТИЕ СРЕДСТВ СВЯЗИ ОБЩЕСТВА И ИНФОРМАЦИОННЫХ ТЕХНОЛОГИЙ. ПЕРСПЕКТИВА ТЕХНИЧЕСКОГО РАЗВИТИЯ ОБЩЕСТВА

Информационные технологии и телекоммуникации в настоящее время играют существенную роль в развитии и поддержании бизнеса любой компании. От эффективности применения информационных технологий в немалой степени зависит эффективность работы всего Общества.

В 2009 году были реализованы следующие проекты:
1. Завершено строительство центров обслуживания клиентов, произведен монтаж современного компьютерного оборудования в двенадцати районах области. Строительство новых объектов позволит расширить представительство компании ОАО «Самараэнерго» в регионе, улучшить качество обслуживания потребителей электрической энергии.

2. Завершены работы по расширению корпоративной сети ОАО «Самараэнерго», интеграции объектов ЦОК в единую корпоративную сеть, организованной для обеспечения строго регламентированного информационного взаимодействия центрального офиса и отделений ОАО «Самараэнерго» с целью удовлетворения потребностей в услугах информационного обмена, оперативного отслеживания хода финансовых и социально-экономических процессов, учета и управления ресурсами.
В рамках проекта инсталлированы технические решения по созданию единой телекоммуникационной системы ОАО «Самараэнерго», используя высокотехнологичное коммутационное оборудование.

3. Проложены волоконно-оптические линии связи от трех отделений компании до узлов связи федерального провайдера ОАО «ВолгаТелеком», запущены сервисы ip-телефонии, организовано присоединение частной корпоративной сети к телефонной сети общего пользования, организован высокоскоростной выход в интернет, запущены сервисы конференц связи.
Результатом реализации проекта и стало улучшение качества связи, увеличение пропускной способности каналов связи, внедрение новых сервисов коммуникации внутри компании, организация оперативного и высокотехнологичного взаимодействия сегментов ОАО «Самараэнерго» на территории Самарской области. Высокоскоростные каналы связи позволят внедрить современные информационные системы, улучшить качество предоставления услуг потребителям, сократить расходы компании на передачу данных между отделениями и центральным офисом компании.

4. Произведен монтаж структурированной кабельной системы в офисах Тольяттинского и Новокуйбышевского отделениий ОАО «Самараэнерго» категории 5Е и 25 летней гарантии компании AMP NETCONNECT, одного из крупнейших мировых производителей оборудования для локальных вычислительных сетей, структурированных кабельных систем и их компонентов.
5. Проведена модернизация высокотехнологичного центра обработки данных, увеличена вычислительная мощность за счет ввода в эксплуатацию дополнительных лезвий блейд-серверов Fujitsu, внедрена система хранения данных, произведен монтаж климатического оборудования.
Внедрение системы хранения данных позволило оптимизировать инфраструктуру хранения данных, свести к минимуму вероятность потери данных, обеспечить быстрое восстановление целостности баз данных информационных систем, обслуживать инфраструктурные приложения, установленные на блейд-серверах Fujitsu, эксплуатировать современные информационные системы. Освободившаяся на старых системах емкость стала использоваться для хранения архивных и редко запрашиваемых данных. Модернизация Центра Обработки Данных позволила повысить эффективность деятельности предприятия, учитывать территориально-распределенную структуру компании ОАО «Самараэнерго», использовать встроенные функции консолидации всего объема информации.

6. Завершены основные этапы разработки информационной системы электронного документооборота, мощного корпоративного средства управления предприятием. Внедрение системы позволит четко организовать бизнес-процессы, повысить эффективность работы компании, объединить все структуры организации в единое управленческое пространство. Внедряемое решение предусматривает интеграцию с действующими информационными системами, возможность наращивания и расширения функционала.

На 2010 год в области информационных технологий планируется завершение строительства волоконно-оптических линий связи между центральным офисом и отделениями компании, что обеспечит информационное взаимодействие между структурными подразделениями Общества.
Завершающим этапом строительства современного центра обработки данных станет проект внедрения модульной системы хранения данных, что повысит надежность хранения информации и обеспечит быстрое восстановление целостности баз данных.
Проекты технического переоснащения Общества направлены на повышение эффективности энергосбытовой деятельности, повышение качества обслуживания потребителей электрической энергии и снижении издержек текущей деятельности.

САМАРАЭНЕРГО



КРУПНЕЙШАЯ ЭНЕРГОСБЫТОВАЯ КОМПАНИЯ УЛУЧШАЕТ УСЛОВИЯ ОБСЛУЖИВАНИЯ КЛИЕНТОВ В СЕЛЬСКИХ РАЙОНАХ И ГОРОДАХ

МАКСИМ СОЙФЕР: «МЫ СТРЕМИМСЯ ПОВЫСИТЬ КАЧЕСТВО ОБСЛУЖИВАНИЯ ПОТРЕБИТЕЛЕЙ»

«...Мы открыли Центры обслуживания клиентов (ЦОК) в отделениях ОАО «Самараэнерго» в 12 населенных пунктах Самарской области...Главная цель, которую мы ставили перед собой, реализуя этот проект – стать ближе к потребителю. В ЦОКах наши специалисты принимают обращения клиентов по вопросам энергопотребления, технологического присоединения, передачи и распределения электроэнергии. Кроме того, они будут контролировать состояние платежей за потребленную электроэнергию...».

Интервью
генерального директора
ОАО «Самараэнерго»
Газета **«Время»**
14 декабря 2009 г.

СОЦИАЛЬНЫЕ ПРОЕКТЫ ОАО «САМАРАЭНЕРГО». МАКСИМ СОЙФЕР РАССКАЗАЛ О РЕЗУЛЬТАТАХ ИНВЕСТИЦИОННЫХ ПРОГРАММ.

«...Наша инвестиционная программа, - отметил на встрече Максим Сойфер, — в первую очередь, направлена на повышение эффективности сбыта электрической энергии, улучшение качества обслуживания потребителей электрической энергии, получение дополнительной прибыли за счет повышения оперативности и точности расчетов. Достаточно крупным комплексным и социально ориентированным инвестиционным проектом стало создание Центров обслуживания клиентов в городах и районах Самарской области».

Интервью
генерального директора
ОАО «Самараэнерго»
Газета **«Самарские известия»**
11 декабря 2009 г.

Максим Сойфер: «Мы намерены двигаться в сторону розничного рынка»

«...Инвестиционный проект по организации ЦОК реализуется в 12 населенных пунктах Самарской области, он согласован с Министерством экономического развития и торговли Самарской области и главами администраций соответствующих муниципальных районов. Всего на эту работу мы потратили и потратим до конца года 47,5 млн. рублей без НДС. График ввода ЦОК осуществляется поэтапно. До 15 декабря, как и было запланировано, мы полностью завершим работу и запустим наш инвестпроект в эксплуатацию...»

Интервью генерального директора
ОАО «Самараэнерго»
Газета **«Самарское обозрение»**
14 декабря 2009 г.

ЗАКУПОЧНАЯ ДЕЯТЕЛЬНОСТЬ

9.1. ОСНОВНЫЕ ПОЛОЖЕНИЯ ПОЛИТИКИ ОБЩЕСТВА В ОБЛАСТИ ЗАКУПОЧНОЙ ДЕЯТЕЛЬНОСТИ СОГЛАСНО ПОЛОЖЕНИЮ О ПОРЯДКЕ ПРОВЕДЕНИЯ РЕГЛАМЕНТИРОВАННЫХ ЗАКУПОК ТОВАРОВ, РАБОТ, УСЛУГ ДЛЯ НУЖД ОБЩЕСТВА

Структура системы закупок ОАО «Самараэнерго» построена в соответствии с корпоративной системой стандартов по закупочной деятельности и направлена на обеспечение целевого и эффективного расходования денежных средств Общества, а также получения экономически обоснованных затрат (рыночных цен на продукцию) и предотвращения возможных злоупотреблений со стороны закупающих сотрудников.

Основные положения политики ОАО «Самараэнерго» в области закупочной деятельности отражены в утвержденном Приказе ОАО «Самараэнерго» № 114 от 31.03.2008. Данное Положение регламентирует процедуры закупки любых товаров, работ, услуг (далее — продукции) за счет средств Общества стоимостью свыше 200 000 рублей без НДС.

Стратегическое планирование деятельности ОАО «Самараэнерго» в части закупок возложено на Центральный закупочный орган, персональный состав которого утверждён решением Совета директоров Общества (протокол от 14.10.2005 г. № 9/170). В октябре 2006 года произошло изменение состава Центрального закупочного органа (Протокол Совета директоров ОАО «Самараэнерго» № 9/170 от 11.10.2006г.).

Копии всех публикаций о проводимых закупках и их результатах размещаются на едином Интернет-ресурсе **http://www.samaraenergo.ru/ и http://www.b2b-energo.ru/.**

Регламентация закупочной деятельности:

• построена на разумном использовании специальных приемов для целенаправленного усиления действия рыночных законов в каждом случае закупки;

• осуществляется путем применения обязательных процедур, которые должны выполняться закупающими сотрудниками при каждой закупке стоимостью выше определенного значения. Данные процедуры предполагают:

• тщательное планирование потребности в продукции;

• анализ рынка;

• действия, направленные на достижение разумного уровня конкуренции среди потенциальных поставщиков там, где это возможно, а где невозможно – повышенный внутренний контроль;

• честный и разумный выбор наиболее предпочтительных предложений при комплексном анализе выгод и издержек (прежде всего цены и качества продукции);

• контроль за исполнением договора и использованием приобретенной продукции;

• базируется на системном подходе, который означает для Общества наличие:

• регламентирующей среды;

• установленной организационной структуры управления закупками и их контроля;

• подготовленных кадров для проведения закупок;

• налаженной инфраструктуры закупок.

• осуществляется путем соблюдения корпоративного единства правил закупок;

• базируется на полномочиях и ответственности закупающих сотрудников.

Закупочная деятельность в Обществе в 2009 году регламентировалась следующими нормативными документами:

• Стандартом ЗД4_Г_2 ТП 2008 «Системы стандартов по организации закупочной деятельности. Проведение закупок»;

• Годовой комплексной программой закупок на 2009 год,

утвержденной решением Совета директоров Общества от 07.08.2009, протокол № 2/244;

• Приказом ОАО «Самараэнерго» № 114 от 31.03.2008 о закупочной деятельности;

• Приказом ОАО «Самараэнерго» от 09 августа 2007 года № 246 «Об образовании постоянно действующей конкурсной комиссии» (с изменениями и дополнениями).

Оперативное управление закупочной деятельностью ОАО «Самараэнерго» осуществляется штатным структурным подразделением – «отдел организации закупок», которое является организатором закупок при проведении конкурсных процедур.

Кроме того, функциональные связи при осуществлении закупок товаров, работ, услуг регламентируются Положением об отделе организации закупок, а также должностными инструкциями сотрудников отдела организации закупок.

Контроль за реализацией ГКПЗ осуществляется в форме ежеквартальных отчётов Генерального директора ОАО «Самараэнерго» перед Советом директоров.

9.2. ГОДОВОЙ ОТЧЕТ ГЕНЕРАЛЬНОГО ДИРЕКТОРА О ЗАКУПОЧНОЙ ДЕЯТЕЛЬНОСТИ ПО ВИДАМ ДЕЯТЕЛЬНОСТИ И ПО СПОСОБАМ ЗАКУПОК.

По итогам реализации Годовой комплексной программы закупок ОАО «Самараэнерго» на 2009 год, скорректированной под производственные программы 2010 года объем регламентированных процедур составил:

В Энергоремонтном производстве – услуги 75,3 % от плана затрат;

ТПиР – 90,7 % от плана затрат, в том числе: МТР – 77,1%, услуги – 13,6%;

Капстрой – 95,5 % от плана затрат, в том числе: МТР – 67%, услуги – 28,5%;

Эксплуатационные расходы – 127,6% от плана затрат, в том числе МТР – 29,4%, услуги – 98,2%;

Прочие закупки – материалы и услуги - 90,1% от плана затрат.

В соответствии с Годовой комплексной программой закупок товаров, работ, услуг 2009 года проведено 254 торговых сессии на общую сумму 370 573 тыс. руб. (110,4 %), при плане 335 800 тыс. руб., в том числе:

• Открытых конкурентных процедур – 108 на сумму 176 527 тыс. руб., что составляет 52,6 % от общего плана закупок. Из них способом «открытый конкурс» – 60 на сумму 119 163 тыс. руб., «открытый запрос цен» - 36 на общую сумму 29 058 тыс. руб., «открытый запрос предложений» - 12 на общую сумму 28 306 тыс. руб.

• Закупок способом «Единственный источник» проведено 54 на общую сумму 177 263 тыс. руб., что составляет 52,8 % от общего плана закупок, из них по результатам конкурентных процедур 12 закупок на сумму 10 604,0 тыс. руб.

Основные закупки способом «Единственный источник» включают:

- Аренду административных зданий у ОАО «Волжская ТГК», прочих административных зданий на общую сумму 40 294 тыс. руб. Решение принято Советом директоров ОАО «Самараэнерго» (Протокол заседания Совета директоров, проводимого в заочной форме 15 декабря 2006г.);

- Услуги по модернизации автоматизированной информационной системы управления энергосбытовой деятельностью (АИСУЭД) на сумму 5 000 тыс. руб. (Протокол ЦЗО 01/02 от 09.02.2009г.);

- Закупка автотранспорта для нужд ОАО «Самараэнерго» на общую сумму 7 716,7 тыс. руб. (Протокол ЦЗО 02/07 от 22.07.2009г.).

• Нерегламентированные закупки продукции проведены на общую сумму 16 783 тыс. руб., или 5,0% от плана закупок.

9.3. ИНФОРМАЦИЯ ОБ ОСНОВНЫХ ПОКАЗАТЕЛЯХ ГКПЗ, СФОРМИРОВАННОЙ НА 2010 ГОД

Годовая комплексная программа закупок на 2010 год сформирована в следующем объеме:

Энергоремонтное производство 11 закупок на сумму 4 766 тыс. руб., в том числе:

0 лотов по выбору поставщиков МТР;

11 лотов на сумму 4 766 тыс. руб. по выбору исполнителя работ.

Техническое перевооружение и реконструкция 17 закупок на сумму 14 359 тыс. руб., в том числе:

9 лотов на сумму 10 246 тыс. руб. по выбору поставщиков МТР;

8 лотов на сумму 4 113 тыс. руб. по выбору исполнителя работ.

Капитальное строительство 7 закупок на сумму 27 665 тыс. руб., в том числе:

1 лот на сумму 15 410 тыс. руб. по выбору поставщиков МТР;

6 лотов на сумму 12 255 тыс. руб. по выбору исполнителя работ.

Эксплуатационные расходы 77 закупок на сумму 211 769 тыс. руб., в том числе:

8 лотов на сумму 1638 тыс. руб. по выбору поставщиков МТР;

69 лотов на сумму 210 131 тыс. руб. по выбору исполнителя работ.

Прочие расходы 69 закупок на сумму 112390 тыс. руб., в том числе:

16 лотов на сумму 10 867 тыс. руб. по выбору поставщиков МТР;

53 лота на сумму 101 523 тыс. руб. по выбору исполнителя работ.

Итого планируется провести 181 закупочную сессию на общую сумму 370 949 тыс. руб., в том числе в процентном соотношении:

- Открытых конкурсов – 31,4 %
- Открытых запросов цен – 3,8 %
- Закупок у единственного источника – 53,3 %
- Открытых запросов предложений – 5,5%
- Нерегламентированных закупок – 6,0 %

Высокий процент закупки у единственного источника обусловлен тем, что большой объем открытых конкурсов был перенесен на 4 квартал 2009 года, под производственные программы 2010 года.

К основным закупкам у единственного источника относятся:

- Аренда зданий у ОАО «Волжская ТГК» – 28 472 тыс. руб.;
- Аренда прочих административных зданий – 13 188 тыс. руб.;
- Услуги по сбору денежных средств – 28 261 тыс. руб.;
- Модернизация программного комплекса для расчетов с потребителями – 5 000 тыс. руб.;
- Установка и обслуживание справочно-правовой системы Гарант-Сервис-Самара на сумму 4 394 тыс. руб.;
- Услуги по защите в суде – 49 925 тыс. руб.
- Аренда транспорта - 16 099 тыс. руб.

САМАРАЭНЕРГО



ПОДДЕРЖИВАЯ КОРПОРАТИВНЫЕ ТРАДИЦИИ

ОАО «Самараэнерго» проводит конкурс среди сотрудников на лучшую фотографию

«ОАО «Самараэнерго» объявило о начале конкурса фотографий «Мир глазами энерге-тиков». Целью конкурса является выявление и поощрение талантливых сотрудников ОАО «Самараэнерго» в области фотоискусства, а также создание позитивного образа энергокомпании, повышения уровня корпоративной культуры и хорошего настроения. В прошлом году подобный конкурс прошел в ОАО «Саратовэнерго». ОАО «Самараэнер-го» продолжает лучшие корпоративные традиции предприятий энергетической отрасли Поволжья...
Все работы, принявшие участие в конкурсе «Мир глазами энергетиков», в дальнейшем будут украшать интерьер офиса компании».

Интернет-сайт
ОАО «Самараэнерго»
18 августа 2009 г.

«САМАРАЭНЕРГО» ЗАНЯЛО ДОСТОЙНОЕ МЕСТО СРЕДИ ДОСТОПРИМЕЧАТЕЛЬНОСТЕЙ ГОРОДА

«ОАО «Самараэнерго» представило на «Празднике света 2009» художественную композицию с изображением офисного здания на улице Ленинградской. Рядом с офисным зданием сотрудники ОАО «Самараэнерго» изобразили фонарь - символ электрического света... ОАО «Самараэнерго» четвертый раз принимает участие в празднике света. На первом фестивале компания представила композицию «Осеняющие Вас деревья», второй фестиваль «Праздник света 2007» украсил арт-объект «Ген жизни», сделанный при поддержке ОАО «Самараэнерго», на третьем фестивале ОАО «Самараэнерго» представило макет самых популярных мест города Самары. В настоящее время макет города установлен в офисе управления ОАО «Самараэнерго».

Газета
«Самарские известия»
29 сентября 2009 г.

ОХРАНА ОКРУЖАЮЩЕЙ СРЕДЫ

В результате деятельности ОАО «Самараэнерго» образуются 13 видов отходов производства и потребления 1 - 4 класса опасности на 23 площадках (здание управления, 18 отделений и 4 производственных участка). Для ОАО «Самараэнерго» Научно-аналитическим центром промышленной экологии Самарского государственного технического университета разработан проект нормативов образования отходов и лимитов на их размещение, в котором представлена схема операционного движения отходов, даны характеристика мест временного хранения (накопления) отходов на территории предприятия, периодичность их вывоза, план мероприятий по снижению воздействия отходов производства и потребления на окружающую среду.

В 2009 году Управлением по технологическому и экологическому надзору Ростехнадзора по Самарской области утверждены нормативы образования отходов и лимиты на их размещение на 2010 год.

В соответствии с утвержденными лимитами ОАО «Самараэнерго» по каждой площадке заключило договоры на вывоз и размещение (обезвреживание, переработку, использование, захоронение) образовавшихся отходов, ежеквартально производит оплату за негативное воздействие на окружающую среду.

Два инженерно-технических работника производственно-технической службы ОАО «Самараэнерго» имеют свидетельства о повышении квалификации по программе профессиональной подготовки лиц по направлению «Обращение с опасными отходами», полученные в Негосударственном образовательном учреждении «Учебный центр «Самара».

Координация и контроль деятельности Общества по обращению с отходами производства и потребления возложены на заместителя генерального директора по техническим вопросам и информационным технологиям.

Приказом по ОАО «Самараэнерго» назначены ответственные за деятельность по обращению с отходами производства и потребления в каждом отделении Общества.

Основными задачами на 2010 год для ОАО «Самараэнерго» является разработка нового проекта нормативов образования отходов и лимитов на их размещение в связи с созданием Центров обслуживания клиентов в 12 населенных пунктах Самарской области, а также контроль своевременного вывоза и размещения отходов производства и потребления в соответствии с заключенными договорами.

САМАРАЭНЕРГО

ПОДПИСАН КОЛЛЕКТИВНЫЙ ДОГОВОР НА 2009-2010 гг.

«16 апреля 2009 года прошла конференция сотрудников ОАО «Самараэнерго», на которой были подведены итоги исполнения Коллективного договора за 2007-2008 г. и утвержден новый Коллективный договор на 2009-2010 гг. Проект Коллективного договора на 2009-2010 гг. подготовил профсоюзный комитет. В Коллективном договоре на 2009 - 2010 гг. сохранена социальная направленность: все льготы и гарантии для работников сохранены. Кроме того, увеличены размеры денежных средств на оздоровление, пособие при рождении ребенка и др. При этом основным условием выполнения социальных гарантий Коллективного договора является стабильное финансово-экономическое состояние Общества...»

Интернет-сайт
www.samaraenergo.ru
23 апреля 2009 г.



ДЕЯТЕЛЬНОСТЬ ПЕРВИЧНОЙ ПРОФСОЮЗНОЙ ОРГАНИЗАЦИИ ОАО «САМАРАЭНЕРГО»

Праздник дружбы и спорта

«В прошлую субботу состоялась 4-я Спартакиада работников ОАО «Самараэнерго». На базе отдыха «Золотой берег» соревновались 190 энергетиков – любителей спорта. Состязались в следующих видах спорта: легкая атлетика (эстафеты и прыжки в длину), шахматы, стрельба, гиревой спорт, дартс, настольный теннис. Спорт – не единственное увлечение работников ОАО «Самараэнерго». В течение года в компании проходит несколько культурных мероприятий, где коллеги собираются вместе. Это и День пожилого человека, когда для бывших сотрудников устраивают концерт, и День Победы, когда чествуют ветеранов Великой Отечественной Войны, ранее работавших в компании. Конечно же, не остается без внимания, самый главный праздник - День энергетика, который отмечается с большим размахом.

Газета
«Самарские известия»
24 июля 2008 г.

ПОМОГАЮТ МОЛОДЫМ

«ОАО «Самараэнерго» провело семинар для членов Молодежной комиссии предприятия и профоргов. Мероприятие было посвящено наиболее важным аспектам профсоюзной работы среди молодежи и собрало 43 человека. В настоящее время в ОАО «Самараэнерго» молодежь составляет четвертую часть коллектива. Поэтому решение проблем молодых сотрудников является одним из важнейших вопросов для ОАО «Самараэнерго». Среди них наиболее актуальны сложности с приобретением жилья, получения дополнительного образования, повышения квалификации и другие проблемы...»

Газета
«Самарские известия»
30 сентября 2009 г.

КАДРОВАЯ И СОЦИАЛЬНАЯ ПОЛИТИКА. СОЦИАЛЬНОЕ ПАРТНЕРСТВО

11.1. СТРУКТУРА РАБОТАЮЩИХ ПО КАТЕГОРИЯМ.

Численность работников ОАО «Самараэнерго» по состоянию на 31 декабря 2009 года составляет 1028 человек, из них:

руководителей всех категорий	-	135 чел.
специалистов	-	436 чел.
служащих	-	30 чел.
рабочих	-	427 чел.

Анализ кадров за 2009 год в сравнении с 2008 годом показывает, что численный состав кадров незначительно увеличился (на 31 человека) по причине образования 12 центров обслуживания клиентов.

Количественный анализ кадров за последние 3 года:

Категория работников	на 31.12.2007	на 31.12.2008	на 31.12.2009
- всего работающих (чел.)	979	997	1028
в том числе:			
- руководителей (чел.)	134	133	135
- специалистов (чел.)	399	412	436
- служащих (чел.)	28	28	30
- рабочих (чел.)	418	424	427


2007г.
134
418
399
28
рабочие
служащие
руководители
специалисты
2008г.
133
424
412
28
2009г.
135
427
436
30

11.2. ВОЗРАСТНОЙ СОСТАВ РАБОТНИКОВ.

В 2009 году 15,5% работников ОАО «Самараэнерго» находилось в возрасте до 30 лет, 57,5 % - в возрасте от 30 до 50 лет и 27,0 % - в возрасте старше 50 лет.


возрастной состав руководителей
2007
5
57
72
2008
4
55
74
2009
6
56
73
возрастной состав специалистов
2007
90
68
241
2008
89
77
246
2009
95
85
256
возрастной состав рабочих
2007
52
111
255
2008
57
123
244
2009
48
132
247
возрастной состав всех работников
2007
152
243
584
2008
157
261
579
2009
159
278
591
до 30 лет
30-50 лет
старше 50 лет

11.3. РОТАЦИЯ КАДРОВ.

2007 год	2008 год	2009 год
7,9%	6,0%	5,5%


%
8
7
6
5
4
3
2
1
0
2007
2008
2009

Число уволенных в 2009 году по причинам текучести составило 28 человек. Текучесть кадров в целом по ОАО «Самараэнерго» в 2009 году составила 2,7 % , в 2008 году - 6,0 %.

11.4. КАЧЕСТВЕННЫЙ СОСТАВ РАБОТНИКОВ (УРОВЕНЬ ОБРАЗОВАНИЯ). СИСТЕМА РАЗВИТИЯ ПЕРСОНАЛА.

Качественный состав кадров остается на достаточно высоком уровне - 96,5 % инженерно-технического состава имеет высшее или среднее специальное образование. В целом по ОАО «Самараэнерго» 783 работающих - с высшим или средним специальным образованием, 5 человек - кандидаты наук.

Качественный состав персонала по категориям работающих:

Категория работников	Численность работников (чел)	Имеют высшее образование (чел)	Имеют среднее специальное образование (чел)	Кандидаты наук (чел)
Все работающие, в т.ч.	1028	546	232	5
Руководители	135	107	22	4
Специалисты	436	351	66	1
Служащие	30	11	12	-
Рабочие	427	77	132	-


600
500
400
300
200
100
0
498
230
5
521
232
5
546
232
5
2007г.
2008г.
2009г.
кандидат наук
с высшим обр.
со средним специальным обр.

В соответствии с Правилами организации работы с персоналом в ОАО «Самараэнерго» проводится работа по непрерывному обучению персонала. С этой целью ежегодно на основании заявок заключаются договоры на обучение с отрывом от производства руководителей и специалистов энергосистемы с институтами повышения квалификации (Российский фонд образовательных программ, ЗАО «Энергосервис – Обучение», ООО «Фонд энергетического развития», Корпоративный энергетический университет).

Показатели	Обучено в 2009 году	Прогноз на 2010 год
Подготовка рабочих	-	1 чел.
Переподготовка	40 чел.	42 чел.
Обучение вторым профессиям	-	-
Повышение квалификации рабочих	-	-
Повышение квалификации ИТР	-	10 чел.
Затраты на обучение (руб.)	704 944 руб.	1 291 700 руб.

В 2009 году приняли участие в семинарах 40 человек из категории руководителей и специалистов.

Динамика изменения заработной платы

Заработная плата работников по категориям с 2007-2009 гг. (руб.)

Категории работников	Годы		
	2007	2008	2009
Руководители	54 997	58 696	66 676
Специалисты и технические исполнители	21 553	23 355	25 974
Рабочие	13 010	13 752	15 560

Динамика заработной платы работников по категориям с 2007-2009 гг.


60000
50000
40000
30000
20000
10000
2007
2008
2009
руководители
специалисты и технические исполнители
рабочие

Рост средней заработной платы работников ОАО «Самараэнерго» объясняется увеличением тарифной части заработной платы на индекс потребительских цен Российской Федерации за 9 месяцев 2009 года, что гарантировано Коллективным договором ОАО «Самараэнерго».

ПРОГРАММА ПЕНСИОННОГО ОБЕСПЕЧЕНИЯ ОАО «САМАРАЭНЕРГО».

Решением Совета директоров (Протокол №16/227 от 15 апреля 2008г) была утверждена Программа негосударственного пенсионного обеспечения (НПО) работников ОАО «Самараэнерго». Программа НПО основана на принципах, заложенных Стратегией негосударственного пенсионного обеспечения работников Холдинга РАО «ЕЭС России», утвержденной в мае 2004 года.

В соответствии со стратегией реализация пенсионного обеспечения работников осуществляется через Негосударственный пенсионный фонд электроэнергетики – НПФЭ.

Между «Самараэнерго» и НПФЭ заключены соответствующие договора НПО для реализации корпоративного пенсионного плана и паритетного пенсионного плана, идет текущее финансирование. Условия реализации корпоративного и паритетного пенсионных планов определяются Положением о НПО работников общества.

В соответствии с договором 01/95/ю открыто 598 счетов работникам Общества в Негосударственном пенсионном фонде электроэнергетики по Поддерживающей программе. Из них 44 уже в настоящий момент получают дополнительную пенсию, средний размер которой составляет 1 766 рублей. На 2009 год в паритетном пенсионном плане ОАО «Самараэнерго» работникам открыто 179 счетов, из них 1 пенсионер получает пенсию.

11.5. ОХРАНА ТРУДА

Вопросы охраны труда находятся под постоянным контролем руководства ОАО «Самараэнерго».

Работа с персоналом ведется в соответствии с «Положением об организации работы с персоналом». Работники компании обеспечены сертифицированными средствами защиты в соответствии с нормами.

Весь комплекс мероприятий, предусмотренных планом по охране труда, предупреждению дорожно-транспортных происшествий и травматизма на автотранспорте в 2009 году, выполнен.

Работники предприятия прошли обучение и проверку знаний норм и правил охраны труда.

В 2009 году проведен периодический обязательный медосмотр в соответствии с ТК РФ и приказом МЗ РФ от 16.08.2004 г. № 83 работникам ОАО «Самараэнерго». По результатам проведенных осмотров и обследований не выявлены работники с противопоказаниями к выполняемой работе.

Помимо обязательного социального страхования работников, на предприятии на протяжении нескольких лет действует система добровольного медицинского страхования работников от несчастных случаев на производстве и профессиональных заболеваний.

В целом по предприятию в 2009 году на мероприятия по охране труда израсходовано 130 073 тыс. руб., в том числе на мероприятия по предупреждению несчастных случаев на производстве и профессиональных заболеваний – 747,6 тыс. руб., на приобретение средств индивидуальной защиты – 115,4 тыс., на проведение санитарно-гигиенических мероприятий по предупреждению заболеваний на производстве – 405,3 тыс. руб.

В 2009 году проведена аттестация рабочих мест по условиям труда в количестве 346 рабочих мест на общую сумму 574,483 тыс.руб. Заключение от Департамента труда и занятости населения по результатам экспертизы материалов аттестации рабочих мест по условиям труда получено.

За прошедший год проведены мероприятия по оздоровлению работников Общества и членов их семей, так:

в санаториях - 38 человек;

в санаториях-профилакториях прошли лечение - 1 человек;

в детских оздоровительных лагерях – 22 человека.

Финансовые затраты на оздоровительные мероприятия составили:

из прибыли общества – 847,8 тыс.руб.;

из фонда социального страхования – 661 тыс.руб.

из средств профкома - 271,2 тыс. руб.

Кроме того, по Постановлению фонда социального страхования от 15.04.2009 г. № 331 за счет частичного финансирования предупредительных мер по сокращению производственного травматизма в 2009 году в ОАО «Самараэнерго» прошли оздоровление 5 сотрудников ОАО «Самараэнерго» в санаториях на общую сумму 112,7 тыс. руб.

В течение 2009 года в ОАО «Самараэнерго» пострадавших от несчастного случая и профзаболеваний не было.

САМАРАЭНЕРГО

РЕЙТИНГ ПОТРЕБИТЕЛЕЙ ОАО «САМАРАЭНЕРГО»
ПЕРВОЕ ПОЛУГОДИЕ 2009 года

НАДЕЖНЫЕ ПАРТНЕРЫ:

ОАО «МЕЖРЕГИОНЭНЕРГОСБЫТ»
ООО «РОСНЕФТЬЭНЕРГО»

ДОЛЖНИКИ:

МУП ГОРОДА САМАРЫ «САМАРАВОДОКАНАЛ»
ОАО «АВИАКОР-АВИАЦИОННЫЙ ЗАВОД»
ОАО «СНТК ИМ. Н.Д. КУЗНЕЦОВА»

ДОЛЖНИК – это потребитель электрической энергии, который имеет задолженность за потребляемую энергию более чем за один период платежа (согласно договору)

РЕКЛАМА – МОНОЛОГ С ПОТРЕБИТЕЛЕМ

ОАО «САМАРАЭНЕРГО» ПРЕДЛАГАЕТ К ПРОДАЖЕ

НОВЫЕ ЭЛЕКТРОННЫЕ СЧЕТЧИКИ ЭЛЕКТРИЧЕСКОЙ ЭНЕРГИИ:

1. CE 101 S6 145 M; CE 101 R5 145 M – однофазный однотарифный по цене 686 рублей 87 копеек;
2. CE 102 S6 145 OKV; CE 102 R 145 OKV – однофазный многотарифный по цене 1410 рублей 37 копеек;
3. ЦЭ 6803 (1-7,5 А; 5-50 А; 10-100 А) – трехфазный однотарифный по цене 1862 рубля 07 копеек;
4. ЦЭ 6822 (1,0 220В 5-50А 4Т 1Р) – трехфазный многотарифный по цене 3348 рубля 77 копеек.

Каждый счетчик электрической энергии проходит входной контроль. Многотарифные счетчики электрической энергии запрограммированы на тарифное расписание по местному (самарскому) времени с автоматическим переключением на зимнее и летнее время.

По вопросам приобретения и установки счетчиков электрической энергии можно обращаться в службы эксплуатации, ремонта и регулировки приборов учета ОАО **«Самараэнерго»** по телефону: (846) **279-69-15**

В БОРСКОМ ОТДЕЛЕНИИ ОАО «САМАРАЭНЕРГО» ВО ВНОВЬ ОТКРЫВАЕМОМ ЦЕНТРЕ ОБСЛУЖИВАНИЯ КЛИЕНТОВ (ЦОК) В С. БОГАТОЕ ИМЕЮТСЯ ВАКАНСИИ:

Инженер.

Квалификационные требования: высшее профессиональное (техническое) образование, стаж работы на электротехнических должностях не менее 3 лет, навыки работы на ПК.

Контролер II группы квалификации.

Квалификационные требования: среднее специальное или среднее профессиональное образование (желательно электротехническое), 3 группа по электробезопасности в электроустановках до 1000 В, навыки работы на ПК.

Собеседование с кандидатами будет проходить с 09 ноября по 13 ноября 2009 года с 9.00 до 12.00 часов по адресу: с. Борское, ул. Сиреневая, 5 Борское отделение ОАО «Самараэнерго». При себе иметь: резюме, копию паспорта, оригинал и копию диплома, копию трудовой книжки, копию удостоверения на группу по электробезопасности (если имеется).

Внимание юридических лиц – потребителей электрической энергии, поставляемой ОАО «Самараэнерго»!

•В связи с участием в проведении тарифной кампании на 2010 год и в соответствии с требованиями Методических указаний по расчету регулируемых тарифов и цен на электрическую энергию на розничном рынке, утвержденными приказом ФСТ РФ от 06.08.2004 г. №20-э/2, ОАО «Самараэнерго» предлагает своим клиентам (юридическим лицам) до 01 июля 2009 года предоставить следующие данные по организации:

- Величину заявленной мощности на 2010 год.
- Ожидаемый объем электропотребления на 2010 год.

В случае непредоставления информации отнесение организации к одной из тарифных подгрупп будет выполнено в соответствии с п. 69 Методических указаний по расчету регулируемых тарифов и цен на электрическую энергию на розничном рынке.

Более подробную информацию можно получить по телефонам: (846) **279-68-46**, **279-68-55**.

ЗАДАЧИ И ПЕРСПЕКТИВЫ ОБЩЕСТВА НА БУДУЩИЙ ГОД, РЕШЕНИЕ СТРАТЕГИЧЕСКИХ ЗАДАЧ

12.1. ПОВЫШЕНИЕ ЭФФЕКТИВНОСТИ ЭНЕРГОСБЫТОВОЙ ДЕЯТЕЛЬНОСТИ

В качестве факторов, влияющих на изменение показателей эффективности энергосбытовой компании, необходимо отметить следующие:

• изменение объема и структуры отпуска в сеть;

•изменение цены на покупку электроэнергии/мощности на нерегулируемых секторах;

• ухудшение платежной дисциплины со стороны потребителей компании и появление неплатежеспособных потребителей;

• наличие конкурирующих энергосбытовых компаний;

• повышение уровня технического оснащения и программного обеспечения;

• кадровый ресурс общества.

Для укрепления конкурентоспособности и сохранения положительной тенденции развития компании ОАО «Самараэнерго» осуществляет и планирует осуществлять следующие мероприятия:

• сохранение и расширение существующей абонентской базы за счет формирования более гибкой политики взаимоотношений с потребителями электроэнергии: предложение потребителям более гибких условий договора на энергоснабжение, чем у конкурирующих энергосбытовых компаний; оказание потребителям дополнительных услуг в виде консультаций по выбору оптимального тарифа из утвержденного тарифного меню; предложение более удобных форм оплаты потребленной электроэнергии;

• проведение гибкой политики с оптовыми перепродавцами электроэнергии с целью принятия на обслуживание их абонентов при «распаковке» этих компаний;

• оптимизация структуры закупок электроэнергии на нерегулируемых секторах с целью минимизации отпускных тарифов конечным потребителям;

• оптимизация условно-постоянных затрат и прочих расходов в целях постоянного развития материально-технической базы и сохранения кадрового потенциала компании;

• снижение активности потребителей, предпринимающих попытки выхода на НОРЭМ, за счет предоставления им объективных расчетов возможного экономического эффекта и потерь, которые они могут получить от самостоятельной работы на рынке электроэнергии, особо выделяя возникающие у них в связи с этим риски и организационно-технические проблемы. В случае если потребитель принимает принципиальное решение о выходе на рынок, предлагает ему услуги в качестве агента по его выводу на НОРЭМ, оформлению и заключению необходимых договоров и осуществлению от его имени всех регламентированных процедур по закупке электроэнергии;

• снижение потерь компании от неплатежей за отпущенную электроэнергию, преимущественно за счет активизации претензионно-исковой работы, вплоть до инициирования процедуры банкротства потребителей-должников, реструктуризации долгов, а также отключения злостных неплательщиков;

• совершенствование системы управления компанией для обеспечения динамичного реагирования на изменения на оптовом и розничном рынке электроэнергии;

• сохранение и повышение кадрового потенциала.

12.2. ПОВЫШЕНИЕ УРОВНЯ КОРПОРАТИВНОГО УПРАВЛЕНИЯ.

Сознавая, что деятельность ОАО «Самараэнерго» сопряжена с высокой ответственностью перед акционерами и инвесторами, потребителями и работниками, Общество соблюдает действующие законодательные нормы и требования, а также стремится в своей деятельности следовать принципам и рекомендациям Кодекса корпоративного поведения, одобренного на заседании Правительства РФ 28.11.2001 года.

Для повышения уровня корпоративного управления в 2010 году Общество планирует решить следующие задачи:

1) повышение информационной и финансовой прозрачности,

2) обеспечение эффективной системы внутреннего контроля и аудита,

3) совершенствование системы корпоративных процедур, упорядочение и оптимизация процедурных документов,

4) повышение качества соблюдения существующих принципов корпоративного управления.

12.3. ДЕЛОВАЯ РЕПУТАЦИЯ ОБЩЕСТВА И PR-ПОДДЕРЖКА ПРИОРИТЕТНЫХ НАПРАВЛЕНИЙ ДЕЯТЕЛЬНОСТИ ОБЩЕСТВА.

Усиление конкуренции среди энергоснабжающих организаций, либерализация рынка электроэнергии, возросшая социальная направленность энергосбытового бизнеса и клиентоориентированная политика Общества повышают роль деловой репутации ОАО «Самараэнерго» и необходимость ее поддержки посредством PR-кампаний, соответствующих общей стратегии развития организации.

В 2010 году Общество сохранит активную позицию в информационном пространстве Самарской области, отстаивая интересы акционеров и клиентов компании через средства массовой информации, интернет-сайт, корпоративную газету ОАО «Самараэнерго», через проведение PR-акций и участие в различных мероприятиях: деловых встречах, совещаниях и семинарах и др.

В целях сохранения и расширения абонентской базы ОАО «Самараэнерго», снижения активности потребителей, предпринимающих попытки выхода на НОРЭМ и усиления позиций по отношению к внешним рискам Общество планирует продолжить работу по информированию общественности о конкурентных преимуществах и новых услугах.

Учитывая большую значимость для Общества работы с региональными органами власти по формированию тарифно-балансовых решений, с целью эффективного воздействия на процессы тарифообразования и создания положительного образа компании в глазах общественности и государственных структур в 2010 году Общество планирует активизировать работу по разъяснению своей позиции относительно тарифно-договорных отношений на розничном рынке электроэнергии.

Выполняя задачу по снижению потерь компании от неплатежей за отпущенную электроэнергию, особое внимание будет уделяться информированию общественности о положительной практике принятия судебных решений в спорах с потребителями или контрагентами, о возможности ограничения подачи электроэнергии в случае неплатежей.

Реализуя программы по внедрению автоматизированной системы коммерческого учета электроэнергии бытовых потребителей в г.о. Жигулевск, продаже и установке многотарифных счетчиков электроэнергии компания будет вести работу по популяризации энергосбережения через средства массовой информации, а также с помощью распространения информации через отделения ОАО «Самараэнерго».

В целях поддержания имиджа социально ориентированной компании в 2010 году Общество планирует продолжить благотворительную деятельность, направленную на содействие укрепления экономики региона, социальную поддержку граждан и поддержание положительного социально-психологического климата населения в связи с деятельностью компании в регионе.

Информационная политика ОАО «Самараэнерго» и в дальнейшем будет строиться на принципах оперативности, открытости и достоверности.

«САМАРАЭНЕРГО» НА «АРЕНЕ»

СПРАВОЧНАЯ ИНФОРМАЦИЯ ДЛЯ АКЦИОНЕРОВ

АДРЕСА, ТЕЛЕФОНЫ, КОНТАКТЫ, БАНКОВСКИЕ РЕКВИЗИТЫ, АДРЕС ОБЩЕСТВА В INTERNET, КРАТКАЯ ИНФОРМАЦИЯ ОБ АУДИТОРЕ, РЕЕСТРОДЕРЖАТЕЛЕ ОБЩЕСТВА.

Открытое акционерное общество энергетики и электрификации «Самараэнерго», находится по адресу: г. Самара, ул. Ленинградская, 27.
Телефон приемной- (846) 340-39-74, факс - (846) 340-39-02.
Телефон корпоративного сектора – (846) 340-37-40.

Банковские реквизиты:
ИНН 6315222985, КПП 997450001,
р/с 40702810600020000314 в ЗАО АКБ «Газбанк» г. Самары,
БИК 043601863,
к/с 30101810400000000863

Адрес Общества в Internet – www.samaraenergo.ru

Аудитор – Закрытое акционерное общество «Газаудит»
Место нахождения: Российская Федерация, 443020, г. Самара, ул. Ленинградская, д.27
Тел.: (846) 310-84-80, Факс: (846) 333-28-55
Адрес электронной почты: gazaudit@samaramail.ru
Данные о лицензии аудитора: лицензия № Е001288 выдана 24 июля 2002 года Министерством финансов Российской Федерации, срок действия до 24 июля 2012 года.

Реестродержатель - ОАО «Центральный Московский Депозитарий»
Место нахождения: 105082, Москва, ул. Большая Почтовая, д.34, стр.8
Почт. адрес : 105082, Москва, ул. Большая Почтовая, д.34, стр.8
Тел.: (495) 221-13–34, факс: (495) 221-13-83,
Адрес электронной почты: dre@mcd.ru
Данные о лицензии реестродержателя: Лицензия Федеральной комиссии по рынку ценных бумаг на осуществление деятельности по ведению реестра № 10-000-1-00255 от 13 сентября 2002 года, без ограничения срока действия.

достигнутыми высокими результатами и выразил надежду на дальнейшее сотрудничество на благо развития электроэнергетической отрасли Самарской губернии».

Газета **«EnergyLand.info»**
4 января 2010 г.

ПОПАЛИ В ДЕСЯТКУ

«КОММУНАР» ОБЯЗАЛИ ЗАПЛАТИТЬ

«Самарское обозрение»

Издание подготовлено

Корпоративным сектором ОАО «Самараэнерго»

Отделом по связям с общественностью ОАО «Самараэнерго»

Дизайн, полиграфия – «Инфо – Медиа»

Руководитель проекта

Александр Андриянов

Тираж: 130 экз.
Самара 2010 год

САМАРАЭНЕРГО